UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 11, 2008

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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novo nordisk annual report

financial, social and environmental performance 2007

novo nordisk®

united to change diabetes

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Performance highlights 2007

		2007	2006	Change

Financial performance

Sales total	DKK million	41,831	38,743	8.0%

Diabetes care	DKK million	30,478	27,866	9.4%

Of which modern insulins	DKK million	14,008	10,825	29.4%

Biopharmaceuticals	DKK million	11,353	10,877	4.4%

Gross profit	DKK million	32,038	29,158	9.9%

Gross margin	%	76.6	75.3

Sales and distribution costs	% of sales	29.6	30.0

Research and development costs	% of sales	20.4	16.3

Research and development costs excl AERx® *)	% of sales	17.2	16.3

Administration expenses	% of sales	6.0	6.2

Operating profit	DKK million	8,942	9,119	(1.9%)

Operating profit excl AERx® *)	DKK million	10,267	9,119	12.6%

Net profit	DKK million	8,522	6,452	32.1%

Effective tax rate	%	22.3	29.6

Capital expenditure	DKK million	2,268	2,787	(18.6%)

Free cash flow	DKK million	9,012	4,707	91.5%

Long-term financial targets

Operating profit growth	%	(1.9)	12.7

Operating profit growth excl AERx® *)%		12.6	12.7

Operating margin	%	21.4	23.5

Operating margin excl AERx® *)%		24.5	23.5

Return on invested capital (ROIC)%		27.2	25.8

Cash to earnings	%	105.7	73.0

Cash to earnings excl AERx® *)%		94.2	73.0

Non-financial performance

Employees	FTE	25,516	23,172	10%

Engaging culture (employee engagement)	Scale 1–5	4.1	4.0

Employee turnover	%	11.6	10.0

Employment impact	Number of jobs	81,600	82,700	(1%)

CO2 emissions	1,000 tons	236	229	3%

Water consumption	1,000m3	3,231	2,995	8%

Recycling of waste	%	38	35

New patent families (first filing)	Number	116	149	(22%)

Share performance

Dividend per share (proposed) **)	DKK	4.50	3.50	28.6%

Closing share price (B shares) **)	DKK	335	236	41.9%

Market capitalisation (B shares) ***)	DKK billion	172	124	38.7%

*)	Excluding non-recurring costs related to discontinuation of the development of the AERx® inhaled insulin system.
**)	Novo Nordisk B shares were split on 3 December 2007 and ADRs were split on 17 December 2007.
***)	Novo Nordisk B shares (excluding treasury shares).
See more financial and non-financial highlights on pp 52–53.

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Reader’s guide

Novo Nordisk’s ambition is to defeat diabetes. This report illustrates how our commitment to this goal shapes our work every day across the globe.

Welcome to Novo Nordisk’s Annual Report 2007 – a presentation of the company’s performance during the year, our achievements and our challenges. It comprises two main elements: the management report (pp 2–50) and the consolidated financial and non-financial statements (pp 51–115).

The management report describes how we do business and explains how we will continue to create long-term value for shareholders and for other stakeholders.
     The section Welcome to Novo Nordisk offers a quick introduction to the business and a letter from the chairman of the Board and the president and chief executive officer.
     The section Business results presents the company’s strategy, opportunities and key risks, followed by an overview of performance in 2007, with highlights, progress, comparative data and commentary. The pipeline overview and progress illustrates development projects aimed to secure Novo Nordisk’s future growth.
     The section Business environment elaborates on Novo Nordisk’s key challenges as a global health-care company. It puts performance into context, with insights into how Novo Nordisk responds to an increasingly competitive environment and to the business implications of a globalising world. In the articles, we present a review of activities, strategies, ambitions and opportunities in light of the past year and looking ahead.

     In our selection of themes, we have chosen to focus on presenting the drivers that will enable Novo Nordisk to pursue our vision and achieve our strategic objectives: our approach to doing business, our people and the resources we put into supporting each of the two business segments – diabetes care and biopharmaceuticals.
     The sections Diabetes care and Biopharmaceu -ticals provide an update of the past year’s achievements in each business segment and initiatives to drive continued growth.
     The section Shareholder information contains a description of Novo Nordisk’s approach to corporate governance and remuneration policy. It also provides profiles of board members and Executive Management as well as information on the Novo Nordisk share.

The consolidated financial and non-financial statements give a detailed account of the year’s performance with comparative data. The financial statements of the parent company are included on pp 105–112.

References to studies and reports are provided on the inside back flap.

To learn more, or to help us turn our vision into reality, please get in touch.

A year
in the life of
Novo Nordisk

Therapeutic proteins take R&D lead
15 January: Novo Nordisk discontinues R&D within small molecules and focuses research and development on therapeutic proteins. See p 8.

NovoSeven® results on ICH 26 February: Phase 3 stroke trial shows that NovoSeven® reduces bleeding in the brain, but does not improve long-term clinical outcomes. See p 39.

Funding the future in China
5 March: Novo Nordisk and the Chinese Academy of Sciences establish research foundation in China. Novo Nordisk to provide 2 million US dollars for research into diabetes and biopharmaceuticals. See p 36.

US hiring blitz The US diabetes sales force is expanded. In January 2007, staffing and planning efforts begin, resulting in over 700 new people being hired and fully trained by 4 June 2007. See p 34.

Clinton calls for change
13 March: Former US President Bill Clinton is keynote speaker at the Global Changing Diabetes Leadership Forum in New York, organised by Novo Nordisk. See p 27.

Gore visits Bagsværd
On the same day, Nobel Laureate and former US Vice President Al Gore visits Novo Nordisk in Bagsværd, Denmark, to talk about the climate change challenge. See p 22.

Expanded Brazil facility opens
26 April: Novo Nordisk inaugurates Latin America’s largest insulin plant in Montes Claros, Brazil. Danish Prime Minister Anders Fogh Rasmussen attends. See p 35.

Most employees outside Denmark
April: The number of employees outside Denmark exceeds the number of employees in Denmark – a total of 25,194 people work at Novo Nordisk,12,579 in Denmark, 12,615 in other countries.

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Japanese design captures the spirit of ‘unite for diabetes’ .	On 14 November blue circles were formed around the world to mark the first UN-observed World Diabetes Day.

02–07
Welcome to Novo Nordisk
02	United to change diabetes
04	Novo Nordisk at a glance
06	Leading the Novo Nordisk way

08–19
Business results
08	Business strategy, opportunities and key risks
10	Performance in 2007
15	Outlook for 2008
15	Forward-looking statement
16	Pipeline overview
18	Pipeline progress

20–25
Business environment
20	Challenges to the pharmaceutical industry
22	Lean production cuts costs
24	Responsible business practices
25	People put values to work
26–37
Diabetes care
26	The challenge to change diabetes
30	Improved prevention, detection and treatment
32	Liraglutide – key to future growth
34	Modern insulins available to more people
36	Tackling diabetes on all fronts in China

Landmark renewable energy alliance
1 May: Novo Nordisk and the Danish energy company DONG Energy sign a partnership agreement. An increasing part of Novo Nordisk’s future electricity consumption in Denmark will be supplied by wind turbines from 2009. See p 23.

Board of Directors visits China
Novo Nordisk’s Board of Directors and Executive Management hold off-site board meeting in China. They visit the company’s R&D centre in Beijing, the Chinese Academy of Sciences and CEIBS business school as well as major hospitals and distributors. See p 36.

Clinical trials and bioethics websites 2 July: Novo Nordisk increases transparency of clinical trials and bioethics through the launch of two new websites. See p 24.

New HRT product launched
5 May: Novo Nordisk celebrates its launch of Activella® 0.5mg/0.1mg at the ACOG Annual Clinical Meeting in San Diego, California. The new lower-dose product extends the company’s HRT portfolio which already includes Activella® 1.0 mg/ 0.5 mg. See p 40.

New pilot plant in Denmark
12 June: A new pilot plant for the development and production of new biophar-maceuticals based on proteins cultured in mammalian cells is inaugurated in Hillerød, Denmark. See p 41.

US insulin filling capacity doubles
21 June: Employees at site Clayton, US, celebrate an expansion of production facilities that will double the company’s insulin filling capacity in the US. See p 34.

Buoyant first-half sales
3 August: Novo Nordisk’s interim report for the first six months of 2007 reveals a 14% rise in total sales measured in local currencies (up 9% in Danish kroner). Of all product groups, modern insulins lead the way by increasing 37% (up 31% in Danish kroner). See p 11.

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Professor Chen Zu of the Chinese Academy of Sciences and Mads Krogsgaard Thomsen, Novo Nordisk chief science officer.	Monica Priore, diagnosed with diabetes when she was five, recently swam across the Strait of Messina in Italy

38–41
Biopharmaceuticals
38	Meeting needs in haemophilia
40	Expanding the range of biopharmaceuticals

42–50
Shareholder information
42	Corporate governance
44	Executive remuneration
46	Board of Directors
48	Executive Management
49	Shares and capital structure
51–115
Consolidated financial and non-financial statements 2007
52	Financial and non-financial statements
54	Consolidated financial statements
89	Consolidated non-financial statements
105	Financial statements of the parent company
113	Management statement
114	Auditor’s reports
116
Additional information
Index
Contacts
References
Novo Nordisk key products

Focus on childhood diabetes
18 September: Novo Nordisk and the International Diabetes Federation (IDF) launch the Diabetes Youth Charter, an expert review into existing data and global trends in the area of childhood diabetes. It highlights actions to improve the prevention and care of childhood diabetes. See p 29.

Anniversary milestones
5 November: The day marks the 75th anniversary of the Steno Diabetes Center and the 50th anniversary of the Hagedorn Research Institute. See p 31.

Changing Diabetes® Barometer
7 November: Novo Nordisk presents the Changing Diabetes® Barometer, a tool for the diabetes community to track national diabetes developments. See p 27.

Stock split
3 December: To accommodate appreciation of the share price, Novo Nordisk’s B shares are split 2:1 on the OMX Nordic Exchange Copenhagen and the London Stock Exchange. Novo Nordisk’s ADRs listed on the New York Stock Exchange are similarly split on 17 December. See p 49.

Sustainability leader
24 September: Novo Nordisk ranks as best-in-class in healthcare – one of 18 global supersectors – in Dow Jones Sustainability Indexes, the world’s leading indexes for sustainability-driven investment portfolios. See pp 7 and 89–99.

Biking for a cure in Death Valley
20 October: 270 cyclists – including 25 from Novo Nordisk – join the 10th ‘Ride to Cure Diabetes’ in Death Valley, California. The 170-kilometre ride is a fundraising event organised by the Juvenile Diabetes Research Foundation. See p 31.

Levemir® approved in Japan
22 October: Novo Nordisk receives approval for Levemir® in Japan, enabling the launch in December. See p 34.

First UN-observed World Diabetes Day
14 November: The first ever UN-observed World Diabetes Day is celebrated. The day is marked by Novo Nordisk together with the International Diabetes Federation and its partners with activities all over the world. See p 26.

Liraglutide trial results
11 December: Novo Nordisk announces clinical results from a one-year mono-therapy study investigating liraglutide –a once-daily human GLP-1 analogue for the treatment of type 2 diabetes. This study, the last of five phase 3 studies needed for regulatory filing, confirms the effect of liraglutide on blood glucose control and body weight. See p 32.

Novo Nordisk Annual Report 2007	1

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united
to change
diabetes

Reaching across the globe, Novo Nordisk employees organised human blue circles, gathering more than a quarter of a million people to mark the first UN-observed World Diabetes Day on 14 November 2007.

It was a truly magnificent moment and one we are proud to have been part of. Never before have the landmarks of the world been so spectacularly lit up, and never before have so many people been engaged in advocacy to protect current and future generations against one of the biggest public health threats that mankind has ever faced.

The power of the possible

To defeat diabetes – that is our aspiration and our business.
     At Novo Nordisk we believe in the power of the possible. Our vision is one of civilisation based on sustainability, partnership and respect for the individual. Sustainability is a powerful, unifying force. We believe it is possible to be commercially astute and socially aware. To accelerate growth and minimise environmental impacts. To earn competitive returns and contribute to economic prosperity for society. These are the cornerstones of the Triple Bottom Line principle upon which we build our business. These are the messages we convey when we call upon governments to make the frameworks that enable us and our partners to contribute to creating wealth for the benefit of all.

Results

For Novo Nordisk, the year 2007 was yet another year with remarkable progress. Our financial results and the growth of our business were achieved despite an increasingly competitive environment and adverse currency exchange rates. This is underpinned by a solid track record on measures of economic, environmental and social impact. This was also rewarded: throughout the year, our shareholders have seen a significant appreciation of their investment in our company.
     In this report we highlight the assets that will help us sustain and build leadership in the business areas we focus on. Innovation of new or improved therapies is the foundation for the future of the pharmaceutical industry. In 2007, we invested more than ever in research and development, and we saw progress in a number of areas which are crucial to the future of our company. Throughout the world we have increased our presence and thereby our ‘share of voice’ in an increasingly competitive business environment and with that we have achieved greater acceptance of our products. Our manufacturing operations continue to improve productivity, allowing us to invest more in sales and marketing for the short term – and in research and development for the long term. And, most importantly, people at Novo Nordisk demonstrate that we’ve got what it takes to win: accountability, ambition, responsibility, engagement, openness and readiness for change.
     Three themes have been the key drivers of success and will remain on our agenda: globalisation, innovation and leadership.

Globalisation
Demands for proper healthcare are on the rise throughout the world,

and we must strengthen our global presence to stay competitive and expand the market for our products and services. Today, the number of Novo Nordisk employees outside Denmark exceeds that of our Danish organisation.
     The expansion of our global supply chain continued to accelerate. In 2007, with the largest investment of any pharmaceutical company in Latin America, we inaugurated our insulin filling plant in Montes Claros, Brazil. We also doubled the insulin filling capacity of our manufacturing facility in Clayton, North Carolina, to meet the growing demand for our products in the US.
     A significant expansion of our US sales and marketing organisation was completed in the first half of the year, aimed at supporting the continued roll-out of Levemir® and the rest of our portfolio of modern insulins.
     In China we entered into a long-term strategic collaboration with the Chinese Academy of Sciences, which significantly expands our network of contacts with far-reaching implications for our research and development activities there.
     Sourcing of talent and of services are key engines of globalisation. In addition to the traditional internationalisation of research and development as well as manufacturing we are now also seeing encouraging results from sourcing services.

Innovation
Driving organisational development and optimisation of cross-organisational interfaces is critical to ensuring the successful execution of global clinical trial programmes such as the suite of phase 3 studies of liraglutide, Novo Nordisk’s furthest advanced new product candidate in the diabetes care business. The successful completion of the studies gives us reason to believe that this new class of diabetes therapy represents a potential, valuable treatment option for people with type 2 diabetes, and perhaps even prevention if applied for obesity-related health risks. This would represent a significant advance for diabetes care – and the future of Novo Nordisk.
     We saw unprecedented progress in our pipeline in 2007: next-generation modern insulin and NovoSeven® analogues, new indications for Norditropin®, lower-dose hormone replacement therapies as well as our portfolio of early-stage candidates for treatment of inflammation. Some of this progress can be ascribed to the fact that we have strengthened the project-centric organisation in our clinical development. We have improved cross-project alignment, systems of performance management, compensation packages and talent development programmes for all groups of employees.
     Regrettably, Novo Nordisk also experienced some setbacks in research and development in 2007.
     We began the year with a great disappointment when our final studies investigating rFVIIa for the treatment of intracerebral haemorrhage failed to show sufficient benefits for the patients. This was despite the fact that the trials were conducted at impressive speed, and with the highest level of professionalism. A hope for stroke patients faded away.
     We also decided to stop our research and development efforts to develop small-molecule oral therapies for type 2 diabetes – after many years of concerted efforts.

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Welcome to Novo Nordisk | Welcome letter

     And finally, in January 2008, we decided to discontinue the development of the AERx® inhaled insulin system and focus our research and development on a new generation of systems for administering long-acting insulin and GLP-1 via inhalation.
     Discontinuing a research programme does not mean giving up hope that improved product offerings can be achieved. But if ambitions are high you have to accept that not all objectives will be met – that is how it is when trying to accomplish difficult tasks. And we will continue to invest in pursuing every viable route to offer improved benefits for the people whose healthcare needs we serve.

Leadership
With aspiration of leadership follows the obligation to speak out on behalf of your constituencies and seek influence on the global agenda. In the spring, Novo Nordisk hosted the first Global Changing Diabetes Leadership Forum in New York. This event kicked off a range of activities, and we are pleased to see that our initiative has resonated well with health policy-makers and others with the power to influence the agenda towards a more sustainable future.
     In parallel, we advanced our initiatives to face up to the climate change challenge and pursue our ambitious strategy to reduce the company’s CO2 emissions over a 10-year period. Here, a milestone wasa unique partnership with our energy supplier in Denmark, where 85% of our CO2 emissions occur, to convert energy savings to increased supplies of renewable energy. It is our ambition that this too may serve as inspiration for others. We have been active advocates on the international scene, sharing our experience and supporting coalitions urging immediate and concerted action.
     2007 was also the fifth anniversary of the World Diabetes Foundation, an initiative founded and funded by Novo Nordisk to improve access to and knowledge about diabetes care in the developing countries. Already now the Foundation is supporting 138 projects across all continents with encouraging results. We are humbled by its potential impact, and are hence seeking extension of funding from our shareholders for a new, 10-year period.

Challenges

At the beginning of 2008, we can confidently say that Novo Nordisk is well-positioned to meet the challenges posed by our competitive environment and societal developments. Diabetes care is one of the segments of the pharmaceutical industry with the highest expected future growth rates. This makes it attractive to continue to invest in staying ahead in this market.
     It is critical that Novo Nordisk continues to deliver on promises and that we are successful in our must-win battles: First, to maintain leadership in diabetes care by expanding the use of our modern insulins, ensuring leadership within GLP-1 and progressing the next generation of modern insulins through development. Second, expanding our offerings in biopharmaceuticals by developing the next-generation successors to NovoSeven® and creating possibilities for change in treating haemophilia, growth deficiency, hormone replacement and inflammation.

Thanks

We are set on one goal: improving value for patients. Looking back at our achievements in 2007, we believe that we are on the right track. We thank our customers, shareholders and partners for their loyalty and support throughout the year. We also believe that our customers, shareholders and partners share with us a great thanks to our employees for their efforts, their creativity and their dedication that makes Novo Nordisk a very special company.

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Welcome to Novo Nordisk | Novo Nordisk at a glance

novo nordisk
at a glance

At 73% of sales, diabetes care is the main growth driver for Novo Nordisk's business. Solid growth and efficient production make it possible to invest in building long-term market presence.
     Biopharmaceuticals, the company’s other main business area, accounts for 27% of overall sales. In this area, which includes NovoSeven®, human growth hormone and HRT products, Novo Nordisk is also exploring potential new therapies in areas where significant medical needs exist.

North America	International Operations	Europe

Sales: 33% of total sales.	Sales: 17% of total sales.	Sales: 39% of total sales.

Insulin volume share: 43% of the total market.	Insulin volume share: 57% of the total market.	Insulin volume share: 57% of the total market.

Modern insulin volume share: 31% of the segment.	Modern insulin volume share: 54% of the segment.	Modern insulin volume share: 50% of the segment.

People with diabetes: 21 million people living in the US and Canada are estimated to have diabetes.	People with diabetes: 183 million people living in countries within International Operations are estimated to have diabetes.	People with diabetes: 34 million people living in Europe are estimated to have diabetes.

Performance: Growth is primarily driven by the complete portfolio of modern insulins, NovoLog®, NovoLog® Mix 70/30 and Levemir®. Novo Nordisk is the leader in the US insulin market.	Performance: Growth is driven by modern insulins as well as human insulin. China is a key growth driver, contributing around 50% of the growth in insulin sales.
Performance: Growth is primarily driven by the complete portfolio of modern insulins, NovoRapid®, NovoMix® 30 and Levemir®. Novo Nordisk continues to consolidate its leadership position in the European insulin market.

Capacity-building: 90,000 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes Program®.	Capacity-building: 134,000 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes® programmes.	Capacity-building: 54,000 healthcare professionals have been trained or educated through Novo Nordisk’s National Changing Diabetes® programmes.

Market share data is based on IMS MAT November volume data.
IMS World now includes certain IO countries.

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Japan & Oceania

Sales: 11% of total sales.
Insulin volume share: 73% of the total market.
Modern insulin volume share: 62% of the segment.
People with diabetes: 8 million people living in
Japan are estimated to have diabetes.
Performance: Growth is primarily driven by the
modern insulins NovoRapid® and
NovoRapid Mix® 30.With the launch of Levemir®
in Japan in December 2007, Novo Nordisk
continues to consolidate its strong leadership
position in the Japanese insulin market.
Capacity-building: 58,000 healthcare profes-
sionals have been trained or educated through
Novo Nordisk’s National Changing Diabetes®
programmes.

the world of
novo nordisk

Novo Nordisk is a focused healthcare company headquartered in Denmark. With market presence in 179 countries, and R&D and production facilities spanning five continents, the company’s global reach is expanding.
     Novo Nordisk is a world leader in diabetes care.
     Key market figures for the diabetes care business in each of the four regions are provided here. See more on pp 11 and 52.
      In its other business segment, biopharmaceuticals, Novo Nordisk has a leading position within the therapeutic areas of haemostasis management, growth hormone therapy and hormone replacement therapy. Sales in the biopharmaceuticals business are reported globally and by therapy area. See pp 11–12 and 52.
     Novo Nordisk has 26,008 employees in 80 countries; 12,689 are based in Denmark and 13,319 abroad. Of these, 4,695 work in R&D, 7,900 in production, 8,368 in sales and distribution and 5,045 in administration. The largest production sites are located in Denmark. The company has invested in establishing a seamless global supply chain and significantly expanded production facilities in all regions, particularly the growth markets of the US and China.

Ownership structure

Novo A/S, an unlisted Danish public limited liability company wholly-owned by the Novo Nordisk Foundation, holds 25.5% of Novo Nordisk’s total share capital and 71% of the total number of votes. The Novo Nordisk Foundation is a self-governing and profit-making foundation, whose purpose is to provide a stable basis for the commercial and research activities conducted by the companies within the Novo Group and to support scientific, humanitarian and social purposes.
     Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’.

History

Novo Nordisk has its origins in two Danish companies founded in the 1920s – Nordisk Insulinlaboratorium and Novo Terapeutisk Laboratorium. These two companies, which merged in 1989 to become Novo Nordisk, independently pioneered several key breakthroughs in diabetes care during the last century. Both companies took a broader approach to diabetes: in 1932 Nordisk Insulinlaboratorium founded the Steno Memorial Hospital and six years later Novo Terapeutisk Laboratorium established the Hvidøre Diabetes Sanatorium. This resolve to treat the person and not just the symptoms of the disease is a forerunner of Novo Nordisk’s modern-day commitment to sustainable development and balanced growth.
     Scientific breakthroughs which characterised both of the companies during their history as competitors continued after the merger, and Novo Nordisk’s ongoing commitment to innovation is still evidenced today by its emphasis on research and development.

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Welcome to Novo Nordisk | The Novo Nordisk way

leading the
novo nordisk
way

The Novo Nordisk Way of Management forms the values-based governance framework for the company. From vision to policies, it describes how people at Novo Nordisk put values into action and defines the principles for how the company does business.

The Novo Nordisk Way of Management consists of three elements: the Vision, the Charter and global company policies.
     The Vision sets out the direction for Novo Nordisk. It expresses what Novo Nordisk is striving for, how the company works and how it is guided by its values in its endeavours to find the right balance between commercial interests and acting as a responsible business.
     The Charter describes the company’s values, commitments, fundamentals and follow-up methods. The values underpin the commitments to the Triple Bottom Line and sustainable development. The fundamentals are a set of 11 management principles to ensure focus on business objectives, customers, compliance, collaboration and sharing of better practices, and quality mindset. And the follow-up methods provide ongoing systematic and validated documentation of performance in all material areas of Novo Nordisk.
     The global company policies set global standards and give operational guidelines in 13 specific areas: bioethics, business ethics, communication, environment, finance, global health, health and safety, information technology, legal, people, purchasing, quality and risk management.

The Novo Nordisk
Way of Management

The follow-up methodology has four key components which provide assurance to stakeholders of the quality of the company’s processes and performance.
Financial and non-financial audit is a systematic methodology to assess performance as accounted for in the annual reporting. Furthermore, Novo Nordisk voluntarily includes independent assurance of the company’s non-financial reporting.
Facilitation is a specific follow-up method that is unique to companies in the Novo Group. It is used to provide systematic and validated documentation of the levels of compliance with the Novo Nordisk Way of Management. The global facilitator team consists of senior people with deep insight into the business and the business environment.
Organisational development is assessed through an annual Organisational audit, commissioned by the Board of Directors and Executive Management. This process, conducted at senior management level, includes an assessment of ‘linking business and organisation’ as well as succession management.
Quality audit monitors adherence to the quality requirements, including quality management systems. It aims to ensure continuous improvements and optimal use of internal standardisation. Quality audit supplements inspections by regulatory bodies.

Commitments: the Triple Bottom Line

Novo Nordisk is committed to sustainable development and balanced growth. The principles of sustainable development – to preserve the planet while improving the quality of life for its current and future inhabitants – resonate well with the philosophy upon which the company was founded and how it does business today: constantly striving to improve performance as measured by the Triple Bottom Line principle.
     In Novo Nordisk’s Articles of Association it is stated as the objectives that the company ‘strives to conduct its activities in a financially, environmentally and socially responsible way’. This implies that any decision should always seek to balance three considerations: Is it economically viable? Is it socially responsible? And is it environmentally sound?
     This is the Triple Bottom Line business principle, which ensures that decision-making balances financial growth with corporate responsibility, short-term gains with long-term profitability and shareholder return with other stakeholder interests.
     The Triple Bottom Line is how Novo Nordisk has chosen to interpret its commitment to sustainable development. It is built into the corporate governance structures, management tools, individual performance assessments and reward schemes.
     Economically viable means managing the business in a way that ensures corporate profitability and growth, and seeks to leave a positive economic footprint in the community. Environmentally sound decisions address the company’s impact on the external environment as well as the bioethical implications of its activities. Socially responsible implies caring for people. For Novo Nordisk, this applies to the people who rely on the company’s products and to employees. It also considers the impact of the business on society.

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Employees from Bulgaria volunteer	Managers participate in the Novo Nordisk educational programme	Employees put energy into the
to build a playground at a children’s	Lighthouse to increase their leadership skills.	promise to change diabetes.
hospital.

Setting long-term targets

Sustainability is a moving target. Understanding the dynamics of society and the business environment that can enhance or impede corporate growth helps identify risks and opportunities for the company as a commercial business and as a corporate citizen. Such insights are gained via trendspotting, scenario analyses and forecasting in a 10-year perspective as part of the Strategic Planning Process (see pp 8–9).
This translates into medium- and short-term priorities and targets for the company’s financial and non-financial performance. Novo Nordisk has adopted the Balanced Scorecard as the company-wide management tool for measuring progress. As part of the remuneration package, individuals are rewarded for performance that meets or exceeds	the financial and non-financial targets in the Balanced Scorecard, which comprise corporate, unit-specific and individual targets. Progress is tracked against targets in the annual accounts. Financial performance is guided by a set of four long-term targets focusing on growth, profitability, financial return and cash generation (see p 10). Non-financial performance is guided by measures for the company’s impacts on the Triple Bottom Line. These include socio-economic impacts such as job creation, the ability to manage environmental impacts and optimise resource efficiency, and social impacts related to employees, patients and communities (see pp 14 and 93–94).

Guided
by the
Novo Nordisk Vision

The ambition to ultimately defeat diabetes is at the core of the company’s vision. It is a business proposition and the main driver for Novo Nordisk’s contribution to sustainable development. Good health is a driver of economic growth and a prerequisite for achieving greater social equity. Serving unmet medical needs also motivates the aspiration to offer products and services in areas that make a difference.
     This vision sets Novo Nordisk’s objectives in context and inspires employees in their work. It is a beacon that keeps everyone’s focus on creating long-term shareholder value and leveraging the company’s unique qualities to gain competitive advantage.
     Novo Nordisk believes in the value that is created by people who are engaged in what they do. Offering an inspiring place to work attracts and retains talented people and is a key factor for long-term success in an increasingly competitive business environment.
     Novo Nordisk’s values are consistent with principles of good governance. Putting values into action is as manifest in employees’ everyday business dealings as in formal global standards and management practices.

We will be the world’s leading diabetes care company

Our aspiration is to defeat diabetes by finding better methods of diabetes prevention, detection and treatment.

We will work actively to promote collaboration between all parties in the healthcare system in order to achieve our common goals.

We will offer products and services in other areas where we can make a difference

Our research will lead to the disco very of new, innovative products, also outside diabetes.

We will develop and market such products ourselves whenever we can do it as well as, or better than, others.

We will achieve competitive business results Our focus is our strength. We will stay independent and form alliances whenever they serve our business purpose and the cause we stand for.

A job here is never just a job

We are committed to being there for our customers whenever they need us.

We will be innovative and effective in everything we do.

We will attract and retain the best people by making our company a challenging place to work.

Our values are expressed in all our actions

Decency is what counts.

Every day we strive to find the right balance between compassion and competitiveness, the short and the long term, self and commitment to colleagues and society, work and family life.

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Business results | Strategy and risks

business strategy,
opportunities
and key risks

In the face of intensified competition the leadership challenge is to stay focused on pursuing long-term objectives for value creation and overcoming barriers to sustainable growth.

Novo Nordisk is a focused healthcare company. This focus underlines the company’s claim to leadership in its markets. Novo Nordisk offers therapies in areas where significant unmet medical needs remain: diabetes care, haemostasis management, growth hormone deficiency and hormone replacement therapy.
     Over the years, Novo Nordisk has built expertise in protein engineering and expression and protein formulation, supported by device technology for the convenient administration of medicines. Leveraging these core competences is critical to securing long-term success. In line with this strategy, Novo Nordisk has decided to discontinue R&D activities within small molecules for the oral treatment of diabetes and to refocus its activities within inhaled insulin, discontinuing clinical development of AERx® inhaled insulin (AERx® iDMS).
     The dedicated focus in just two core business segments – diabetes care and biopharmaceuticals – is supported by a simple organisational structure of functional excellence, a common values-based business approach and global standards. This structure facilitates flexibility and agility in a dynamic and highly competitive business environment.
     The corporate strategy is based on a 10-year perspective and describes how Novo Nordisk intends to translate its vision into action.
     The market approach is underpinned by the Triple Bottom Line principle, which encompasses both risk mitigation and innovation. To better manage emerging risks and act on opportunities, Novo Nordisk engages with a broad range of stakeholders. The company seeks to make a positive economic, environmental and social impact through its operations, global management standards, community engagements, partnerships, technology transfers and knowledge exchange.

Diabetes care

Strategic objective: maintaining leadership Novo Nordisk offers a full portfolio of modern insulins and has a strong pipeline with a late-stage product candidate that the company hopes will meet current and future needs. The company has sufficient production capacity to scale up deliveries, and a well-tuned sales force in place globally. Moreover, significant investments in diabetes research make Novo Nordisk the largest player in this field.
     This position is the foundation of Novo Nordisk’s promise to change diabetes. To curb the diabetes pandemic, which is largely attributable to an escalating consumer culture, action is required on several fronts. First, to improve the quality of life for people with diabetes. Modern insulin therapy serves individuals’ varying needs. Improved outcome, which can be measured as reduction of HbA1c levels, may be achieved by early initiation of insulin therapy and timely intensification. Second, as a longer-term effort, interventions to prevent the onset of type 2 diabetes. And third, research into finding a cure for type 1 diabetes.

Growth drivers and risk factors The market for diabetes care is growing rapidly. It is also becoming increasingly competitive as new products and biosimilar products become available. Competing under such conditions hinges on the ability to offer superior products and to effectively convey the value proposition to customers and healthcare professionals. Delay or failure of key development projects would impair Novo Nordisk’s ability to successfully market current and new products. Causes of delay may include slow recruitment for clinical trials, safety or efficacy concerns, filing delay or insufficient production capacity.
     Novo Nordisk seeks to maintain its lead in injectable insulins through continued market penetration of the company’s modern insulins, and to build new platforms with pulmonary insulin and GLP-1, where the compound liraglutide appears to be promising.

“Our core competences are in therapeutic proteins, and this is where we can make the greatest difference in driving company growth and achieving better outcomes for people whose healthcare needs we serve.”

Lars Rebien Sørensen
president and chief executive officer

     Barriers to success include customers’ willingness and ability to pay. Ageing populations in the developed parts of the world have led to increased pressure on healthcare costs, and governments seek to cut prices and do not offer premiums for new, innovative products. This development threatens to undermine the profitability of bringing improved treatments to market. In contrast, in the developing parts of the world the challenge is to provide access to medicines and to healthcare.
     Novo Nordisk has stepped up its efforts to engage payers and policy-makers in all parts of the world in understanding the magnitude of the economic implications of inaction on diabetes. These efforts include building an evidence-based argumentation for action and for the health-economic benefits of insulin treatment. The company’s global programmes to offer inclusive diabetes care help alleviate the current diabetes burden while simultaneously building long-term presence in emerging markets and paving the way for commercially viable solutions in the longer term.

Biopharmaceuticals

Strategic objective: expand the business With a solid range of therapeutic products, the strategy for biopharmaceuticals is to expand the business by pursuing new indications and exploring new potential in other areas where Novo Nordisk can make a difference.
     As the primary objective, Novo Nordisk aims at expanding its leadership in haemophilia based on the company’s product NovoSeven® and a number of innovative compounds that cover different blood clotting factors, including analogues of FVII, in the pipeline.
     The therapy areas in the biopharmaceuticals segment predominantly address small patient groups with significant unmet medical needs. The exception here is hormone replacement therapy, where Novo Nordisk has gained market-leading positions despite a generally declining market.

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Representatives from the External Affairs network in Novo Nordisk.	Building on research and development to change diabetes.

Growth drivers and risk factors Given the nature of indications investigated and the limited number of patients for whom treatment is relevant, conducting clinical trials is cumbersome and time-consuming. At the same time, the risk of failure is great, and even when results are positive there is no guarantee of commercial viability. Still, Novo Nordisk is committed to pursuing treatment options if there is a sufficiently well-founded hypothesis that the compound could benefit patients. As with diabetes care, delay or failure of key development projects would impair Novo Nordisk’s ability to successfully market current and new products.
     In the new therapy area, inflammation, success is unlikely to be achieved solely through organic growth, so Novo Nordisk is actively promoting itself as an attractive partner in research and development, and is open to acquisitions that could complement the internal activities.

Facing industry challenges

The pharmaceutical industry is subject to extensive regulation, which aims to ensure patient safety, but also increases costs. The approval process for new products is generally lengthy, expensive and subject to unanticipated delays. Sustaining revenue growth therefore also depends on the timely and successful approval, introduction and marketing of new products, as well as gaining approval for existing products for new indications.
     Government-imposed industry price regulations, mandatory reference prices with subsequent payment burdens to patients through higher co-payments, and mandatory substitution of biosimilar drugs adversely affect Novo Nordisk and most of the industry in general.
     Protecting patent rights is material to Novo Nordisk’s business. Loss of market exclusivity and the introduction of lower-cost biosimilar products result in significant loss of sales. The therapeutic proteins market is becoming increasingly attractive. Novo Nordisk has a generally low short-term exposure to patent expiration, but, like other branded products, is exposed to competition.

On a path of continued growth

In recent years, Novo Nordisk has grown at a rate that generally outperforms peers in the pharmaceutical industry.
     The company is building up a global sourcing programme, having made substantial investments in expanding production capacity in the US, Brazil and China. In doing so, Novo Nordisk seeks to grow its presence in strategic markets, spread risks and optimise costs and logistics. Any failure or breakdown in vital production facilities or with key suppliers could, in addition to potential physical damage or loss of life, affect the supply of products.

     Quality is paramount in pharmaceutical production. Quality failures could jeopardise patients’ well-being and would entail major reputational risks as well as risks of costly compensation payments. With an aim to mitigate this Novo Nordisk has a global quality system in place, with audits, improvement plans and management reviews.
     To achieve its ambitious business objectives Novo Nordisk depends upon the ability to attract and retain skilled people in key positions across the organisation, and particularly in growth markets such as the US and China. Competition for talent among pharmaceutical and biotechnology companies is intensifying, and, as a result, Novo Nordisk has stepped up its efforts on employer branding. Innovation and high performance depend on people’s engagement at work, leadership development and lifelong learning. These are the key parameters for success addressed by the Novo Nordisk people strategy and monitored through regular facilitations, organisational audits and annual surveys.
     Evidence of good governance and full compliance is a precondition for maintaining the licence to operate and innovate. In a competitive environment with increasing public scrutiny and regulation, the risk of legal action due to perceived or actual failure to adhere to marketing practices is ever present. Monitoring adherence to the Novo Nordisk Way of Management, supported by the company’s business ethics policy and related audits, aims to mitigate such risks.
     Legal issues related to intellectual property, product liability claims or business practices are included in the overview of current legal cases on pp 87–88.
     Financial risks related to currency exposure are described on p 76.

Managing risks

Novo Nordisk defines risks as ‘events or developments which could reduce our ability to meet our overall objectives’. This includes both financial and non-financial risks that could affect the company throughout its value chain: from discovery and development, through manufacturing, sales and support functions.
     Integrated and systematic risk reporting is aligned with other management reporting and occurs on a quarterly basis. Through this process, risk factors and mitigations are identified and factored into the individual units’ business plans. This disciplined inquiry into the context for identified risks and assessment of which objectives may be threatened enables Novo Nordisk to be more attentive to factors that help or hinder long-term value creation. As part of the strategic planning process, Novo Nordisk conducts an annual in-depth identification and evaluation of long-term growth opportunities.

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Market shares are based on IMS MAT November 2007 volume data.

performance
in 2007

Novo Nordisk is on a solid growth track. In 2007, the results testified to a robust sales growth in all major markets for the portfolio of modern insulins supported by productivity improvements.

Sales increased by 13% in 2007 in local currencies and by 8% in Danish kroner due to a significant negative currency development. This result is in line with the expected growth in reported sales of 6–9%, communicated in connection with the release of financial results for the third quarter of 2007. The primary growth contribution came from the robust market penetration of the company’s modern insulins – NovoRapid®, NovoMix® and Levemir® – in all markets. Sales of modern insulins increased by 35% (29% in Danish kroner).
     In Biopharmaceuticals, double-digit sales growth was sustained, with sales of NovoSeven® increasing by 10% (4% in Danish kroner), and sales of Norditropin® increasing by 11% (6% in Danish kroner). Other products – primarily the hormone replacement therapy products Activelle® and Vagifem® – also contributed to growth.
     Sales growth was realised in all regions measured in local currencies, the main contributors being North America and International Operations, which provided 53% and 23% respectively of the total sales growth. Europe contributed 21% and Japan & Oceania 3% of the sales growth in 2007 measured in local currencies.
     The gross margin increased to 76.6% in 2007, up from 75.3% in 2006, primarily reflecting sustainable productivity improvements. The productivity improvements facilitated continued investments in research and development and also in sales and distribution. Significant progress in the research and development pipeline was achieved in 2007, most notably with the completion of the phase 3 clinical studies of liraglutide, Novo Nordisk’s once-daily, human analogue of GLP-1.
     Reported operating profit of DKK 8,942 million (2%

lower than in 2006) was impacted by the non-recurring cost of DKK 1,325 million following the decision to discontinue the development of AERx®, the company’s pulmonary insulin delivery system, communicated to the market in January 2008. This is significantly below the expectations of growth in operating profit of ‘close to 10% as reported’, communicated at the end of the third quarter of 2007. Adjusted for the non-recurring costs related to the discontinuation of AERx®, operating profit growth was 13%.
     Net profit increased by 32% to DKK 8,522 million. When adjusted for the non-recurring income from the divestment earlier in the year of Dako’s business activities and the non-recurring costs related to the discontinuation of AERx®, net profit increased by 25%.
     Earnings per share (diluted) increased by 34% to DKK 13.39.
     Four long-term targets guide the company’s financial development, aimed at ensuring long-term shareholder value creation. These targets are operating profit growth, operating margin, return on invested capital and cash conversion. Progress towards achievement of all four long-term financial targets was on track in 2007, and this was underpinned by good progress on the key non-financial goals.
     The operating margin for 2007 was realised at 21.4%. Excluding costs related to the discontinuation of AERx®, it was 24.5%, being very close to the long-term target of 25%.
     Operating profit growth was realised at (2%). However, adjusted for the non-recurring costs related to the discontinuation of AERx® and a significant negative currency impact, the underlying operating profit increased by close to 25%. The long-term target is aiming at an average annual increase of 15%. The performance reflects solid underlying sales growth as well as an improved gross margin.
     The return on invested capital was 27.2%, edging

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Business results | Financial and non-financial performance

closer to the long-term target of 30%. This was achieved through a solid growth in the underlying profit combined with a modest growth in invested capital as a result of reduced unit costs on inventory, and lower investments in tangible assets.
     The cash to earnings ratio for the year was realised at 106%, compared to the long-term target of 70%. Adjusted for the non-recurring costs related to the discontinuation of AERx®, which did not impact the cash flow in 2007, the cash to earnings ratio for 2007 was realised at 94%.

Diabetes care

Novo Nordisk retained its position as global leader, with 53% of the total insulin market and 43% of the modern insulin market, both measured by volume. The company is determined to sustain its leadership in diabetes care by leveraging the value of its full portfolio of modern insulins and delivery devices while developing new antidiabetic agents and next-generation insulins to better address future needs for effective diabetes care. See pp 26–37.

Sales performance
Sales of diabetes care products increased by 14% measured in local currencies and by 9% in Danish kroner to DKK 30,478 million compared to 2006.

Modern insulins, human insulins and insulin-related products
Sales of modern insulins, human insulins and insulin-related products increased by 14%, measured in local currencies, and by 9% in Danish kroner to DKK 28,329 million. All regions contributed to growth, measured in local currencies, with North America and International Operations delivering the highest growth rates. In 2007, sales of modern insulins increased by 35% in local currencies, and by 29% in Danish kroner to DKK 14,008 million. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 76% of the overall growth in local currencies and now constitute 53% of Novo Nordisk’s sales of insulins.
     Sales of human insulin declined by 7% to DKK 12,572 million ((3%) in local currencies) in line with Novo Nordisk’s increased focus on modern insulins and the general market trend.

North America
Sales in North America increased by 26% in local currencies in 2007 and by 16% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk continues to consolidate its leadership position in the US insulin market with 42% of the total insulin market and 30% of the modern insulin market, both measured by volume. Currently, more than 35% of Novo Nordisk’s modern insulin volume is being sold in FlexPen®.
     During 2007, Novo Nordisk expanded its US diabetes care sales force from around 1,200 to around 1,900 people. Following training, the enlarged team set to work on promoting the company’s portfolio of modern insulins across the US.

Europe
Sales in Europe increased by 7% in local currencies and 7% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. At the end of 2007, Novo Nordisk held 57% of the total insulin market and 50% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market.

International Operations
Sales in the International Operations region increased by 20% in local currencies and by 14% in Danish kroner. Increases in sales of modern insulins were particularly evident in Turkey and China. In addition, sales of human insulins continue to add to overall growth in the region, driven by China. The key contributor to growth in International Operations is China, which accounted for around 50% of the region’s sales growth in 2007.

Japan & Oceania
Sales in Japan & Oceania increased by 4% in local currencies but decreased by 4% measured in Danish kroner as a consequence of the depreciation of the Japanese yen versus Danish kroner during 2007. This growth in reported sales reflects sales growth for the modern insulins, NovoRapid® and NovoRapidMix® 30, both of which were increasingly sold in the leading prefilled delivery device, FlexPen®. In December 2007, Novo Nordisk launched Levemir® in Japan and is now also in Japan the only company with a full portfolio of modern insulins. Modern insulins are increasingly being sold in the leading prefilled delivery device, FlexPen®. At the end of 2007, Novo Nordisk held 73% of the total insulin market in Japan and 63% of the modern insulin market, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased by 14% in local currencies and by 8% in Danish kroner to DKK 2,149 million compared to 2006. This primarily reflected increased sales in International Operations and North America, mainly due to an increased market share in China and a higher average sales price in the US market.

Biopharmaceuticals

Novo Nordisk is seeking to expand its leading positions within the biopharmaceuticals therapy areas by pursuing new indications for its existing product range and by exploring new potential proteins in other areas. See pp 38–41.

Sales performance
Sales of biopharmaceutical products increased by 10% measured in local currencies and by 4% measured in Danish kroner to DKK11,353 million compared to 2006.

NovoSeven®
Sales of NovoSeven® increased by 10% in local curren-

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Market shares are based on IMS MAT November 2007 volume data.

cies and by 4% in Danish kroner to DKK 5,865 million compared to 2006. This sales growth, driven by sales in North America, primarily reflected increased sales within the congenital bleeding disorder segments, where Novo Nordisk is the global leader. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 11% measured in local currencies and by 6% measured in Danish kroner to DKK 3,511 million. All regions, and especially North America and Europe, contributed to growth measured in local currencies. Novo Nordisk continues to gain market share in the growth hormone market, and is the second-largest company in the market with a 23% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 8% in local currencies and by 2% in Danish kroner to DKK 1,977 million. This development primarily reflects continued sales progress in the US market for Vagifem®, Novo Nordisk’s topical oestrogen product. The launch of Activella® low dose in the US augmented the upward trend. At the end of 2007, Novo Nordisk was the second-largest participant within the global HRT market.

Pipeline progress
See pp 16–17 for a status on the current pipeline and pp 18–19 for progress during the year, including major regulatory approvals.

Operating performance
The cost of goods sold was DKK 9,793 million in 2007, representing a gross margin of 76.6% compared to 75.3% in 2006. This improvement reflects improved production efficiency, a lower level of write-downs and impairment in 2007 compared to 2006 and higher average prices in the US. The gross margin was negatively impacted by around 0.8 percentage points due to currency developments, primarily the lower value of US dollars and Japanese yen versus Danish kroner compared to 2006.
     Total non-production-related costs increased by 15% to DKK 23,417 million. The increase primarily reflects costs related to research and development as well as sales and distribution. Research and development costs increased more than sales, primarily reflecting the non-recurring costs related to the discontinuation of AERx® of DKK 1,325 million, which relates to write-down and impairment of tangible and intangible assets, and costs in relation to the discontinuation of clinical trials. Sales and distribution costs increased slightly more than sales, primarily reflecting the increase in the US diabetes care sales force.
     In 2007, Novo Nordisk expensed costs in relation to share-based long-term incentive programmes for senior management and other senior employees (around 525 in total) amounting to DKK 130 million. The comparable expense for 2006 was DKK 113 million (around 425 participants in total).
     Licence fees and other operating income were DKK 321 million in 2007, positively impacted by an income in the first quarter of 2007 related to the outlicensing of an oral antidiabetic compound.
     As a consequence of the non-recurring costs related to the discontinuation of AERx®, operating profit in 2007 decreased by 2% to DKK 8,942 million compared to 2006. Adjusted for the non-recurring costs related to the discontinuation of AERx®, operating profit growth was 13%.

Net financials and tax
Net financials showed a net income of DKK 2,029 million in 2007 compared to a net income of DKK 45 million in 2006.
     Included in net financials is the result from associ -ated companies with an income of DKK 1,233 million, primarily related to the non-recurring tax-exempt income of approximately DKK 1.5 billion from Novo Nordisk’s divestment of its ownership of Dako’s business activities as well as Novo Nordisk’s share of losses in ZymoGenetics, Inc, of approximately DKK 0.3 billion. In 2006, the result from associated companies was a loss of DKK 260 million.
     The foreign exchange result was an income of DKK 910 million compared to an income of DKK 141 million in 2006. This development reflects gains on foreign exchange hedging activities due to the lower value in 2007 of main currencies, in particular US dollars and Japanese yen, versus Danish kroner compared to the exchange rate levels prevailing in 2006. Foreign exchange hedging gains of DKK 691 million have been deferred for future income recognition, primarily in 2008.
     The realised results for net financials in 2007 were slightly higher than the previously communicated expectation of a total net financial income of ‘around DKK 1,950 million’.
     The effective tax rate for 2007 was 22.3%, a decrease from 29.6% in 2006. The significantly lower effective tax rate for 2007 primarily reflects a non-recurring reduction of around 3 percentage points from Novo Nordisk’s divestment of its ownership of Dako’s business activities as well as a non-recurring effect of close to 2 percentage points from the re-evaluation of the company’s deferred tax liabilities as a consequence of the reduction in the Danish corporation tax rate to 25% introduced in 2007.
     The realised effective tax rate for 2007 was in line with the previously communicated expectation of a tax rate of ‘around 22%’ for the full year of 2007.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2007 was realised at DKK 2.3 billion compared to DKK 2.8 billion for 2006. The main investment projects in 2007 were capacity for AERx® insulin strip manufacturing, expansion of FlexPen® assembly capaci-

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Business results | Financial and non-financial performance

ty, as well as the expansion of the purification and filling capacity for insulin products. The realised capital expenditure was slightly lower than the previously communicated expectation of ‘around DKK 2.5 billion’.
     Free cash flow for 2007 was DKK 9.0 billion compared to DKK 4.7 billion for 2006. Novo Nordisk’s financial resources at the end of 2007 were DKK 13.6 billion and higher than the amount at the end of 2006. Included in the financial resources are unutilised committed credit facilities of approximately DKK 7.5 billion. The cash flow was higher than the previously communicated expectation of ‘around DKK 7.5 billion’ and is reflecting a stronger operating performance, improvements in working capital requirements as well as a lower than anticipated level of investments in the fourth quarter of 2007.

Equity
At the end of 2007, total equity was DKK 32,182 million, equal to 67.4% of total assets, which is the same level as at the end of 2006.

Proposed dividend
At the Annual General Meeting on 12 March 2008, the Board of Directors will propose a 29% increase in dividend to DKK 4.50 per share of DKK 1. This corresponds to a pay-out ratio of 34.9%, when adjusted for the non-recurring costs related to the discontinuation of AERx® and the non-recurring income from the divestment of Dako’s business activities, and compares to a pay-out ratio of 34.4% for the financial year 2006. No dividend will be paid on the company’s holding of treasury B shares.

Share repurchase programme
During 2007, Novo Nordisk repurchased 15,537,012 B shares of DKK 1 each at an average price of DKK 311 per share, equal to a cash value of DKK 4.8 billion. During 2006, Novo Nordisk repurchased B shares equal to a cash value of DKK 3 billion. The Board of Directors has approved an increase of DKK 6.5 billion in the ongoing DKK 10 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 16.5 billion. The programme is now expected to be finalised before the end of 2009 as compared to the previously communicated completion time ‘before the end of 2008’.

Holding of treasury shares and reduction of share capital
On 30 January 2008, Novo Nordisk A/S and its wholly-owned affiliates owned 25,815,130 of DKK 1 each of its own B shares, corresponding to 4% of the total share capital.
     In order to maintain capital structure flexibility, the Board of Directors will also propose a reduction in the B share capital from DKK 539,472,800 to DKK 526,512,800 by cancelling 12,960,000 B shares of DKK 1 from the company’s company’s holding of treasury B shares at a nominal value of DKK 12,960,000, equal to 2% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 634,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 526,512,800.

Legal issues
Novo Nordisk is party to a number of legal cases. See an overview of current legal issues and information on contingencies for pending litigation on pp 87–88.

Long-term incentive programmes

Novo Nordisk’s remuneration policy aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk. See pp 44–45. Novo Nordisk will present for approval at the Annual General Meeting in 2008 its guidelines for incentive-based remuneration for the Board of Directors and Executive Management of Novo Nordisk.

Long-term share-based incentive programme for senior management
As of 2004, members of Novo Nordisk’s Executive Management (currently five) and the other members of the Senior Management Board (currently 22) participate in a performance-based incentive programme where a proportion of the calculated shareholder value creation is allocated to a joint pool for the participants. See pp 44–45.
     For 2004, 252,688 B shares were allocated to the joint pool and the market value of the scheme was expensed in 2004. The number of shares in the 2004 joint pool has not been reduced as the financial performance in the subsequent years (2005–2007) reached specified threshold levels. Accordingly, the full number of shares was transferred to 22 current and former members of senior management immediately after the announcement of the full-year 2007 financial results on 31 January 2008. See pp 81–82.
     For 2007 and based on an assessment of the economic value generated in 2007 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors approved on 30 January 2008 the establishment of a joint pool for the financial year of 2007 by allocating a total of 166,445 Novo Nordisk B shares, corresponding to a cash value of DKK 43 million. This allocation amounts to 6.5 months of fixed base salary on average per participant. This amount was expensed in 2007.
     As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2007, it is planned to continue in 2008 with an unchanged structure. Novo Nordisk has, however, decided to make this decision subject to the formal approval by the Annual General Meeting in March 2008 of the guidelines for incentive-based remuneration for the Board of Directors and Executive Management of Novo Nordisk.

Long-term share-based incentive programme for vice presidents
As of 2007, around 500 key employees below top level management also participate in a share-based pro-

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gramme, based on similar performance criteria as the programmes for senior management. The pool will operate with a maximum contribution per participant equal to four months’ fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.
     On 30 January 2008, the Board of Directors approved the establishment of a pool for 2007 by allocating a total of 527,665 Novo Nordisk B shares, corresponding to a cash value of DKK 135 million. This was based on an assessment of the economic value generated in 2007 as well as the performance of the R&D portfolio and key sustainability projects. This allocation amounts to 3.25 months of fixed base salary on average per participant. This amount will be recognised over four years.

Non-financial performance

In 2007, Novo Nordisk continued to perform well in terms of managing direct and indirect economic, environmental and social impacts in areas of strategic importance. The Triple Bottom Line approach aims to deliver long-term value to the business and contribute to global society. See p 53 for an overview of non-financial measures.

Economics
Novo Nordisk created 2,344 new positions worldwide and had 25,516 full-time positions, measured as full-time equivalents (FTE) at the end of the year. This is an increase of 10% on 2006 and reflects increased activities in all business areas. Via the multiplier effect, the increase translates into 56,100 indirect jobs in the supply chain worldwide.
     In 2007, the number of employees outside Denmark exceeded the number of employees in Denmark. This is reflected in the distribution of remuneration between geographical areas.

Environment
In 2007, the energy-related emissions of CO2 from Novo Nordisk’s global operations increased by 3%. The total energy consumption also increased by 3%. Since 2005, the company has implemented energy-saving projects at all production sites, which have resulted in an estimated 12,000 ton reduction in total CO2 emissions. Comparing the CO2 emissions to sales shows a continued positive development from 2003 to 2007. Assessments of performance against the company’s ambitious long-term target to reduce its CO2 emission by 10% over a 10-year period as part of the WWF Climate Savers Programme, indicate that performance is on track.
     The Eco Intensity Ratios (EIR) showed improved performance in both business areas, and for both water and energy.
     The quantity of waste decreased by 27% from 2006 to 2007. The positive development is due to an increased focus on waste, which has resulted in a 56% decrease of the quantity of hazardous waste. In com-

parison to sales growth there is a continued positive development from 2003 to 2007.
     Compliance with environmental regulation is a high priority, and in 2007 the results of preventive measures were clear: the number of breaches of regulatory limit values decreased by 82% from 123 in 2006 to 22 in 2007. In the same period, the number of accidental releases decreased by 22% to a total of 105.
     During 2007, a total of 14 suppliers were audited on their environmental and social performance. As a follow-up on the revised responsible sourcing programme, nine internal trainings on the new social and environmental implementation procedure were conducted with the participation of a total of 168 employees responsible for procurement from all lines of business.

Social
By the end of 2007, Novo Nordisk employed 26,008 persons (full-time and part-time positions) – an increase of 10% compared to 2006.
     The level of ‘engaging culture’ (employee engagement) is measured by the average answers of 10 equally weighted questions in the annual survey, eVoice. In 2007, the consolidated score (on a scale of 1–5) was as high as 4.1, increasing by 0.1 from 2006. In 2007, the focus on the facilitations and follow-up on resulting action points was maintained. In 2007, 99% of all action points arising from facilitations were closed.
     In 2007, the annual spending on training, measured as average spend per employee, increased by 16%, reflecting the company’s strategic priority on talent and leadership development, and on lifelong learning offered to all employees. Moreover, the fact that the company took on board some 4,200 new employees during the year has required that additional resources be spent on induction training.
     Changing Diabetes®, Novo Nordisk’s global campaign to improve prevention, detection and care, effectively put diabetes on the public and political agendas.
     On the first UN-observed World Diabetes Day, 14 November 2007, Novo Nordisk organised events to mark the day across the world. In total 278,764 people in 50 countries took part. The company’s global advocacy effort to promote awareness of and action on diabetes is a response to the UN Resolution on diabetes, adopted in December 2006, in recognition of diabetes as a major global health challenge and in respect of the human right to proper care. See pp 26–29.
     Novo Nordisk’s strategy to improve access to diabetes care is a long-term leadership strategy to promote medicines as well as to provide sustainable diabetes care for all. The company has revisited its activities and framed a new global programme targeting particularly vulnerable populations: migrant communities in developed countries, people in least developed countries and emerging economies, and children. See p 29.

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Business results | Outlook and forward-looking statement

outlook
for 2008

Novo Nordisk expects slightly more than 10% growth in sales measured in local currencies for 2008.

This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals, as well as expectations of increased competition during 2008.
     Given the exchange rates prevailing on 28 January 2008, the reported sales growth in 2008 is expected to be around 3.5 percentage points lower than the growth rate measured in local currencies.
     For 2008, reported operating profit is expected to increase by at least 25% despite the negative currency environment. The guidance for reported operating profit for 2008 includes an estimate of non-recurring costs of DKK 300 million in relation to the discontinuation of AERx® to cover severance payments and other costs. Adjusting for the impact from currency and the non-recurring costs in 2007 and 2008 related to the discontinuation of AERx®, underlying operating profit is expected to grow by at least 20%.
     For 2008, Novo Nordisk expects a net financial income of DKK 450 million, reflecting significant foreign exchange hedging gains, primarily related to the US dollar.
     The effective tax rate for 2008 is expected to be approximately 24%.
     Capital expenditure is expected to be around DKK 2.5 billion in 2008. Expectations for depreciations, amortisation and impairment losses are around DKK 2.5 billion, and free cash flow is expected to be around DKK 7.5 billion.

     All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the level prevailing on 28 January 2008. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as illustrated below:

Invoicing currency

Annual impact on Novo Nordisk’s operating profit
of a 5% movement in currency

USD	DKK 470 million
JPY	DKK 140 million
GBP	DKK 85 million
USD-related*	DKK 100 million

* For 2008 onwards the currency sensitivity for ‘USD-related’ currencies has been focused to solely reflect the impact from CNY and CAD.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 17, 15 and 10 months respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Forward-looking statement

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and the company’s Form 20-F expected to be filed with the SEC in February 2008, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.
     Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as cooperations in relation thereto, statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials, statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Business strategy, opportunities and key risks’, ‘Performance in 2007’, ‘Outlook for 2008’ and note 31, ‘Financial Risk’, on p 76.
     These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.
     Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and cur-

rency exchange rate fluctuations, delay or failure of development projects, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance. Please also refer to the overview of risk factors on pp 8–9.
     Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Pipeline | Overview

Therapeutic area	Compound/product	Description

Diabetes care

Insulin	NovoMix® 50/70	Premixed formulations of the rapid-acting modern insulin, insulin aspart. Provide a combined rapid- and intermediate-acting insulin effect at the ratio 50/50 or 70/30.

	NN5401	A next-generation modern insulin.

	NN1250	A next-generation modern insulin.

GLP-1 (Glucagon-Like Peptide-1)	Liraglutide	A once-daily analogue of human GLP-1 stimulating the release of insulin only when glucose levels become too high, and inducing weight loss.

	Liraglutide	A once-daily analogue of human GLP-1 stimulating the release of insulin only when glucose levels become too high, and inducing weight loss.

	Once-weekly GLP-1	A once-weekly analogue of human GLP-1.

Oral	PrandiMet™	A single tablet formulation combining the short-acting insulin secretagogue repaglinide with an insulin-sensitising agent, metformin.

Biopharmaceuticals

Haemophilia	rFVIIa Temperature stable	A temperature-stable recombinant factor VIIa.

	rFVIIa Short-acting analogue	A single-dose, short-acting rFVIIa analogue, a next-generation successor to NovoSeven®.

	rFVIIa Long-acting analogue	A long-acting rFVIIa analogue, a next-generation molecule targeting prophylactic therapy.

	rFVIIa	A subcutaneous formulation of rFVIIa for the treatment of haemophilia patients
	Subcutaneous	with inhibitors.

Haemostasis	NovoSeven® Novo Nordisk’s recombinant blood clotting factor VIIa	The efficacy and safety of NovoSeven® is tested on severe bleeding in trauma patients.

The efficacy and safety of NovoSeven® is tested in spinal surgery patients.

The efficacy and safety of NovoSeven® is tested in cardiac surgery patients.

	rFXIII	A recombinant blood clotting factor XIII.

Growth disorders	Norditropin®	The efficacy of Novo Nordisk’s Norditropin® in reducing mortality is tested in adult patients in chronic dialysis treatment.

	Long-acting	A long-acting human growth hormone.
human growth hormone

Hormone replacement therapy	Vagifem® low dose	A low-dose product for vaginal application intended for effective relief of symptoms associated with vaginal dryness.

	Activelle® low dose	A low-dose continuous-combined product.

Oncology	IL-21	Interleukin 21 is an immuno-stimulatory protein that helps the immune system attack tumour cells.

	Anti-KIR	A first-in-class therapeutic antibody that stimulates the body’s own immune system to kill cancer cells.

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Indication	Phase 1	Phase 2	Phase 3	Filed

Type 1 and type 2 diabetes

Type 1 and type 2 diabetes

Type 1 and type 2 diabetes

Type 2 diabetes

Obesity

Type 2 diabetes

Type 2 diabetes

Haemophilia patients with inhibitors

Haemophilia patients with inhibitors

Haemophilia patients with inhibitors

Haemophilia patients with inhibitors

Bleeding in emergencies, trauma

Bleeding during spinal surgery

Bleeding during cardiac surgery

Bleeding during cardiac surgery

Adult patients in chronic dialysis (APCD)

Growth disorders

Topical hormone replacement therapy

Hormone replacement therapy

Malignant melanoma

Renal cell carcinoma

Ovarian cancer

Colorectal cancer

Acute myeloid leukaemia (AML)

Multiple myeloma

pipeline
overview

Novo Nordisk’s research and development efforts focus on offering superior therapies that help save people’s lives or improve their quality of life.

The strategy is to address unmet medical needs by leveraging the company’s core capabilities within diabetes research, protein engineering, expression, formulation and delivery.

In diabetes care the aim is to maintain the company’s position as the world leader. In biopharmaceuticals the aims are to expand the franchise within haemostasis and growth hormone deficiency, and to build a presence in inflammation.

See more at novonordisk-trials.com

The website includes results from clinical trials finalised after October 2002 for Novo Nordisk-marketed products and all Novo Nordisk’s efficacy clinical trials in phases 2–4. As of mid-2008, all phase 1 trials will be posted. In 2007, phase 1 trials were registered upon requirement by authorities and/ or journal editors as a prerequisite for publication.

See current pipeline overview
novonordisk.com/science/pipeline

Phase 1
Studies in a small group of healthy volunteers, and sometimes patients, usually between 10 and 100, to test a new drug for best dosage and potential side effects.

Phase 2
Testing a drug at various dose levels in a larger group of patients to learn about side effects, the body’s use of the drug and its effect on the condition.

Phase 3
Studies in large groups of patients worldwide, comparing the new medication with a commonly used drug or placebo for both safety and efficacy.

Filed
A New Drug Application is submitted for review by various government regulatory agencies.

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Phase 1 Studies in a small group of healthy volunteers, and sometimes patients, usually between 10 and 100, to test a new drug for best dosage and potential side effects.	ññ	Phase 2 Testing a drug at various dose levels in a larger group of patients to learn about side effects, the body’s use of the drug and its effect on the condition

pipeline progress	■	Diabetes care With significant investments in the diabetes pipeline, progress was satisfactory in all segments: insulin, Glucagon-Like Peptide-1 (GLP-1) and oral antidiabetics (OAD).

In 2007, significant progress was made across Novo Nordisk’s clinical development pipeline.

This overview illustrates key development activities: entries into the pipeline, progression of development compounds, exits from the pipeline and major regulatory approvals.

■

Biopharmaceuticals
 Progress in the biopharmaceuticals pipeline was satisfactory in haemo -philia, growth disorders and hormone replacement therapy. Within haemostasis, ie critical bleeding, there was a setback following results of the phase 3 trial in intracerebral haemorrhage.

Type 2 diabetes
Once-weekly GLP-1 analogue
Once-weekly GLP-1 human analogue for people with type 2 diabetes is being tested in a phase 1 study initiated in 2007 by Novo Nordisk. With the aim of assuming a leadership position also in the GLP-1 segment, Novo Nordisk is building a portfolio of GLP-1 products.

Haemophilia patients with inhibitors
rFVIIa long-acting analogue
In 2007, Novo Nordisk initiated a phase 1 study of its long-acting recom-binant factor VIIa analogue. The analogue is a potential next-generation successor to NovoSeven® in the treatment of haemophilia patients with inhibitors. With its long duration of action it is intended to enable preven-tion of bleeding for the patient.

rFVIIa for subcutaneous administration
In 2007, Novo Nordisk initiated a phase1 study of a subcutaneous formu-lation of rFVIIa for the treatment of haemophilia patients with inhibitors. The subcutaneous administration is expected to provide con-venience to patients as the current haemophilia treatment regimen is delivered intravenously.

Growth disorders
Long-acting human growth hormone
In 2007, Novo Nordisk initiated a phase 1 study of a long-acting human growth hormone. The product is intended to provide patients with the convenience of fewer injections.

Immunotherapy
Anti-KIR
Anti-KIR is a first-in-class therapeutic antibody that entered phase 1 studies in AML and multiple myeloma aimed at stimulating the body's natural killer cells to eradicate tumour cells. Novo Nordisk expects to outlicense Anti-KIR

Type 1 and type 2 diabetes
NN1250
NN1250 is a neutral, soluble, long-acting insulin analogue with improved properties. It entered phase 2 in January 2008.

NN5401
NN5401 is a neutral, soluble, insulin analogue with improved properties. It entered phase 2 in January 2008.

Haemophilia patients with inhibitors
rFVIIa short-acting analogue (NN1731)
In 2007, Novo Nordisk moved its fast-acting recombinant factor VIIa ana-logue into phase 2. The analogue is a next-generation successor to NovoSeven® in the treatment of haemophilia patients with inhibitors. From a single dose its fast haemostatic effect is intended to provide faster cessation of bleeding and pain relief for the patient.

Haemostasis
NovoSeven® cardiac surgery
Preliminary results of this phase 2 study confirm the safety profile known from the cardiac surgery setting and from other studies of NovoSeven® outside of haemophilia with inhibitors. While the primary aim of this trial was safety, the trial also demonstrated the biologic haemostatic effect of NovoSeven®.

NovoSeven® spinal surgery
Novo Nordisk completed its phase 2 study in spinal surgery trial in 2006 and the project has been on hold in 2007, pending detailed analysis of the results from the cardiac surgery phase 2 trial.

NovoSeven® traumatic brain injury
Given the results obtained in the intracerebral haemorrhage study, Novo Nordisk decided not to pursue this indication further.

Immunotherapy
IL-21
IL-21 has shown early signs of biological activity in trials with renal cell carcinoma and malignant melanoma. Further phase 1/2 investigations are ongoing. Novo Nordisk expects to outlicense IL-21.

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Pipeline | Progress

Phase 3 Studies in large groups of patients worldwide, comparing the new medication with a commonly used drug or placebo for both safety and efficacy.	ññ	Regulatory approval
Following successful completion of phase 3 studies, compounds are sub-mitted for review by national or regional government regulatory agencies. Following regulatory approval the products can be marketed.

Type 2 diabetes
Liraglutide
Liraglutide is Novo Nordisk’s once-daily human analogue of the naturally occurring GLP-1 hormone. In 2007, Novo Nordisk completed five major phase 3 trials in the LEAD™ (Liraglutide Effect and Action in Diabetes) development programme, and regulatory submission is expected by mid-2008 in Europe and the US. The progress and clinical results of the LEAD™ trials were encouraging. See more on pp 32–33.
   In 2007, Novo Nordisk successfully completed the phase 2 study of liraglutide as an antiobesity treatment for obese, non-diabetic people.

Type 1 and type 2 diabetes
AERx® iDMS
Novo Nordisk has decided to refocus its activities within inhaled insulin and to discontinue clinical development of AERx® iDMS insulin, which was in phase 3 development. The decision was based on a detailed analy-sis of the future prospects for inhaled insulin and a review of the medical and commercial potential of the AERx® inhaled insulin system. The deci-sion to discontinue the development of AERx® was not due to safety concerns.

Haemostasis
NovoSeven® intracerebral haemorrhage
In 2007, Novo Nordisk completed the phase 3 study with NovoSeven® in patients suffering from a bleeding in the brain, intracerebral haemorrhage. The trial showed that treatment with NovoSeven® significantly reduced intracerebral bleeding compared to placebo treatment. Improvement in clinical outcomes in terms of functional independence and neurological impairment was observed on day 15 after the bleeding, but mortality and severe disability were not improved at the end of the study period (day 90). With regard to safety, study results were in line with the established safety profile of NovoSeven®. Novo Nordisk decided not to file for regula-tory approval.

NovoSeven® trauma
In 2007, Novo Nordisk continued its phase 3 study with NovoSeven® in severe bleeding in patients suffering a trauma. The phase 3 trial is expected to be completed in 2010.

Growth disorders
Norditropin® adult patients in chronic dialysis
In 2007, Novo Nordisk initiated a global phase 3 study for the treatment of adult patients in chronic dialysis (APCD) with its human growth hor-mone Norditropin®. The 2,500 patients will be treated for two years.

Hormone replacement therapy (HRT)
Vagifem® low dose
In 2007, Novo Nordisk successfully completed the US phase 3 study of Vagifem® low dose, a topical product for vaginal application. The product is now filed for regulatory approval in the US. A phase 3 study with Vagifem® low dose is ongoing in the EU.

Type 1 and type 2 diabetes
Levemir®
Levemir® is Novo Nordisk’s long-acting modern insulin. In 2007, the prod-uct was approved and launched in Japan. This completed the launch of the company’s full portfolio of modern insulins in Europe, the US and Japan. In total, Levemir® has now been launched in 61 countries.
   Furthermore, the European Commission approved Levemir® for use in combination with oral antidiabetics.

NovoRapid®
NovoRapid®, Novo Nordisk’s fast-acting modern insulin, was approved for elderly people by the European Commission.

NovoMix® 50/70
Following European approval, the two modern premixed insulins were launched in the first European countries in 2007. These insulins contain a higher proportion of short-acting insulin compared to the modern pre-mixed insulin NovoMix® 30.
In Japan, NovoMix® 70 was filed for approval in December 2007.

Type 2 diabetes
NovoNorm® Fixed Combo, PrandiMet™
In 2007, Novo Nordisk filed a New Drug Application in the US for NovoNorm® Fixed Combo, PrandiMet™. The product combines in a sin-gle tablet formulation the short-acting insulin secretagogue repaglinide with an insulin-sensitising agent, metformin. Novo Nordisk further grant-ed Sciele exclusive US marketing rights to the product in 2007.
This completed Novo Nordisk’s research and development activities within the oral antidiabetics segment as all other small-molecule projects were discontinued and existing projects divested in 2007. Novo Nordisk took this step to dedicate its resources to protein-based pharmaceuticals.

Haemophilia patients with inhibitors
NovoSeven® single dose
NovoSeven® single dose for haemophilia patients with inhibitors was approved by the European Commission and subsequently launched. The treatment regimen is dosed at 270 microgrammes per kilogramme body-weight and is expected to offer patients protection of veins, fewer injec-tions and less interruption to daily life.

rFVIIa temperature stable
rFVIIa temperature stable was filed for regulatory approval in Europe, the US and Japan in 2007. A temperature-stable product is expected to deliv-er significant patient benefits, including rapid dosing and ease of access to treatment outside of home or hospital settings.

Growth disorders Norditropin® Norditropin® was approved for Noonan syndrome and Turner syndrome in the US. The accessory NordiFlex PenMate® was also approved in the US.

Hormone replacement therapy (HRT)
Activelle® low dose
In addition to the approval in the US in late 2006, the Activelle® low-dose version was approved by the Swedish regulatory authorities in 2007 and the mutual recognition procedure is now ongoing in Europe.

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Concentrated effort to drive progress through the pipeline.	Some 4,200 new employees joined Novo Nordisk in 2007.

challenges to the pharmaceutical industry

     This approval slowdown, which coincides with lucrative products going off-patent, augurs badly for a sizeable segment of the industry.
     Compared to its peers, Novo Nordisk is relatively well insulated against these trends – flexibility in funding innovation is aimed at keeping the pipeline busy. Globally, competition in the pharmaceutical industry is intensifying. Novo Nordisk recognises that continued spending on R&D is crucial to its ability to remain competitive, and its annual expenditure here is one of the highest in its class.
     “Novo Nordisk currently has quite a strong pipeline supported by the necessary technology platforms and core competences. Two other strengths are our ability to find new indications for existing molecules and our focus on meeting unmet medical needs among neglected groups of patients,” says Lars Rebien Sørensen.
     R&D investments are accelerating in emerging markets such as India and China with their large pools of highly qualified people, and Novo Nordisk is building its presence in these countries.

Patents and partnerships

Over the next few years, the pharmaceutical industry faces a flood of patent expiries, giving generic companies the oppor -tun ity to enter the market with cheaper products. In response, some companies are cutting jobs in an effort to rein in costs before they lose patent protection. Novo Nordisk’s current exposure is less severe, allowing it to create – rather than cut – jobs.
     Another advantage is Novo Nordisk’s biopharmaceutical expertise: the production process is technologically demanding and its products, based on large, complex molecules, are more difficult to copy or modify than chemical drugs.
     Identifying promising new drug candidates in early development and collaborating with their inventors is an additional Novo Nordisk strategy.
     For Novo Nordisk, partnerships such as the licence agreement it signed in December 2007 with C2X Pharma and the French national institute for health and medical research (Inserm) for thrombin-activable factor X, should provide

The pressure is on in the pharmaceutical industry. Staying competitive requires more than financial muscle – market shares are increasingly earned through innovation, flexibility and the ability to respond to societal challenges. The industry is faced with increasing R&D costs, patent expiries and low R&D productivity. Companies must also navigate in a business environment characterised by heightened regulatory pressures, cost containment of public health-care budgets and a general scepticism about the industry’s interest in improving human health.

Challenges such as these are surfacing against a backdrop of rising healthcare costs, an escalating chronic disease burden and a growing and ageing population.
     Globalisation affects both the business environment and health trends: greater wealth frequently translates into unhealthy lifestyles, which in turn prompts an upsurge in health disorders and increased pressure on healthcare budgets in developed and developing countries alike.

Innovation in the pipeline

The industry’s ability to develop new products is being questioned in light of a decreasing number of approvals of new medicines. In 2006, the US Food and Drug Administration approved just 22 new molecular entities (NMEs) and biologics despite a record 55 billion US dollars expenditure on research and development by North American companies. In 1996, when spending on R&D was less than half this figure, a total of 53 NMEs were approved.

1.2 billion people in developing countries will be middle class by 2030 – three times today’s number.

66% of all older people are living in the developing world; by 2025, it will be 75%, according to the WHO.

50% of people with diabetes in the OECD countries have their eyes checked every year.

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Clinical trials require meticulous measurement.	CEO Lars Rebien Sørensen visits the Naivasha District Hospital in Kenya.

effective tools in broadening the portfolio of haemophilia and haemosta-sis projects. “Partnerships can be cost-effective methods of leveraging expertise, and we intend to avail ourselves of more such opportunities,” says Lars Rebien Sørensen.

More regulatory pressure

At the same time as competition between pharmaceutical companies is intensifying, regulatory authorities are exerting more pressure on the industry. Companies are being asked for greater proof that new compounds submitted for approval have a benefit over products already available. This includes requests for more safety data, which is also made publicly available, as well as a demand that companies continuously

“Compared with many of our peers, we are in a fortunate position. Our top-line performance is strong, productivity in the pipeline is high, we are relatively well protected against patent expiries, and our production capacity and sales forces are geared for continued expansion.”

Lars Rebien Sørensen
president and chief executive officer
track the safety and efficacy of products after they are marketed by way of phase 4 studies. Such requirements are being harmonised internationally, increasing the scale and complexity of clinical trials. Novo Nordisk uses its experience and knowledge within its core therapeutic areas to work together with authorities to design studies that address these concerns. Consistently high ethical standards within clinical trials and transparency on clinical trial results are key to the company’s approach.

Demonstrable value for money required

Healthcare costs are rising, with governments and payers straining to meet the needs of the growing disease burden. Healthcare spending has historically outpaced economic growth everywhere in the world, a trend set to continue. The total global expenditure for healthcare is

4 trillion US dollars, according to the World Health Organization. The cost burden is prompting governments and payers to look more closely at the value of pharmaceutical products. While spending on medicines has gone up as part of the overall healthcare bill, medicines’ share of healthcare spending remains very small – about 10 cents of every dollar spent in the US on healthcare, for example.
     In this challenging environment, pharmaceutical products must demonstrate value for money, which is why Novo Nordisk is increasingly focused on producing evidence of the health-economic benefits of its products, and particularly of improved diabetes treatment. One such initiative is the Global Changing Diabetes® Barometer (see pp 27–28), which demonstrates the substantial savings that may accrue to payers from diagnosing diabetes early and before any complications arise.

Ethical conduct is a business imperative

Ethical, social and governance issues are also gaining greater prominence. Increasingly, investors and customers expect evidence of ethical behaviour in all aspects of business, including the conduct of clinical trials and the promotion and marketing of products. Stakeholders are looking at companies’ ability to handle such issues consistently across diverse markets. Well before this trend became common currency, Novo Nordisk formulated its Way of Management (see p 6). This blueprint, with its clear description of core values, implies that the challenges faced by the industry are best resolved by working in partnership with governments, regulators and the healthcare community to meet the world’s healthcare needs. The company-wide implementation of a business ethics policy underpins this values-based approach.
     “It takes a lot of effort to earn and maintain stakeholder trust. As a healthcare company, we have a particular responsibility when it comes to how we do business, how we make our money, and also how we spend it,” says Lise Kingo, executive vice president and chief of staffs.
     And the best response to scepticism, she says, is transparency and honest engagement with critical stakeholders.
     Market research shows that there are five key drivers impacting a company’s reputation: perceived quality of its products, its services, market leadership, corporate responsibility and innovation. Reputation study results in 2007 from four strategic markets – the US, Germany, the UK and China – show a solid performance of Novo Nordisk.

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Leif Henriksen and Peter Jacobi at Biopharmaceuticals, Gentofte, Denmark. They and their colleagues have optimised energy and water consumption and reduced CO2 emissions from 2004 to 2007 by 9.5%.

lean production cuts costs

cLEAN® Academy, all employees in Product Supply will have completed training in its basic concepts by 2010. This is complemented by more in-depth training for certain employees. The training is as much about behaviour as it is about tools. cLEAN® is a mindset, and one that empowers employees to act whenever they see room for improvement and business benefits, not just in terms of costs. The goal is that continuous improvement leads to more stable and efficient processes and eliminates waste – saving time, money and resources. The programme is global, with production employees in Brazil, China, Denmark, France, Japan and the US all following the same philosophy.
     As evidence that this strategy is working, Novo Nordisk has not needed to increase its Product Supply staff levels since 2003, even though the company’s production volume has grown significantly in that time.
     Kim Lorenzen, project manager at the Material Handling warehouse in Hillerød, Denmark, agrees: “cLEAN® shakes us out of our daily routines and inspires us to think along different lines.”

cLEAN® in action

As an example of how the cLEAN® philosophy plays out, employees in diabetes product manufacturing at Novo Nordisk in Denmark set the goal of increasing the capacity for the freeze-drying of products to better meet market demand. Freeze -drying is used to ensure long product life, easy transportation and the prevention of chemical and biological reactions. Through a combination of reduced shift times and process optimisations, capacity increased by 236%, saving money, maintenance and equipment.
     At the Novo Nordisk insulin production facility in Clayton, North Carolina, US, the use of cLEAN® tools to make a mechanical improvement and remove a persistent bottleneck reduced downtime by 93% on an insulin pen cartridge filling line.
     At the Diabetes Active Pharmaceuticals Ingredients Quality Control laboratory in Kalundborg, Denmark, the team was

To stay competitive in a globalising world Novo Nordisk has invested in establishing seamless global supply and maintains a strong focus on optimising production efficiency. This effort underpins the company’s ambitious strategy in response to the climate change challenge.

Intensified competition from biosimilar production and cost containment by payers have increased the urgency for optimising cost margins. Over the last few years, Novo Nordisk has successfully driven its gross margin upwards and will continue this effort to outperform its peers. In light of the company’s market leadership in diabetes care and the boost to productivity achieved by the company’s cLEAN® programme, this goal is attainable. cLEAN® is Novo Nordisk’s version of lean – a well-known process optimisation philosophy. The small ‘c’ stands for current and emphasises that cLEAN® evolves continuously. As of 2007, its methods are also being adopted within research and development and administrative areas.
     These improvements, along with an improved product mix, make a significant contribution to the company’s financial results. The gross margin improved to 76.6% in 2007 from 75.3% in 2006. This enables Novo Nordisk to invest for the future – by putting more funds into research and development and expanding the sales force.

Empowering people to act

Backed by the support of top management, Novo Nordisk has invested substantially in the cLEAN® programme. Through a

2014 is the year by which Novo Nordisk aims to supply all its Danish facilities with electricity from wind farms.

12,000 tons of CO2 emission sare estimated to have been eliminated by recent Novo Nordisk energy-screening programmes.

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On 30 November 2007, some 70 investors and analysts visit Kalundborg, Denmark – site of the world’s largest insulin plant and the facility that will soon produce liraglutide.	Lars Clausen, executive vice president, DONG Energy, and Lise Kingo, executive vice president and COS, Novo Nordisk, seal their ambitious wind power deal with a handshake.

able to shorten analysis time by more than 25% by turning the spotlight on one of the ‘invisible’ tasks easily overlooked in the busy daily routine. The key to the results was performance management and immediate follow-up.
     Also in Kalundborg, new cooling towers at the fermentation plant boost capacity by 50% and at the same time achieve the largest single reduction in energy consumption: annual savings of 4 million kWh and an annual reduction in C02 emissions of some 2,500 tons.

Production efficiency accelerates CO2 reduction

At the same time, production efficiency underpins Novo Nordisk’s climate strategy and contributes to lowering the levels of CO2 emissions. The company has set an ambitious target, as part of its commitment to the WWF Climate Savers programme, to reduce CO2 emissions in 2014 to a level that is 10% below the 2004 level, despite a significant production increase.
     Novo Nordisk is committed to actively addressing climate change. Reducing carbon dependency is a business priority, and the company acknowledges its responsibility to respond to what is now recognised as one of the greatest global challenges to our future.
     The three levers in Novo Nordisk’s climate strategy are optimisation through cLEAN®, energy savings in production and conversion to renewable energy. Energy-screening programmes from 2005 to 2007 led to an estimated reduction in CO2 emissions of 12,000 tons.

An innovative partnership for wind power

In 2007, Novo Nordisk entered into a pioneering agreement with DONG Energy, Denmark’s largest energy company: DONG Energy assists Novo Nordisk in identifying energy-saving options and in return Novo Nordisk will purchase corresponding quantities of energy from a new offshore wind farm off the west coast of Denmark.
     With this agreement Novo Nordisk has devised a cost-neutral way to significantly achieve reductions in CO2 emissions and at the same time help build the market for renewable energy in Denmark. This is what makes the agreement unique: it is commercially viable, and that makes it a solution that both parties would like to see other companies adopt.

     From 2014, Novo Nordisk is expected to purchase about a third of the total energy produced by the wind farm. The aim is that, by then, electricity supplies for Novo Nordisk’s facilities in Denmark, which currently account for 85% of the company’s total CO2 emissions, will be entirely based on power from this wind farm. The partnership will run till 2020.

A quality mindset

In times of increased regulatory pressure for the pharmaceutical industry to meet high safety and quality standards, emphasis on quality goes hand in hand with effective and efficient production. More stable processes serve to ensure product quality.

“We are doing more with less, quite simply. Low unit costs allow us to invest more in research and development and in sales and marketing. This is what will keep us strong in the long run, and it’s a very motivating message to our employees.”

Per Valstorp
senior vice president, Product Supply

     At Novo Nordisk, cLEAN® in manufacturing is an expression of the Quality Mindset, one of the fundamental management principles in the Novo Nordisk Way of Management: ‘Everyone must continuously improve the quality of their work.’
The robust quality system at Novo Nordisk has resulted in a consistently high level of performance regarding the quality of the company’s products as well as compliance in the manufacturing of products. Novo Nordisk’s production is generally in compliance with international standards for current good manufacturing practice (cGMP). In 2007, more than 70 inspections by various health authorities or certifying bodies were passed.

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Business environment | Values in action

responsible business practices

      “When testing investigational compounds we use only one clinical standard. So the same guidelines apply to our clinical trials in any country, supplemented, of course, by adherence to local rules,” says Anders Dejgaard, chief medical officer, Global Development.

Ethical marketing practices

Novo Nordisk’s business ethics programme includes compliance with legislation and offers guidance on individual behaviour. The Business Ethics Policy is backed by three procedures for ethical business conduct, product promotion and contracting with agents and other third parties. Managers and members of senior management participate in training workshops. Business ethics e-learning is mandatory for all managers, and the e-learning programme is open to all employees. In 2007, 95% of employees in sales and marketing were trained in face-to-face workshops around the world. A Compliance Hotline is in place to alert management to possible breaches of the policy, and performance is monitored via audits.

A human rights perspective

Novo Nordisk supports the United Nations Universal Declara -tion of Human Rights, which celebrates its 60th anniversary in 2008, and has actively done so since 1999. As a signatory to the United Nations Global Compact, Novo Nordisk is committed to supporting and respecting human rights throughout its sphere of influence, primarily its relations with employees, suppliers and customers.

Engaged in the public debate

As part of its strategy to achieve broader business goals, Novo Nordisk seeks to make voices heard in order to raise awareness of the current unsustainable path of diabetes. Novo Nordisk’s global public affairs strategy rallies people with diabetes, healthcare professionals, decision-makers, patient organisations, media and constituency groups around new solutions. The aim is to get governments and international organisations to give diabetes priority on a par with its scope and severity and to improve health outcomes for people with diabetes.
     The company has Government Affairs offices in Washington and Brussels. Both offices focus on efforts to improve diabetes treatment. Recent US achievements include the introduction of bipartisan legislation, supported by the American Diabetes Association, which will create a cross-agency programme to promote wider use of Medicare’s diabetes screening benefit, saving money and lives.

Global public affairs standards

Novo Nordisk’s Changing Diabetes® campaign leverages both public relations and public affairs activities (see pp 26–29). To ensure consistency with the Novo Nordisk Way of Management and compliance with requirements from governments and international institutions, a set of global public affairs standards is being instituted. This will include rules governing external disclosure.

See more on responsible business practices at novonordisk.com/sustainability. Click: Values in action

Consistent messages and a broad perspective take precedence over ad hoc solutions to win short-term competitive gains. Novo Nordisk’s presence in its markets relies on trust. This has been built over many decades and is a valuable asset that must be protected and nurtured.

The discovery, development and marketing of medical drugs entail careful attention to a range of ethical considerations. Novo Nordisk upholds high global standards in the areas of human ethics (clinical trial ethics, stem cell ethics), animal ethics (the reduction, refinement and replacement of animal experiments) and the use of gene technology in research and production. These ethical criteria also apply to external partners such as contract research organisations. On several occasions, the company has been the driver behind new standards that have gained wider adoption in the industry. In 2007, a dedicated website on bioethics was launched.

Transparency of clinical trials

Since 2005, Novo Nordisk has published the results of all sponsored phases 2–4 interventional trials for marketed products. This was done in response to stakeholder demands for increased transparency. In 2007, Novo Nordisk introduced its own dedicated clinical trials website – novonordisk-trials.com – providing an overview of all later-stage (phases 2–4) clinical trials. In 2008, phase 1 studies will also be disclosed.
     Novo Nordisk only conducts clinical trials in countries where it intends to seek marketing approval and where there is an ethics committee to approve the trial. In 2007, more than 20,000 people in 46 countries were involved in Novo Nordisk-sponsored clinical trials. Around 40% of the people involved live in developing countries. People who participate in Novo Nordisk trials only do so with informed consent and will always be offered the best available and proven treatment after the end of the study.

95% of employees in sales and marketing were trained in business ethics standards.

20,000 people were participants in Novo Nordisk clinical trials in 2007.

40% of people involved in Novo Nordisk clinical trials live in developing countries

People participating in Novo Nordisk trials do so with informed consent and are always offered the best available and proven treatment after the end of the study.

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Business environment | People

people put values to work

and our Triple Bottom Line approach to doing business,” says Executive Vice President and Chief of Staffs Lise Kingo.
     In external surveys a similar picture is apparent: Novo Nordisk’s values and culture combined with the company’s focus on people development appeal to graduates and other job seekers. In 2007, the company had1,120 applicants for 27 positions in its graduate programmes.
     Also in 2007, Novo Nordisk in the US was ranked the top employer in New Jersey in competition with many other, larger pharmaceutical companies. In Denmark, Novo Nordisk’s retention rates exceed industry benchmarks. However, in fast-growing and competitive markets like China it remains a challenge to retain talented people. For this reason, the company has established an MBA programme for Novo Nordisk managers in China at the prestigious Peking University (see p 37).

Spurring talent development

“We have a strong organisation with a motivated workforce. But that does not invite complacency. We need to raise the bar constantly for how we develop our leaders and support the development of all our employees. This is key to our future business success,” says Lars Christian Lassen, senior vice president, Corporate People & Organisation.
     Novo Nordisk offers tailored education programmes for all employees. These include introductory programmes for new employees, a wide range of professional courses and management development programmes. The company’s investment in training and development exceeds the industry average, as measured by average training costs per employee.
     New managers undergo mandatory leadership training and vice presidents and general managers also complete a mandatory programme, Spotlight, which focuses on personal leadership. In addition, there are two talent programmes for leaders who demonstrate high potential: Lighthouse for vice presidents and general managers, and Greenhouse for managers and young talent.
     Since 2004, 75 vice presidents and general managers have completed the Lighthouse programme, which is designed to explore personal leadership, sustainability and innovation in new ways. Participants meet people from diverse backgrounds who can stimulate new thinking: Native American leaders, people living in the favelas of Rio de Janeiro or healthcare workers in Beijing.
     The Lighthouse pool is the source of eight out of ten senior leadership appointments.

Novo Nordisk’s culture and values serve to bridge the increasingly diverse global employee base and ensure a consistent approach to its way of working.

In pace with its rapidly growing business, Novo Nordisk is expanding its workforce. At the end of the year, the total number of employees was 26,008 – an increase from 2006 of 2,395 people. For the first time, the majority are located outside the company’s home base in Denmark.
     An expansion of this magnitude carries the challenge of smooth induction into the Novo Nordisk Way of Management. This values-based approach guides the way employees approach their work, no matter where in the world they are located.
     In the annual organisational review three strategic drivers were identified: globalisation, innovation and leadership. In response, the Global People Strategy focuses on talent and leadership development, talent attraction, performance management, people engagement and organisational development.

An engaging culture

Company values – being accountable, ambitious, responsible, engaged with stakeholders, open, honest and ready for change – are seen in daily interactions between managers and employees as well as in dealings with external parties.
     A high degree of identification with these values is evidenced by the level of employee engagement. In 2007, eVoice, the global employee survey, included a new index mapping the level of engagement measured by 10 criteria. Employees were asked to indicate on a scale of 1 to 5 the extent to which they agreed with statements such as: “Novo Nordisk is leading the fight against diabetes”, “Novo Nordisk’s results within the social and environmental area are important to the future of the company”, and “I know how my job contributes to the success of Novo Nordisk”. The average score was 4.1.
     “Employees are inspired by the company’s vision and values,

12,256 more people worked at Novo Nordisk in 2007 than in 2000; a workforce expansion of 89%.

1,120 applications were received for 27 Novo Nordisk jobs during a 2007 graduate recruitment drive.

1st place was Novo Nordisk's ranking in the 2007 'Best Places to Work in New Jersey' awards programme.

Promoting a healthier lifestyle

The NovoHealth programme, aimed at preventing lifestyle diseases among employees, is now a global effort. This programme encourages and supports a healthy lifestyle by offering access to healthy food in the workplace, a smoke-free work environment, exercise and individual health checks every second year.
     Health-promoting activities across the organisation will be aligned through NovoHealth to ensure sharing of better practices.

See more on people and workplace at novonordisk.com/sustainability
Click: Values in action

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US ballerina Zippora Karz dances on despite diabetes.	Times Square, New York, on World Diabetes Day, 14 November.

the challenge to change diabetes

      Today, the quality of life for people with diabetes is far from acceptable. Two out of three people are in poor control of their diabetes because of inadequate access, treatment or care. More than 50% of people with diabetes do not even know they have it. Poor control translates into late-stage complications such as blindness, kidney disease and lower-limb amputations, affecting the quality of life of people with diabetes and their families.
     When numbers grow so large, they tend to lose their meaning. Behind the figures are people with diabetes whose biggest wish is to see this debilitating condition effectively defeated.

Advocacy for change

Novo Nordisk advocates an ambitious approach to changing diabetes. Firstly, to give priority to people with diabetes and

The scale of the diabetes pandemic continues to escalate and diabetes could become the worst pandemic of the 21st century. As a global leader in diabetes care, Novo Nordisk has the potential and moral obligation to make a difference beyond providing better medicine and devices.

The company’s medical ambition sets the bar: The goal is to improve patient outcome and save lives, and this is what drives the Changing Diabetes® activities. It builds on Novo Nordisk’s position as the global leader in diabetes care, underpinned by its full portfolio of modern insulins and more than 80 years of experience. Novo Nordisk actively supports the implementation of the UN Resolution on diabetes and in 2007 demonstrated its commitment to work with partners: united to change diabetes.
     There are 246 million people worldwide with diabetes, a number expected to reach 380 million by 2025, according to the International Diabetes Federation (IDF)1). Millions more may develop diabetes due to the risk factors of overweight and obesity, sedentary lifestyles and unhealthy diets. Other societal factors such as globalisation, urbanisation, an ageing population and migration are driving the diabetes pandemic.

278,764 people in 50 countries were engaged in Novo Nordisk-led activities on World Diabetes Day, 14 November 2007.

55% of diabetes deaths are among women

In March 2007, Novo Nordisk teamed up with former US President Bill Clinton for a debate about the future of diabetes treatment.

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Denise Cleary is a diabetes sales representative in Newfoundland and Labrador on the east coast of Canada.	270 cyclists, including 25 Novo Nordisk employees, joined the 10th Ride to Cure Diabetes in Death Valley, California, on 20 October.

convince governments and international organisations of the need to give diabetes priority. Secondly, to drive health outcomes for people with diabetes. And thirdly, to mobilise political support to break the curve of the global diabetes pandemic.
     These are the strategic cornerstones of Novo Nordisk’s global Changing Diabetes® programme.

Leadership in action: sustainable health policy

As part of its collaborative, multi-stakeholder approach to changing dia betes, Novo Nordisk held the first Global Changing Diabetes® Leadership Forum in March 2007. The Forum’s ambition was to translate the UN Resolution on diabetes, adopted by the United Nations General Assembly in December 2006, into national action plans for the prevention, treatment and care of diabetes.
     The keynote speaker at the Forum was former US President Bill Clinton, who stated: “There is a rising tide of obesity and resulting diabetes; it is an unbearably inhumane problem that falls disproportionately on the poor. We will compromise our country’s economic future even as we risk raising the first generation of children who will live shorter lives than their parents. We will never be forgiven, and I mean never, if we allow our children to live shorter lives than our own.”
     The Forum was attended by some 150 representatives of governments, international organisations and patient organisations as well as academics and journalists from 21 countries. Their dialogue took inspiration from Redefining Health Care: Creating Value-Based Competition on Results, by professors Elizabeth Teisberg and Michel E. Porter. The book claims that healthcare systems today have “the wrong type of competition – a competition to shift costs instead of improve care”.
     At the Forum, Novo Nordisk’s President and Chief Executive Officer Lars Rebien Sørensen pledged to launch a ‘diabetes barometer’ – a

“We have a medical ambition to improve patient outcomes by focusing on transparency and measurability to drive change. The Changing Diabetes® Barometer will guide our efforts towards our ultimate goal of allowing all patients to have an HbA1c below 7%.”

Jakob Riis
senior vice president, International Marketing

global tool that would track and measure best performance in the prevention, treatment and care of diabetes worldwide. “What you can measure, you can manage,” Lars Rebien Sørensen elaborated.
     This initiative is part of Novo Nordisk’s response to help implement the UN Resolution on diabetes.

Barometer: tracking performance

In November 2007, Novo Nordisk launched the global Changing Diabetes® Barometer2). It identifies diabetes indicators such as the HbA1c test of blood sugar level, using published data. The Barometer aims to provide a scorecard for tracking change and pinpointing areas in need of improvement so that healthcare providers, governments and patient associations are better able to measure progress and set priorities for national diabetes action plans.
     The first Barometer report covers 21 countries. It highlights that lifelong healthcare cost can be reduced by as much as 20% and that people with diabetes can live longer and better lives if they are treated

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Diabetes care | Changing diabetes

adequately and diagnosed earlier, before any complications arise. The report found that10 of the 21countries did not have a national diabetes strategy in 2007. Seven countries lacked data on important treatment indicators such as HbA1c, blood pressure and lipids levels, and only a couple of countries had systems in place enabling registration of data on key treatment indicators and consistent follow-up on a national scope.
     “It is essential that we figure out how to be far more effective in preventing diabetes, or at least preventing its progression to complications,” says professor Elizabeth Teisberg. “Improved early-stage care can dramatically reduce the incidence of amputations, blindness, heart attacks and other complications. The Barometer will spur discussion about ways to improve outcomes over the full cycle of care.”

The cost of inaction

Inaction is far costlier to society than investing today in better diabetes diagnosis, treatment and prevention. That was a key conclusion of The Silent Epidemic3), an economic study of diabetes in developed and developing countries carried out by the Economist Intelligence Unit (EIU) and sponsored by Novo Nordisk.
     The EIU study looked at the economic cost of diabetes in five countries: China, Denmark, India, the UK and the US. It concluded that the health spending and productivity loss arising from diabetes are already taking a noticeable share of GDP from many countries. In India, for example, which has the world’s largest number of people with diabetes, productivity losses took the equivalent of 20.4 billion US dollars from India’s economy, or 1.9% of GDP. This amounts to a productivity loss of 497 dollars per individual with diabetes, equivalent to around half of India’s per capita GDP.

86,000 people have visited Novo Nordisk’s Changing Diabetes® Bus during its journey across five continents stopping in 13 countries.

     Novo Nordisk is undertaking several socio-economic studies to examine the burden of diabetes and the costs and benefits of improved diabetes care, including in China and India, which have the largest diabetes populations in the world.
     “If diabetes remains unchanged, the world will face an impossible economic burden alongside a devastating toll on the lives of many people,” says Charlotte Ersbøll, corporate vice president, Branding and Responsibility. “With leadership comes responsibility. Novo Nordisk has the capability to make changes and innovate for new solutions to the diabetes epidemic where it is hitting the hardest.”

Inclusive access to diabetes care

Novo Nordisk supports the United Nations Millennium Development Goals and recognises the link between poverty and ill health. The company’s framework programme ‘Changing global access to diabetes care’ aims to ensure that the company is acting responsibly and proactively to make diabetes care inclusive for all – across geographies, cultures, social standing, age, gender and ethnicity. Access to health –defined as availability, accessibility, affordability and quality –is a critical precondition for effective prevention, treatment and care. The programme targets disadvantaged communities and the most vulnerable population groups with the lowest access to diabetes care, specifically people living in the least developed countries, low-income groups in emerging economies, migrants in developed countries and children.
     Novo Nordisk’s initiatives towards global access to diabetes care are the result of a long-term leadership strategy not only to promote medicines, but also to provide sustainable diabetes care for everybody who needs it. This ambition poses huge challenges. The solution hinges on the ability to drive

80% of diabetes deaths occur in low- and middle-income countries.

Public affairs roadmap for Changing Diabetes®

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“By 2025, an estimated 80% of all people with diabetes
will live in developing countries. Improving these
people’s access to proper care is a moral obligation.
Finding commercially viable solutions to curb
the diabetes pandemic is a business imperative.”

Lise Kingo
executive vice president and chief of staffs

focused, targeted and collaborative actions. Novo Nordisk cooperates with governments, healthcare providers, NGOs, universities, healthcare professionals and diabetes associations worldwide to establish data, build evidence and pilot new intervention approaches.
     The new global access programme builds on the experience gained during the past five years of work through several initiatives. Programmes such as the pioneering World Partnership programme in eight developing countries, the National Changing Diabetes® programmes with an accumulated 406 activities in 66 countries, the pricing policy focused on offering affordable insulin to the world’s 50 least developed countries and the projects funded by the World Diabetes Foundation have one common denominator: they offer a partnership approach to filling gaps in under-resourced and unsustainable healthcare systems.

Maternal health in India:
the World Diabetes Foundation
turns five

At a local maternity clinic on the outskirts of Chennai, hundreds of pregnant women have gathered to be screened for gestational diabetes mellitus (GDM) at the Dr V Seshiah Diabetes Care and Research Institute. Some women are here for the first time, encouraged by posters or public announcements to take a free blood test. Others already have GDM and are here to have a monthly check-up. All are present as part of a project called Diabetes in Pregnancy – Awareness and Prevention (DIPAP). It targets GDM, a type of diabetes that affects pregnant women who were not known to have diabetes previously. The project is supported by the World Diabetes Foundation (WDF). There is no known specific cause of GDM, but it is believed that the hormones produced during pregnancy reduce a woman’s receptivity to insulin, resulting in high blood sugar. Undiagnosed, it can lead to miscarriages or stillbirths, malformations, large babies with the risk of injuries during delivery and a higher risk of mother and child developing diabetes.
     For the WDF, which marked its fifth anniversary in 2007, the clinic’s work is an example of how small projects can influence the quality of life of thousands of people with diabetes. Five years ago, India had no authentic data from large populations on the prevalence of GDM. The WDF started funding DIPAP in 2004. Since then, 13,139 women in the State of Tamil Nadu have been screened for diabetes and 1,700 cases of GDM have been detected. A healthy diet and exercise are sufficient treatment for 95% of women with GDM. Furthermore, project data has established that 16% of all pregnant women in urban areas and 10% in rural areas develop gestational diabetes. This data has played a significant role in changing policies for GDM treatment in the southern-Indian state of Tamil Nadu, which has a population of 62 million.
     The WDF is an independent trust founded by Novo Nordisk to address diabetes in the world’s poorest countries. It is the only international foundation devoted solely to funding projects within diabetes care. In its first five years, it has funded 138 projects in 77 developing countries, focusing on diabetes awareness, education, capacity-building and better access to healthcare. “Our mantra is to be a catalyst – to help others do more,” explains WDF Managing Director Dr Anil Kapur.

See more at worlddiabetesfoundation.org

New initiatives include:
pilot projects in Cameroon, Guinea, Tanzania and Congo aiming to ensure that the preferential prices offered by Novo Nordisk to governments in least developed countries make insulin more affordable and available to more patients, the development of tools to bridge disparities in healthcare, targeted at migrant communities, pilot projects aimed at securing access at the base of the pyramid, starting in BRIC countries (Brazil, Russia, India and China), a programme targeted at improving the lives and well-being of children with diabetes worldwide.

Children and youth at risk

Type 2 diabetes, once considered the adult-onset form of diabetes, is now on the rise among children and adolescents, due to the same lifestyle factors prompting the rise of the pandemic among adults. World Diabetes Day 2007 centred on the impact of diabetes on children and adolescents. In September 2007, at the congress of the European Association for the Study of Diabetes (EASD), Novo Nordisk and the IDF presented a global overview of the diabetes burden among children and adolescents. This expert review into existing data and global trends within childhood diabetes, now referred to as the Diabetes Youth Charter4), highlighted that many children are in poor control of their diabetes. The experts found that early diagnosis, prevention and improved control could help prevent many deaths. Following this, Novo Nordisk, together with the IDF and the International Society for Pediatric and Adolescent Diabetes (ISPAD), launched the DAWN Youth programme at the ISPAD Congress in September 2007. This programme will facilitate advocacy, research and action to improve the lives of young people with diabetes and their families. DAWN5) (Diabetes Attitudes, Wishes and Needs) is Novo Nordisk’s global study of the psychosocial barriers to diabetes care.

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Diabetes care| Strategy

improved
prevention, detection
and treatment

As the world leader in diabetes care, Novo Nordisk’s ambition is to defeat diabetes by finding better methods of prevention, detection and treatment. The company’s strategy is framed around the promise of changing diabetes and finding ways to improve people’s lives.

Modern insulin therapy serves individuals' varying needs and lifestyles while providing blood sugar control and, in some instances, less weight gain in a simple and cost-effective way.
     Novo Nordisk is the only company that offers a full range of modern insulins (see box). The company is intent on expanding its leadership within injectable insulins by pushing market penetration and seeking label extensions, while continually exploring alternative delivery methods.
     “We are continuously building upon our expertise in protein expression and engineering, protein formulation and device technology. This, coupled with our in-depth understanding of diabetes biology and the causes or origins of diabetes, puts Novo Nordisk in a unique position to realise our vision of eventually defeating diabetes,” says Peter Kurtzhals, senior vice president, Diabetes Research Unit.
     Other building blocks in the strategy to sustain leadership in diabetes care are a deep understanding of customer needs, coupled with the ability to deliver high-quality clinical data as well as convincing health-economic data that support the arguments for the company’s products.

The control factor

The American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) recommend tight blood sugar control and early adoption of insulin thera-

232 billion US dollars was the estimated world spend in 2007 to treat and prevent diabetes and its complications.

py for people with diabetes who are not meeting their treatment goals.
     With poor control of their condition, these people risk serious complications such as cardiovascular disease, blindness, kidney disease and lower-limb amputations.
     In 2007, the first results of a three-year 4-T trial6) (Treating to Target in Type 2 Diabetes) were presented by researchers at the Oxford Centre for Diabetes, Endocrinology and Metabolism. It studied people with type 2 diabetes in Ireland and Great Britain who were not in control of their blood sugar despite taking two different antidiabetic tablets. The trial compared the effects of adding various Novo Nordisk modern insulins to the treatment regimen for one year: three equally large groups were treated with NovoMix® 30, NovoRapid® or Levemir®.
     The results showed that participants in the trial could lower their blood sugar using any of the insulin regimens tested. The one-year outcome confirmed the advantages of starting once daily with Levemir® – fewer hypoglycaemic events and less weight gain. In patients with HbA1c (a measure of long-term blood sugar levels) of above 8.5% when entering the study, a more intensified treatment with insulin may be needed to reach target.

Blood sugar control is key

The IMPROVE® Control programme, a Novo Nordisk global observational study involving more than 50,000 people with diabetes, is also generating insight into the need for improved control. Participants started on treatment with NovoMix® 30. Most of them had either been on tablet therapy or received no treatment. Others had been on insulin therapy, but did not

9.2% of people in North America had diabetes in 2007

The modern
insulin
portfolio

There is no ‘one-size-fits-all’ approach to diabetes treatment. Modern insulins are designed to mimic the body’s own physiological insulin regulation of blood glucose levels more closely than human insulin. Modern insulins offer better glucose control, less hypoglycaemia and increased convenience, leading to fewer serious complications and better treatment outcomes.

     Modern insulins are classified by how fast they start to work in the body and how long their effects last. Different types of insulin work differently, depending on many factors such as the body’s individualised response to insulin, lifestyle choices, including type of diet and amount of exercise, and how well blood sugar levels are managed.
     Novo Nordisk offers a full portfolio of modern insulins covering fast-acting, long-acting and premixed modern insulins:
Levemir®, a soluble long-acting basal insulin analogue for once-daily use.
NovoRapid® (NovoLog® in the US), a rapid-acting insulin analogue to be used at mealtimes.
NovoMix® 30 (NovoLog® Mix 70/30 in the US), a dual-release modern insulin that covers both mealtime and basal requirements.

Novo Nordisk also has advanced products within insulin delivery systems. These include FlexPen®, the world’s most-used insulin delivery device.

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For 50 years, researchers at the Hagedorn Research Institute have worked to find a cure for diabetes.	Over 30 children had lots of fun while learning about diabetes during a ‘bring-your-kids-to-work’ day at Novo Nordisk in Bagsværd, Denmark.

achieve the treatment targets. Safety and efficacy results after six months’ treatment will be presented at the annual meeting of the American Diabetes Association in 2008.
      The need for better understanding of diabetes is underscored by research7) presented in 2007 by the Global Task Force on Glycaemic Control. This panel of global experts in diabetes and endocrinology, in association with Novo Nordisk, conducted a survey of nearly 1,400 healthcare professionals and more than 1,000 patients in eight countries, and found limited patient awareness and understanding of HbA1c testing. Healthcare professionals underestimated the value of the test in managing diabetes. Another issue highlighted by the study is the fact that in general people only begin insulin treatment after complications have occurred and have become serious.

Convenience drives compliance

People with type 2 diabetes typically start insulin therapy with long -acting or pre-mixed insulin, and experience shows that they want very simple, very convenient devices for administering their insulin. Novo Nordisk offers a broad range of injection devices for added convenience and accurate dosing, but is also committed to pursuing alternative delivery models. This is an area in which Novo Nordisk is determined to gain the lead. Fast-acting inhaled insulin in the form it is known today is unlikely to offer significant clinical or convenience benefits over injections of modern insulin with pen devices. A completely new approach to inhaled insulin is needed. Novo Nordisk has therefore refocused its research and development activities towards inhalation systems for long-acting formulations of insulin and GLP-1. This work will be done in Hayward, California, US, and Hillerød, Denmark, and will target both liquid-based and powder-based technologies.

Opportunities in new treatment options

The scope of the diabetes pandemic and the many unmet treatment needs of those millions of people with diabetes who do not achieve their treatment targets invite fierce competition to offer improved treatment.

“Proper treatment of diabetes is not just about medicine but about awareness, education and training.”

Lise Kingo
executive vice president and chief of staffs

     While modern insulins are currently proven to be the best option, investments are funnelled to research into two new areas. One is next-generation modern insulins, which may offer even better safety and efficacy. The other is GLP-1, a new class of therapies that offer new options for early- and intermediate-stage diabetes.
     In 2007, Novo Nordisk announced results from phase 3 trials for li-raglutide. Liraglutide, Novo Nordisk’s once-daily human analogue of the hormone GLP-1, is an experimental protein-based option being studied for the treatment of type 2 diabetes. It has been shown to intervene earlier in the disease progression and offer blood sugar control and weight loss. Development of liraglutide and other GLP-1 products is central to Novo Nordisk’s strategy for sustaining its leadership in diabetes care (see pp 32–33).

Search for a cure

While much focus is being directed at the earlier detection and improved treatment of type 2 diabetes, Novo Nordisk’s commitment to finding a cure for type 1 diabetes remains firm. Through the Hagedorn Research Institute, an independent basic research component within Novo Nordisk that celebrated its 50th anniversary in 2007, Novo Nordisk is the world’s largest private sponsor of research into diabetes. Hagedorn is a major industrial partner in two cutting-edge research efforts: Beta Cell Biology Consortium (BCBC), supported by the National Institutes of Health (NIH); and the Juvenile Diabetes Research Foundation (JDRF) Center for Beta Cell Therapy in Diabetes in Europe, funded by the European Union.

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Diabetes care | Liraglutide

liraglutide
– key to
future growth

Diabetes is a demanding condition. It requires constant attention and measuring of blood sugar levels. And with type 2 diabetes being a progressive disease, too many patients never reach an acceptable level of control of their diabetes. The consequence is debilitating and expensive late complications.

Liraglutide, Novo Nordisk’s once-daily human analogue of the naturally occurring hormone Glucagon-Like Peptide-1 (GLP-1), is a compound being developed for the treatment of type 2 diabetes. GLP-1 works by stimulating the release of insulin only when glucose levels become too high, and by decreasing appetite. The effect can be described as enhancing the function of ‘tired’ or worn-out insulin-producing cells. Liraglutide is being studied as a once-daily product that may be administered any time of day. Because of the mechanism of action, glucose monitoring may not be necessary.
     In contrast to some other antidiabetic treatments, liraglu-tide may also lead to weight loss instead of weight gain. It is being studied for its potential as a therapeutic option in early-stage diabetes.
      In 2007, Novo Nordisk concluded phase 3 studies of liraglutide. The LEADTM programme – Liraglutide Effect and Action in Diabetes – is the largest and most complex set of clinical trials Novo Nordisk has ever undertaken for a diabetes product. As one of the most important products in Novo Nordisk’s pipeline, liraglutide is critical to drive the future growth of the company.

3,992 persons participated in Novo Nordisk's LEADTM phase 3 programme.

     “We are very pleased with the clinical results. The phase 3 studies have investigated the use of liraglutide throughout the progressive stages of diabetes: from early diagnosis where oral agents are used to intensified insulin therapy. In these studies, reduction in HbA1c and body weight were measured,” says Mads Krogsgaard Thomsen, chief science officer. The level of HbA1c reflects the average blood glucose level over the past two to three months, and a decrease is therefore considered a measure of treatment effect. The American Diabetes Association recommends a treatment goal of HbA1c <7%.
     The data, to be submitted for publication in peer-reviewed journals, makes Novo Nordisk confident, that once approved by regulatory bodies, liraglutide has the potential to become an important new treatment option for people with type 2 diabetes. Novo Nordisk hopes to become a leader in the GLP-1 market. Novo Nordisk expects to file for regulatory approval of liraglutide in Europe and the US before the end of the second quarter of 2008.

How GLP-1 works

Liraglutide mimics GLP-1, which is a hormone released in the intestine.
     “Liraglutide is intended to work on several levers in type 2 diabetes, most importantly increasing beta cell function and leading to improved glucose control, but without the weight gain that is a natural consequence of this change in metabolism. In clinical studies weight loss was generally observed. It

300 million people in the world are obese, according to the World Health Organization.

Liraglutide phase 3 programme
LEAD™ (Liraglutide Effect and Action in Diabetes)

Study objective	Primary endpoint	Number of persons	Results announced

LEAD™ 1	HbA1c	1,041	20 August 2007
Effect of liraglutide in combination with sulphonylurea (SU) (glimepiride)	(26 weeks)

LEAD™ 2	HbA1c	1,091	20 August 2007
Effect of liraglutide in combination with metformin	(26 weeks)

LEAD™ 3	HbA1c	746	11 December 2007
Effect of liraglutide in monotherapy	(52 weeks)

LEAD™ 4	HbA1c	533	14 September 2007
Effect of liraglutide in combination with metformin and TZD (rosiglitazone)	(26 weeks)

LEAD™ 5	HbA1c	581	21 June 2007
Effect of liraglutide in combination with metformin and SU (glimepiride)	(26 weeks)

Detailed results from the full LEADTM programme are expected to be communicated at scientific meetings and in peer-reviewed journals.
More details can be found at novonordisk-trials.com

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“The innovation space of GLP-1 fits perfectly with our skill base. GLP-1 and insulin are the two most promising areas in diabetes care be in, and where the most advancement seems possible.”

Mads Krogsgaard Thomsen
executive vice president and chief science officer

is believed that the glucose-dependent action, sustained beta cell function and weight loss work together in a virtuous circle,” says Peter Kristensen, who as project vice president for liraglutide has overseen the trial programme.
     The LEADTM programme spanned more than 40 countries and included around 4,000 people with type 2 diabetes whose blood glucose was inadequately controlled. The programme is comprised of five randomised, controlled, double-blind studies.
     The conclusive study, the results of which were announced in December 2007, indicates that the effects of liraglutide appear to be sustainable after one year’s treatment. This is to be further investigated.

Liraglutide studied for obesity treatment

In November 2007, Novo Nordisk announced the clinical results from a double-blind, placebo-controlled phase 2 study of the use of liraglutide for treatment of obesity in people who do not have diabetes. It is aimed at clinically obese people with a Body Mass Index (BMI) above 30.
      In the study liraglutide was given once daily over 20 weeks. All doses of liraglutide were seen to reduce body weight. The study also indicated a beneficial effect on systolic blood pressure after treatment with liraglutide, most likely associated with the weight loss.
     In order to study the long-term weight reduction of liraglutide treatment, around 85% of all participants in the study volunteered to continue into an open-label extension phase of the study.

Production capacity in place

The making of GLP-1 is quite similar to the production processes required for the production of modern insulins, and Novo Nordisk’s production capacity is geared to begin supplying the market once regulatory approval has been obtained. With the company’s extensive programme to build global sourcing and optimise production efficiency (see pp 22–23), facilities in Kalundborg, Denmark, are available for a dedicated production of liraglutide.

Looking ahead

As part of the longer-term life-cycle management initiatives supporting the GLP-1 franchise, Novo Nordisk initiated a phase 1 study of a once-weekly human GLP-1 analogue in 2007. Based on Novo Nordisk’s protein acylation technology, this compound is designed for treatment with expected administration in a convenient injection device.
    “With the ambition to also become the leader in the GLP-1 field, we are working actively to secure this position by building up a portfolio of products,” says Mads Krogsgaard Thomsen.

Obesity
– a 21st century
health crisis

Being overweight and obese significantly increases the risk of developing type 2 diabetes. According to the World Health Organization, at least 300 million people in the world are obese8). With numbers such as these, obesity – and its related disorders –is set to become one of the 21st century’s biggest health crises. Already today, more than half the OECD population has a BMI at more than 25, currently applied as the upper level of normal weight.
      In the US, 66% of the population is overweight and 33% obese.The global prevalence of overweight adults is projected to increase by 50% over the next 10 years to 1.5 billion people and by 2015 roughly half a billion people will be obese, if the current trend is not reversed.
      There is broad consensus among experts and decision-makers that successful control requires collaborative efforts of governments, communities, civil society, healthcare, industry, individuals and other stakeholders.
      Clearly, there is considerable consumer demand for safe and effective weight loss medicines without too many unpleasant side effects. Still, there is widespread medical consensus that the first line of intervention to control obesity should be advice on exercise and dietary adjustments. Medicines or surgery should only be considered if this route fails and the individual is at risk of developing medical complications to obesity.
     Novo Nordisk’s Diabetes 2025 scenarios forecast that, in the future, antiobesity medicines are likely to play a central role similar to today’s highly efficacious cholesterol and blood pressure lowering medications, namely as the lead intervention in large populations. However, costs for life-long treatment may affect the prospect of any new obesity-related medicine from achieving widespread use. Certainly, long-term health-economic benefits will affect reimbursement by health management groups.
     Future Novo Nordisk antiobesity medications will be developed and marketed to tackle obesity associated with serious health risks. Novo Nordisk will work within the existing consensus and guidelines regarding antiobesity pharmacological interventions, but will strive to better define the obese subjects with a substantial health risk, so treatment can be targeted at those who need it most.
      Novo Nordisk believes that diabetes leadership involves taking an active role in the promotion of the value of wellness and healthy eating and exercising campaigns (see p 25).

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Diabetes care | Markets

modern insulins
available to
more people

With 53% of the total insulin market and 43% of the modern insulin market, both measured by volume, Novo Nordisk is the global market leader. The modern insulin and device portfolios showed continued strong sales growth in 2007.

“We offer excellent products and devices, and we put a strong organisation behind it, focusing on delivering results to the people with diabetes using our products. That is our simple recipe for success,” says Kåre Schultz, executive vice president and chief of operations. “This doesn’t mean it is a smooth road ahead. But we have good reason to be confident about our future.”
      “As the market leader, our commitment has been unwavering over time, backed by our products and business approach. We put all our efforts into making sure that what we do truly makes a difference for people with diabetes,” says Kåre Schultz.

Levemir® gains momentum

Market performance in 2007 reflected the success of Novo Nordisk’s portfolio of modern insulins. Both NovoRapid® and NovoMix® 30 (NovoLog® and NovoLog® Mix 70/30 in the US respectively) consolidated their market positions. In addition, a number of pivotal developments in 2007 helped strengthen the position of Levemir®, the company’s long-acting basal insulin – not least its entry into crucial new markets.
     Levemir® was launched in Japan in 2007, making Novo Nordisk the only company in Japan to offer a full portfolio of modern insulins. Novo Nordisk has long been the market leader in Japan.
     In Europe and the US, where Levemir® was launched in 2004 and 2006 respectively, it is gaining a solid foothold in the basal insulin category. Today, it is marketed in 61 countries worldwide.

53%
was Novo Nordisk’s estimated share of the global insulin market (by volume) in 2007.

700
people joined Novo Nordisk’s US diabetes care sales team in 2007.

20%
 of the world’s elderly population has diabetes.

61
countries offer Levemir®, Novo Nordisk’s once-daily, soluble, long-acting basal insulin analogue.

     At the meeting of the American Diabetes Association in 2007, Novo Nordisk presented detailed results from the Levemir® PREDICTIVETM clinical trial in the US. This six-month study included 5,604 persons with type 2 diabetes and showed that they were able to reduce their blood sugar level by adjusting their own dosage of Levemir®, compared to dosing adjusted by their primary care physician. This underscores the simplicity of starting insulin therapy with Levemir®.

Once-daily use of Levemir®

In 2007, Novo Nordisk received marketing authorisation from the European Commission for the use of Levemir® once-daily in combination treatment with tablet-based antidiabetics (OADs) for people with type 2 diabetes.
     During 2007, a number of publications based on clinical trials, the observational study PREDICTIVETM and reviews9), all supported the fact that once-daily Levemir® is effective in managing glucose levels in type 2 diabetes.

The Weight of the World

The finding from the PREDICTIVETM study that Levemir® also resulted in less weight gain is attracting attention from healthcare professionals. Historically, insulin treatments have had negative weight implications for patients; an unfortunate side effect which can exacerbate the problems associated with the condition it is intended to improve.
     ‘The Weight of the World’, a review of clinical research, trials and surveys regarding weight in diabetes and its impact, which was conducted by leading diabetes experts, concluded that even a relatively modest weight loss can result in improved glycaemic control, reduce the risk of heart disease and can also increase life expectancy.

United States – expanded sales force

Novo Nordisk is the only company in the United States – the world’s largest pharmaceutical market – to offer a complete portfolio of modern insulins. The company expanded its US diabetes sales force in 2007 with an additional 700 people, bringing the total to around 1,900.
     In this fiercely competitive market, Novo Nordisk managed to achieve a 43% share in the modern insulin market (by volume) in 2007, making it the leader, measured by volume. Along with the expanded sales force, more focused selling with greater responsiveness to understanding the needs of customers, particularly primary care physicians, is driving market penetration of Levemir®.
     “The clinical data from PREDICTIVETM has strengthened our message to healthcare professionals about the advantages of Levemir® for people with type 2 diabetes,” says Camille Lee, vice president, Diabetes Brand Marketing, Novo

Diabetes highlights 2007

Levemir® launched in Japan.
European Commission approves use of Levemir® once-daily in combination treatment with tablet-based antidiabetics for people with type 2 diabetes.
European Commission approves NovoRapid® for treatment of diabetes in the elderly and in people with renal or hepatic impairment.
NovoLog® takes leadership position in the US.
Once-daily Levemir® gains momentum in the US through PREDICTIVETM 303 results and widened outreach to primary care.
FlexPen® is the most used insulin device in the world.

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The long-acting basal modern insulin Levemir® entered new markets in 2007.	Beatriz de Lourdes Gonçalves from Belo Horizonte, Brazil, has type 1 diabetes.

Nordisk Inc. “In 2007, NovoLog® (NovoRapid®) became the leading brand in the rapid-acting category. In addition, Novo Nordisk products have at minimum 80% coverage in the managed care formularies, which are restricted lists of reimbursable medicines. All of these elements put us in a strong position in the US diabetes care market,” says Camille Lee.

Europe – modern insulin growth

In Europe, Novo Nordisk continued to increase the market share of its modern insulins. This was boosted not only by the Levemir® once-daily approval with OADs, but also the approval in Europe in 2007 of NovoRapid® for the treatment of diabetes in the elderly and in people with renal or hepatic impairment.
     Since diabetes is a progressive disease, many older people with diabetes require more intensive insulin therapy over time. According to the International Diabetes Federation (IDF), approximately 20% of the world’s elderly population has diabetes, and the figure is increasing steadily.
     ”We have become the European market leader in modern insulins. Our next ambition is to bring the benefit of modern insulins to all people with diabetes in Europe,” says Kåre Schultz.

Emerging markets – on the move

Novo Nordisk’s International Operations (IO) consists of 142 countries that between them generate more than 50% of global GDP growth. These emerging markets are home to more than 85% of the world’s population and 80% of all people with diabetes in the world – some 183 million in all. Sales of diabetes care products in the region in 2007 grew by 20% measured in local currencies and by 14% in Danish kroner. China is currently Novo Nordisk’s fifth-largest market (see pp

36–37) and is expected to be its second- or third-largest within the next five years. Other key markets are Brazil, Russia, India and Turkey.
     “International Operations is contributing significantly to creating new growth for Novo Nordisk. Average earnings in the IO countries are still low, but a growing middle class in countries like China, India and Brazil is stimulating demand for modern insulins,” says Jesper Høiland,

“Leadership in modern insulins is key to realising
both our vision and our financial targets.”

Kåre Schultz
 executive vice president and chief operating officer

senior vice president, International Operations. “If you look at the pharmaceutical industry as a whole, analysts anticipate significant growth rates of 10–15% in the emerging markets. Due to our early and sustained presence and our market leadership, Novo Nordisk is in a strong position to capture a large share of that growth.”

Japan & Oceania – leading the market

With the launch of Levemir® in 2007, Novo Nordisk is the only company in Japan offering a full portfolio of modern insulins. Novo Nordisk has long been the market leader in Japan and had 73% of the insulin market (by volume) in 2007. Japan, with a population of 130 million people, is the world’s second-largest pharmaceutical market. Diabetes is a large and growing public health issue. It is estimated that diabetes currently affects more than 16 million people in Japan: 8 million have diabetes or glucose levels indicating diabetes, and 8.8 million have prediabetes.

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Diabetes care | Emerging markets

tackling diabetes
on all fronts
in China

China’s rapid economic transformation poses major challenges to society, and one of these is diabetes. A growing middle class is adopting Western lifestyles with too little exercise and diets high in saturated fat – proven risk factors for diabetes and other chronic diseases. Over weight and obesity are on the rise, even among children and youth. Globalisation, an ageing population and urbanisation are contributing factors to the health crisis.

Nearly 40 million Chinese are estimated to have diabetes, the second-highest number of people with diabetes in any single country after India. As a sign that the problem will get worse before it gets better, 64 million Chinese have impaired glucose tolerance, or prediabetes. At this rate, the International Diabetes Federation (IDF) predicts that the number of adults with diabetes in China will reach 46 million by 2025, or 12% of the worldwide figure.
     This is expected to have a major impact on China’s economy. The World Health Organization predicts that by 2015, China’s economy will experience a net loss in national income from diabetes and cardiovascular disease of 558 billion US dollars.

Early, long-term presence

In 1994, Novo Nordisk began to invest in building a strong presence in China. Today, Novo Nordisk is the market leader in the insulin market and is also among the fastest-growing pharmaceutical companies in China.
     Achieving market leadership is the result of a concerted

80% of deaths in China are attributable to chronic diseases, according to the Chinese Centre for Disease Control and Prevention.

effort to put diabetes on the agenda and to present Novo Nordisk as having better products and the most extensive knowledge of diabetes. The commitment to change diabetes, with a focus on education, training and public awareness, has made Novo Nordisk a trusted partner in China.
     Because the causes of the diabetes pandemic in China are so complex, Novo Nordisk, together with key opinion-leaders within diabetes, launched a study in 2007 to examine the socio-economic impact of the condition. This study will look at the cost and benefit of improved diabetes care using evidence-based research, and will contribute to providing data that can help build a better understanding of the dynamics of diabetes.

Staying focused

Novo Nordisk China employs 1,250 people, has a production facility in Tianjin and a thriving R&D centre – the first R&D centre established in China by an international pharmaceutical company. The Tianjin plant has been expanding its production capacity by around 40% a year.
     Novo Nordisk is also expanding its sales force in China, extending its outreach beyond the biggest cities into many smaller cities. Distribution and logistics are a challenge in a country as vast as China. Price negotiation, which takes place at national, provincial and even city level, is another challenge.
     Staying in the lead requires constant focus and continued investments. There is fierce competition for a share of the growing diabetes market, and Novo Nordisk intends to sus-

2 million Chinese migrate every month from rural areas to coastal cities

Investing
in scientific
innovation

Novo Nordisk’s R&D centre in China is located in Zhongguancun Life Science Park just outside Beijing. The centre has been developing and expanding since 2002. As an integrated part of Novo Nordisk’s Biopharmaceuticals Research Unit, the 45 employees work closely with R&D colleagues in Denmark. With a strong technology platform within the areas of molecular biology, protein chemistry and cell biology, the R&D centre plays a key role in Novo Nordisk’s overall R&D strategy. “China today is moving towards a very innovative culture with lots of opportunity and resources within life sciences,” says Baoping Wang, head of the centre. He expects that the centre will soon be able to identify a first new drug discovery project of its own.
     As a further recognition that the company’s scientific innovation will focus increasingly on China in future years, Novo Nordisk and the Chinese Academy of Sciences signed an agree-

ment in 2007 establishing a joint research foundation in China.
     The aim of the Novo Nordisk–Chinese Academy of Science Research Foundation is to fund or co-fund activities of common interest within the fields of diabetes and biophar-maceuticals, including related disciplines and technologies such as protein chemistry, immunology, inflammation, toxicology, en-docrinology and drug delivery. Novo Nordisk is funding 2 million US dollars in support of research into diabetes and biopharmaceuticals.

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Nearly 40 million people in China are estimated to have diabetes.	The China Health Star Search is a contest for people with diabetes. In quizzes and presentations they compete on knowledge about how to reach treatment targets.

“With our promise of changing diabetes, we believe
that we are making a difference. That’s why
many people join us and why many people stay.”

Ron Christie
general manager, China

tain its market leadership by building the market for the company’s modern insulins, maintaining a strong sales organisation and relentlessly making the case for earlier detection and improved treatment of diabetes.
     Novo Nordisk will continue to expand its activities in China. The current number of employees is likely to more than double within the next five years, and Ron Christie, Novo Nordisk’s general manager in China, is confident of the future direction. “We believe that within five years China will represent the second- or third-largest market in Novo Nordisk,” he says.

Education is the key

The first step to improving diagnosis and treatment is education. It is estimated that only 25% of people with diabetes in China are diagnosed and treated; only about 40,000 doctors in the country of 1.3 billion people are trained in diabetes care. In 2002, Novo Nordisk established the National Diabetes Management programme with the Chinese Ministry of Health. This led, among other things, to the creation of the first-ever national guidelines for the diagnosis and treatment of diabetes and the education of doctors in 300 cities. Through Novo Nordisk education programmes more than 150,000 healthcare professionals in China have received training in diabetes care since 2002.

     The Novo Nordisk China Health Star Search raised public awareness by involving more than 40,000 people with diabetes in a contest to share their positive stories about living with diabetes. It has run in 43 cities and through media coverage reached out to millions of people. Other initiatives include a Changing Diabetes® bus that will cover 100 cities over a three-year period and a patient network of some 600,000 members.

Ongoing medical reform

Access to national healthcare insurance has been a barrier to improved care in China. Today, only 12% of Chinese have comprehensive medical healthcare insurance. This is set to change in coming years, with the Chinese government pledging to establish a medical service system covering all urban and rural Chinese by 2010. In 2007, the Chinese government extended national health insurance coverage to 32 million migrant workers. As health insurance spreads and more Chinese people get access to advanced pharmaceutical products, the market for dia betes care is set to grow at an even faster pace.

Investment in people

Competition for market share as well as employees and knowledge is fierce. To help retain talent, Novo Nordisk prioritises the creation of attractive career opportunities, but even more importantly, shared values and a corporate culture underpin the Novo Nordisk Way of Management.
     In 2007, the Novo Nordisk Peking University International MBA programme was established at the prestigious Peking University, offering Novo Nordisk managers in China a tailored programme to develop business knowledge, strategic thinking and leadership. “With our promise of changing diabetes, we believe that we are making a difference. That’s why many people join us and why many people stay,” says Ron Christie.

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Enea Atroce is a nine-year-old from Switzerland who has haemophilia.

meeting needs in haemophilia

acquired haemophilia and other rare bleeding disorders such as Glanzmann’s thrombasthenia (approved in 82 countries) and and FVII deficiency.

Sustaining the lead in haemophilia

NovoSeven® is positioned as the first-line treatment for bleedings in haemophilia patients with inhibitors because of its efficacy, safety profile and onset of action. Further improvements in terms of formulation and dosing have been made, making NovoSeven® even more convenient, while at the same time maintaining efficacy and safety profiles. With the main NovoSeven® patents due to expire in November 2010 (in the US) and February 2011 (in the EU), Novo Nordisk is placing high priority on sustaining its haemophilia inhibitor portfolio with new, superior, patent-protected molecules. With the portfolio advancements during 2007, Novo Nordisk is progressing well. In 2007, NovoSeven® sales exceeded one billion US dollars, thereby reaching blockbuster status. “NovoSeven® is still expected to show growth, albeit at a lower pace,” notes Jesper Brandgaard, chief financial officer, Novo Nordisk.

Just one infusion

In 2007, NovoSeven® was launched in Europe for single-dose use (270 µg/kg), making administration of NovoSeven® more convenient for mild to moderate bleedings.
     The approval means that NovoSeven® can be administered with just one infusion to treat a bleeding episode. The single dose will help haemophilia patients with inhibitors to cope with the disruption that multiple intravenous infusions cause to their lives. In addition, Novo Nordisk has filed for regulatory approval of a temperature-stable version of NovoSeven® in Europe as well as in the US. A temperature-stable product is expected to deliver significant patient benefits, including ease of access to treatment irrespective of where the patient expe-

With next-generation successors to NovoSeven® in the pipeline and several new molecules Novo Nordisk demonstrates its commitment to offering improved treatment options for people with haemophilia.

A decade ago, recombinant factor VIIa (rFVIIa), the active ingredient in NovoSeven®, dramatically changed the lives of two boys with haemophilia A who had inhibitors (antibodies) to coagulation factor VIII and could not control their bleedings. Today, NovoSeven® is the leading treatment for people with congenital haemophilia with inhibitors, about 3,500 people worldwide. Novo Nordisk is a leader in developing therapies to stop or reduce bleeding episodes in haemophilia patients with inhibitors. Haemophilia is a disabling, inherited bleeding disorder that has a tremendous medical, social, psychological and financial impact upon patients, their families and society. There remain many unmet needs in this group of people.
     “It is our intention to develop a range of product improvements for this patient population to address serious unmet medical needs,” says Anne Prener, corporate vice president, NovoSeven® Management.
     NovoSeven® is used intravenously in the acute treatment of bleeding episodes and for the prevention of bleeding during surgery or invasive procedures in patients with congenital haemophilia with inhibitors to coagulation factors VIII or IX. In addition, it has been approved for use in patients with

1st haemostasis research laboratory in the US dedicated to life-threatening bleeding is Novo Nordisk’s research facility in New Brunswick, New Jersey, US.

1 billion US dollars. When sales of NovoSeven® hit this figure in June 2007, it became a block-buster.

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riences a bleed, since the product will become portable without the need for refrigeration.

Next-generation compounds

To be able to offer better treatment and protect patent rights, Novo Nordisk is developing a class of future-generation rFVIIa compounds with improved properties. In 2007, Novo Nordisk initiated a phase 2 study of the short-acting rFVIIa analogue (NN1731). The study is expected to include around 75 haemophilia patients with inhibitors and will evaluate both safety and efficacy.
     In June, Novo Nordisk initiated a phase 1 study of GlycoPEGylated factor VIIa, a long-acting version of coagulation factor VIIa (recombinant) to determine if it will provide long-term prevention of bleeding episodes.
     A subcutaneous formulation of rFVIIa is being studied for the treatment of haemophilia patients with inhibitors.
     Novo Nordisk is also actively pursuing the development of several new molecules for the treatment of haemophilia patients with inhibitors. The company has a pipeline of clotting factors destined to be used in haemophilia and other congenital bleeding disorders.

NovoSeven® in critical bleedings

Novo Nordisk is currently exploring the potential of NovoSeven® for managing critical bleedings in selected areas where rFVIIa can potentially make a clinical difference to patient outcomes. While several projects in the pipeline show promise, research in this area suffered a setback in 2007 when Novo Nordisk decided not to pursue regulatory approval for NovoSeven® in the treatment of people suffering from bleeding in the brain, also known as intracerebral haemorrhage, or ICH. Preliminary results of a phase 3 trial confirmed the safety profile and showed that NovoSeven® reduces bleeding in the brain, but does not improve long-term clinical outcomes.
     Consequently, Novo Nordisk has discontinued its ICH development

“Novo Nordisk is committed to building leadership
and providing therapeutic improvements for people
with haemophilia.”

Anne Prener
corporate vice president, NovoSeven® Management

programme. Data from the phase 3 clinical trial, as well as the extensive analyses of the study results that have been conducted, have been submitted for publication in peer-reviewed journals. With regard to safety, study results were in line with the established safety profile of NovoSeven®. The results came as a disappointment, particularly given the encouraging results from the phase 2 trial. “We hoped that NovoSeven® could become a treatment for the people who suffer from ICH, and for whom no effective medical treatment exists,” says Lars Rebien Sørensen, president and chief executive officer, Novo Nordisk.
     NovoSeven® is being studied in a phase 3 trial for treatment of critical bleeding in trauma patients. In a completed phase 2b study, NovoSeven® was demonstrated to reduce transfusion needs in patients with severe blunt trauma. A phase 2 safety study of the use of NovoSeven® in cardiac surgery has been completed. The study confirmed the safety profile known from the cardiac surgery setting and from other studies of NovoSeven® outside of haemophilia with inhibitors. While the primary aim of this trial was safety, the trial also demonstrated the biologic haemostatic effect of NovoSeven®.

Outreach
projects
that work

Lack of access to haemophilia care is particularly daunting in the developing part of the world, where this disease is not a priority. It is estimated that the disorder affects some 600,000 people globally, of whom an estimated two thirds live in developing countries. Haemophilia only affects males, and about half of the patients may require treatment for bleeding episodes several times a month. But today, only a small minority in the developed world – some 30,000 – receive proper treatment.
     In many developing countries, young boys with haemophilia risk spontaneous and severe joint, muscle and internal bleedings with complications such as chronic joint disease and crippling. Without proper diagnosis and care they may die at an early age.
     The Novo Nordisk Haemophilia Foundation (NNHF) was established in 2005 as an independent, non-profit entity to address the significant need to improve treatment of people with haemophilia in the developing world. It funds programmes to improve haemophilia care and treatment and to raise awareness by focusing on capacity-building, patient education, diagnostic programmes and registries in the developing world. With an annual grant from Novo Nordisk of approximately 10 million Danish kroner it currently supports 21 projects in South America, North Africa, Asia, the Middle East and Eastern Europe in partnership with healthcare authorities, medical professionals, NGOs and patient organisations.
     The first project to be completed provides a good example. In Uzbekistan, a relatively small investment from the NNHF led to training of doctors and nurses and the creation of a diagnostic facility, resulting in a national screening programme and registry. A local organisation supported the project and funded a new centre for the treatment of bleeding disorders.
     It is estimated that the NNHF’s work impacts the lives of about 20,000 people with haemophilia in the countries where it has projects.
     “We have a social responsibility to reach out to people whose survival and quality of life depend on proper detection, diagnosis and treatment,” says Stephen Robinson, general manager, the Novo Nordisk Haemophilia Foundation.

See more at nnhf.org

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Biopharmaceuticals | Other therapy areas

expanding
the range of
biopharmaceuticals

Novo Nordisk’s strategy to expand its biopharmaceuticals business is two-pronged. While seeking additional uses for existing products, the company also explores potential new therapies for neglected medical conditions.

In 2007, this strategy delivered several successes. These included the approval of new indications for the company’s human growth hormone product Norditropin®, new product launches within hormone replacement therapy, and a new pilot production facility to spur faster advancement in areas of unmet needs within inflammation. The growth hormone business continued in 2007 to steadily penetrate the market, including hard-won success in the competitive US market. With a global market share of approximately 23% in terms of value, Novo Nordisk ranks second worldwide in growth hormones. In 2007, the company made significant progress towards taking top place.

New indications for Norditropin®

There is a number of very small patient groups with few, if any, medical options. For these people, the development of new treatments is vital. Such was the case with NovoSeven®, which was developed for a population of 3,500 individuals with congenital haemophilia (see p 38). To encourage the development of treatment for rare disorders that may not otherwise be commercially viable, the US Food and Drug Administration (FDA) designates drugs that treat fewer than 200,000 US patients with an ‘orphan drug’ status. Having orphan drug status in the US means that no other company can promote this new indication for a seven-year period. This offers a win-win proposition for patients, companies and society.
     In June 2007, Norditropin® received the designation along with FDA approval for use of Norditropin® in the treatment of short stature associated with Noonan syndrome.
     Noonan syndrome is defined as an autosomal dominant genetic syndrome commonly characterised by short stature, congenital heart defects and characteristic facial features. It is classified as a rare condition, with a population of less than 200,000 US patients. Up to 80% of children with Noonan syndrome suffer from significantly short stature, with few treatment options available to help their physical growth.
     The area of paediatric growth hormone treatment is one where approval of new indications is rare. In fact, the approval of Norditropin® is the first new indication approval in six years within this field.

Helping girls with Turner syndrome

In September 2007, Norditropin® also received approval from the FDA for the treatment of children with short stature associated with Turner syndrome. This FDA approval gives physi-

80% of children with Noonan syndrome have significantly short stature.

cians in the US the option of dosing up to higher levels than previously. Turner syndrome is a rare chromosomal condition caused by complete or partial absence of the second sex chromosome (X chromosome) in females. This occurs in approximately one in 2,500 live female births. Short stature is the most common feature associated with Turner syndrome and affects the majority of patients.
     Children born with growth disorders that can be treated with growth hormone benefit not only in terms of physical growth but also in terms of their quality of life and well-being, according to data10) from Novo Nordisk’s group for Global Health Economics and Outcomes Research.

New hope for dialysis patients

Norditropin® may also have potential for the treatment of complications associated with adult patients in chronic dialysis (APCD). In 2007, Novo Nordisk initiated a phase 3 trial encompassing about 2,500 patients worldwide.
     This double-blind, placebo-controlled study evaluates the impact of growth hormone treatment on the survival rate of APCD patients following two years’ treatment. Growth hormone treatment is being studied for its ability to increase the patients’ lean body mass and level of serum albumin, which have been shown to be leading indicators for survival in APCD. The study is expected to take around three years to complete.
     The annual mortality rate for adult patients in chronic dialysis in the US is a discouraging 20% (17% in Europe and 9–10% in Japan). A number of patients in chronic dialysis suffer from serious malnutrition and frequent inflammation that no available treatment has been able to remedy. This malnutrition-inflammation state has been closely associated with a higher death rate.
     Worldwide, more than one million people with advanced kidney disease have to go to hospital several times a week for dialysis. A few of these people will receive kidney transplants, but most will be in dialysis for the rest of their lives. This possible new use of growth hormone would address a significant unmet medical need for thousands of patients. Novo Nordisk is currently the only company pursuing this indication.

Lower-dose HRT products

Sales of Novo Nordisk hormone replacement therapy (HRT) products showed solid growth in 2007. This is in contrast to the situation following the publication of results from the Women’s Health Initiative in 2002, when sales of HRT products in general, including Novo Nordisk products, declined.
     Novo Nordisk’s position is that HRT should be prescribed at the lowest effective dose and for the shortest duration consistent with treatment goals and risks for the individual woman. To help meet patient needs, the company is complementing its

20% is the annual mortality rate for US adults in chronic dialysis.

23% of the global market for growth hormones (in value) makes Novo Nordisk number two in this market.

2008 is the year when Novo Nordisk’s first projects to treat autoimmune diseases enter clinical trials

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An investment of 350 million Danish kroner – Novo Nordisk’s new pilot plant in Hillerød, Denmark.	Only girls have Turner syndrome.

existing portfolio of HRT products with lower-dose versions of Activelle® (Activella® in the US, where it was launched in 2007) and Vagifem®.

New pilot plant

Novo Nordisk is using its existing knowledge of proteins and autoim-mune diseases to build a presence within inflammation.
     In 2007, Novo Nordisk boosted its potential to produce proteins for investigational clinical trials with the inauguration of a new pilot plant in Hillerød, Denmark, which over the next few years will double the company’s capacity for producing investigational compounds for clinical trials and enable Novo Nordisk to move new biopharmaceutical candidates into its pipeline significantly faster. The new plant, a 350 million Danish kroner investment, will be used to develop and manufacture new biopharmaceutical products based on proteins produced in mammalian cells for use in haemostasis and inflammation.

Progress in new areas

Novo Nordisk is pursuing treatment of autoimmune inflammatory diseases such as rheumatoid arthritis, psoriasis, inflammatory bowel disease and systemic lupus erythematosus (SLE) because of large unmet medical needs for which the company’s solid foundation of existing competences in proteins and delivery devices could offer therapeutic solutions. In type 1 diabetes, the body’s immune system destroys the insulin-producing cells in the pancreas, and similar processes are the cause of other autoimmune diseases. The first projects to treat autoimmune diseases are ready to enter clinical trials during 2008.
     The research and development strategy for the emerging biophar-

maceuticals area has been updated. Based on an evaluation of the general competence level required, the level of investments needed and the likelihood of success, Novo Nordisk has decided to increase and focus activities on inflammatory diseases. As a consequence, research and development activities within oncology will be terminated and resources applied to the growing inflammation portfolio. Existing oncology proj-

“We are intent on addressing significant unmet
medical needs wherever we have the competence
to develop solutions.”

Lars Rebien Sørensen
president and chief executive officer

ects, including the IL-21 programme and the anti-KIR project, are expected to be outlicensed. The ongoing development activities for these two projects will continue while discussions with potential new partners are taking place. The first two compounds targeting inflammatory diseases are expected to enter clinical development in 2008.
     Immunotherapy is an area where Novo Nordisk is working closely with partners. Partnerships can stimulate innovation for the benefit of patients and bridge gaps in fields where Novo Nordisk sees room to pursue business opportunities. In 2007, the company established a new website to set out the company’s assets as a preferred biotech partner for firms with complementary skills.

See novonordisk.com/science. Click: Partnering

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corporate
governance

Corporate governance refers to the way a company is managed and the major principles and frameworks that regulate interaction between the company’s managerial bodies, its owners and other stakeholders.

Novo Nordisk's values are consistent with principles of good governance. The Novo Nordisk Way of Management forms the values-based governance framework for the company and is an integrated part of the company’s corporate governance (see pp 6–7).

Governance structure

The company has a two-tier board structure consisting of the Board of Directors and Executive Management. The two bodies are separate, and no person serves as a member of both.

Shareholder rights
Novo Nordisk’s share capital is divided between A shares and B shares. All A shares are held by Novo A/S, a Danish public limited liability company wholly-owned by the Novo Nordisk Foundation, which is a private, profit-making, self-governing institution. The B shares are traded on the stock exchanges in Copenhagen and London, and in the form of ADRs on the New York Stock Exchange. Each A share carries 10 votes, whereas each B share carries one vote (see p 50).
     Special rights attached to A shares include preemptive subscription rights in case of an increase of the A share capital, and preemptive purchase rights in case of a sale of A shares and priority dividend if dividend is below 0.5%, while B shares take priority for dividend between 0.5% and 5% and B shares take priority for winding-up proceedings.
     Novo Nordisk is of the opinion that the current share and ownership structure is appropriate and preferable for the long-term development of the company. A study11) commissioned by the European Commission concluded in 2007 that control-enhancing mechanisms such as the A and B share structure are allowed in all European countries investigated and that they do not have a negative impact on shareholder value creation. Novo Nordisk believes that the transparency inherent in its share structure is to the benefit of shareholders, who know in advance the relative voting power of each share class. The current differentiation of voting rights cannot be revoked as this would violate the articles of association of the Foundation, which have been approved by the Danish authorities.
     Novo Nordisk is not aware of the existence of any agreements between shareholders on the exercise of votes or control.
     Shareholders have the ultimate authority over the company, and exercise their right to make decisions regarding Novo Nordisk at general meetings, either in person or by proxy. Resolutions can be passed by a simple majority, while resolutions to amend the articles are subject to adoption by at least two thirds of votes cast and capital represented unless stricter requirements are imposed by Danish company law. The annual general meeting approves the annual report and any amendments to the articles. The general meeting elects 4–10 directors plus the auditor. All shareholders may, no later than 1 February, request that proposals for resolution be included on the agenda. All shareholders may also ask questions at the general meetings. Simultaneous interpretation between English and Danish is available, and the meeting is webcast live.

The Board of Directors
On behalf of the shareholders, the Board determines the overall strategy and actively contributes to developing the company as a focused global pharmaceutical company. It supervises Executive Management in its decisions and operations. The Board may issue new shares or buy back shares in accordance with authorisations granted by the general meeting and recorded in the minutes.
     The guiding principle in composing the Board is that it should comprise individuals whose particular knowledge and experience enables the Board as a whole to attend to the interests of shareholders, employees and other stakeholders.
New board members undergo an induction programme equivalent

Corporate governance benchmark 2007

In 2007, Novo Nordisk commissioned ISS Corporate Services Inc. (ISS) to appraise the company’s corporate governance practices against those of its national, European and US peers as well as international best practice standards.
     The ISS study confirmed Novo Nordisk’s strong performance in its corporate governance disclosure practice. It also provided compelling evidence of Novo Nordisk’s firm commitment to good corporate governance and to the maximisation of shareholder value.

     ISS also revealed areas where Novo Nordisk could consider adjustments. Some adjustments have already been implemented and others will be considered in coming years.
     Novo Nordisk remains committed to the general principles of good corporate govern ance and aims to enhance its culture so as to foster these principles at every level of the organisation.
     One recommendation that will be put to the Annual General Meeting 2008 concerns an adjustment of the threshold for calling an extraordinary general meeting. So as to bring this procedure into line with best practice, it is proposed that the threshold be reduced from the current 10% of total share capital to 5%.

This would, naturally, simplify the process of calling an extraordinary general meeting and would give shareholders greater voice.
     Another recommendation in the ISS report, which will also be put to the 2008 Annual General Meeting, concerns the Board’s standing mandate to increase the share capital. Best practice in this regard is that a board’s ability to issue B shares without preemptive subscription rights for current B shareholders is limited to a maximum of 20% of the share capital. Novo Nordisk’s Board currently has the right to issue B shares without preemptive subscription rights to a value corresponding to 34.1% of the share capital. The proposal is to reduce this to approximately 20%.

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Shareholder information | Corporate governance

to two full days during their first year on the board and subsequently participate in educational activities as required.
     The Board has 11 members, of whom seven are elected by shareholders at general meetings. Shareholder-elected board members serve a one-year term and can be re-elected at the general meeting. Board members must retire at the first general meeting after reaching the age of 70. A proposal for nomination of shareholder-elected board members is presented by the Chairmanship to the Board taking into account required competences and the result of the self-assessment process. In nominating candidates, the Chairmanship seeks to achieve a balance

“Transparency, both in terms of corporate governance practices and the risk management process, should be viewed as a precondition for retaining shareholder confidence.”

Jesper Brandgaard
executive vice president and chief financial officer

between renewal and continuity. Executive search has helped identify board members who meet such criteria.
     Four of the shareholder-elected board members are independent as defined by the Danish Corporate Governance Recommendations, while three shareholder-elected board members are related to the majority shareholder through board or executive positions, and two of these have also previously been executives in Novo Nordisk (see pp 46–47).
     Under Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. Thus, in 2006, employees elected four board members from among themselves for a four-year term. Board members elected by the employees have the same rights, duties and responsibilities as shareholder-elected board members.
     The Board has appointed a research & development facilitator to assist the Board and Executive Management in preparing the Board’s discussions in the R&D area. The key tasks are reviewing R&D strategies and evaluating the competitiveness of the R&D organisation, processes and projects.

Self-assessment
The Board conducts an annual self-assessment procedure to improve the performance of the Board and its cooperation with Executive Management. This process is directed by the Chairman and may be facilitated by an external consultant. Written questionnaires form the basis for the process, which evaluates whether each board member and executive participates actively in board discussions and contributes with independent judgement. It is further assessed whether the board member is inspirational and whether the environment encourages open discussion at board meetings. The Audit Committee also conducts an annual self-assessment based on written questionnaires. The performance of each executive is continuously assessed by the Board, and once a year the Chairman also conducts a formal interview with each executive.

Board meetings
The Board ordinarily meets seven times a year, including a strategic session over two to three days. In 2007, the Board met eight times and all board members attended all board meetings and the Annual General Meeting, with the exception of one member who was absent on one occasion. By means of a fixed annual calendar, the Board ensures that it addresses its main tasks in a timely manner. With the exception of agenda items reserved for the Board’s internal discussion at each meeting, executives attend and may speak, without voting rights, at board meetings to ensure that the Board is adequately informed of the company’s operations. Executives’ regular feedback from meetings with investors allows board members an insight into major shareholders’ views of Novo Nordisk.

Chairmanship
A chairman and a vice-chairman elected by the Board from among its members form the Chairmanship of the Board. They held eight meetings in 2007. The Chairmanship carries out administrative tasks, such as planning board meetings to ensure a balance between overall strat-

The Novo Nordisk model for corporate governance	Corporate governance codes and practices

Novo Nordisk is in compliance with the Danish Corporate Governance Recommendations and is –as a foreign-listed issuer – in general compliance with the corporate governance standards of the stock exchanges in London and New York, where the Novo Nordisk B shares and ADRs respectively, are listed:
OMX Nordic Exchange Copenhagen Danish Corporate Governance Recommendations (2005)
New York Stock Exchange Corporate Governance Standards (2006)
London Stock Exchange The Combined Code (2006)

The applicable codes and a detailed review of Novo Nordisk’s compliance are available at novonordisk.com/about_us. Click: Corporate_governance/compliance

The Novo Nordisk corporate governance model sets the direction and is the framework within which the company is managed (see also pp 6–7).

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Shareholder information | Corporate governance and executive remuneration

egy-setting and financial and managerial supervision of the company. It also reviews the fixed asset investment portfolio. Other tasks include recommending the remuneration of directors and executives and suggesting candidates for election by the general meeting. In practice, the Chairmanship has the role and responsibility of a nomination committee and a remuneration committee.

Audit Committee
The Audit Committee has three members elected by the Board from among its members. All members qualify as independent as defined by the US Securities and Exchange Commission (SEC). One member is designated as chairman and two members are designated as Audit Committee financial experts. One member is not regarded as independent under the Danish Corporate Governance Recommendations. In 2007, the Audit Committee held four meetings and all members participated in all meetings.
     The Audit Committee assists the Board with oversight of a) the external auditor, b) the internal auditors, c) the procedure for handling complaints regarding accounting, internal controls, auditing or financial reporting matters (‘whistleblower function’), d) the accounting policies and e) internal controls systems. The Audit Committee also undertakes a post-completion review of fixed asset investments previously approved by the Board

Executive Management
Executive Management is responsible for the day-to-day management of the company. It consists of the president and chief executive officer, and four other executives (see p 48).
     Executive Management’s responsibilities include organisation of the company as well as allocation of resources, determination and imple-mentation of strategies and policies, direction-setting and ensuring timely reporting and provision of information to the Board and the stakeholders of Novo Nordisk. Executive Management meets regularly and at least once a month. The Board appoints Executive Management and determines its remuneration. The Chairmanship reviews the per-formance of the executives. As part of the Organisational Audit process the Chairmanship identifies successors to executives and presents the names of such candidates to the Board for approval.

Assurance

External audit and assurance The annual report and the internal executive remuneration

Novo Nordisk’s remuneration policy for its Board of Directors and Executive Management covers both fixed and incentive-based payment. It aims to attract, retain and motivate board members and executives.

Remuneration levels are designed to be competitive and to align the interests of the board members and executives with those of the shareholders. In light of recent changes in Danish legislation, Novo Nordisk will present its guidelines for incentive-based remuneration for approval at the Annual General Meeting 2008.

Board members

Remuneration of the Board of Directors is aligned with other major Danish companies, and the Board regularly reviews board fees based on recommendations from the Chairmanship. See board members’ fees for the year 2007 on p 81.
     The remuneration of the board members is approved by the annual general meeting in connection with the approval of the annual report. Changes in the board fees will be announced at a general meeting in advance of being presented for approval.
     Each board member receives a fixed fee per year. Ordinary board members receive a fixed amount (the base fee) while the Chairmanship receives a multiplier thereof: the chairman receives 2.5 times the base fee and the vice-chairman 1.5 times.
     Service on the Audit Committee entitles members to additional payment: the Audit Committee chairman receives 1.25 times the base fee and Audit Committee members receive 0.5 times.
     Individual board members may take on specific ad hoc tasks outside the normal duties assigned by the Board. In such cases the Board determines a fixed fee for the work.

     Expenses, such as travel and accommodation in relation to board meetings as well as relevant training, are reimbursed. Board members are not offered stock options, warrants or other incentive schemes.

Executives

Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board. See executive pay for 2007 on p 81.
     Levels are evaluated annually against a Danish benchmark of large companies with international activities. This information is supplemented by information on remuneration levels for similar positions in the international pharmaceutical industry. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which, among other parameters, includes and reflects the development of the company size measured in terms of company revenue and number of employees.
     The remuneration package consists of a fixed base salary, a short-term cash bonus, a long-term share-based incentive, pensions and non-monetary benefits. For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation.
     The short-term incentive programme may result in a maximum payout per year equal to four months’ fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to eight months’ fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentives for a given year is equal to 12 months’ base salary plus pension contribution.

Fixed base salary
The fixed base salary for each executive accounts for between 40% and 60% of the total value of the remuneration package.

Short-term incentive programme
The short-term incentive programme consists of a cash bonus that is linked to the achievement of a number of predefined functional and in-

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controls over financial reporting processes are audited by an external auditor elected by the annual general meeting. The auditor acts in the interest of the shareholders, as well as the public (see auditor’s report p 114). The auditor reports any significant findings regarding accounting matters and any significant internal control deficiencies via the Audit Committee to the Board and in the auditor’s long-form report.
     Furthermore, Novo Nordisk voluntarily includes an auditor assurance report for non-financial reporting in its annual report (see p115).

Internal audit
The internal audit function provides independent and objective assurance primarily within internal control and governance. To ensure that the function works independently of management, its charter, audit plan and budget are approved by the Audit Committee. The head of internal audit is appointed by and reports to the Audit Committee.

Risk management
Executive Management is responsible for the risk management process, including risk identification, assessment of likelihood and potential impact, and initiation of mitigating actions.

     Assessing and articulating risks, whether financial or reputational, can improve decision-making. Novo Nordisk has developed an integrated and systematic risk reporting approach. To simplify the process it is aligned with existing reporting and recurs on a quarterly basis. It is designed to ensure that key business risks are identified, assessed and reported to Novo Nordisk’s Executive Management and Board of Directors (see p 9).

Internal control
Novo Nordisk is in compliance with the Sarbanes–Oxley Act section 404, which requires detailed documentation of the design and operation of financial reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls that could lead to a material misstatement in its financial reporting. The company’s conclusion and the auditor’s evaluation of these processes are included in its Form 20-F filing to the US Securities and Exchange Commission.

See a description of other assurance mechanisms on pp 6–7.

dividual business targets for each executive. The targets for the chief executive officer are fixed by the chairman of the Board while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each executive, and cash bonuses for a financial year – if any –are paid at the beginning of the subsequent financial year.

Long-term incentive programme
Each year in January the Board decides whether or not to establish a long-term incentive programme for that calendar year.
     The long-term incentive programme is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.
     In line with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a WACC-based (weighted average cost of capital) return requirement on average invested capital.
     A proportion of the calculated shareholder value creation is allocated to a joint pool for the participants, which in addition to Executive Management includes the other members of the Senior Management Board.
     For executives the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution.
     The joint pool may, subject to the Board’s assessment, be reduced in the event of a lower than planned performance in significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.
     Once the joint pool has been approved by the Board, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on the OMX Nordic Exchange Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year.
     The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer participates with three units, executive vice presidents participate with two units each and other members of the Senior Management Board participate with one unit each. The shares in the joint pool for a given year are locked up for three years before they are transferred to the participants. Upon resignation during the lock-up period by a participant, the shares will remain in the joint pool to the benefit of the other participants.
     In the lock-up period, the Board may remove shares from the joint pool in the event of lower than planned value creation in subsequent years if, for example, the economic profit falls below a predefined threshold compared to the budget for a particular year.
     In the lock-up period the value of the joint pool will change dependent upon the development in the share price, and consequently the interests of the participants, including the members of Executive Management, are aligned with those of the shareholders.

Pension
The pension contribution is between 25% and 30% of the fixed base salary including bonus.

Non-monetary benefits
Non-monetary benefits such as company car, phone etc are negotiated with each executive individually.

Severance payment
In addition to their notice period executives are entitled, in the event of termination, whether by Novo Nordisk or by the individual due to a merger, acquisition or takeover of Novo Nordisk, to a severance payment of 36 months’ fixed base salary plus pension contribution. In the event of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive, but in no event less than 12 and no more than 36 months’ fixed base salary plus pension contribution.

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Sten Scheibye
Chairman of the Board of Directors
Sten Scheibye is chairman of the Board of Directors of Novo Nordisk A/S. Since 1995, he has been president and CEO of Coloplast A/S, Denmark.
     Besides being a member of the boards of various Coloplast companies, Mr Scheibye is a member of the Board of Danske Bank A/S, Denmark. Furthermore, he holds a seat on the Central Board and the Executive Committee of the Confederation of Danish Industries.
     Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.
     Mr Scheibye was elected to the Board of Novo Nordisk A/S in 2003 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.
     Mr Scheibye is regarded as an independent* board member.
     Mr Scheibye is a Danish national, born on 3 October 1951.

Göran A Ando
Vice-chairman of the Board of Directors
Göran A Ando, MD, is vice-chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003.
     From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.
     Dr Ando is a specialist in general medicine and a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the boards of Novexel SA, France, and Inion Oy, Finland, as vice-chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, Bio*One Capital Pte Ltd, Singapore, A-Bio Pharma Pte Ltd, Singapore, NicOx SA, France, Enzon Pharmaceuticals, Inc, US, and EUSA Pharma, UK.
     Dr Ando qualified as a medical doctor at Linköping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978.
     Dr Ando was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006 and 2007. His term as a board member expires in March 2008. Dr Ando is designated Research and Development Facilitator by the Board of Novo Nordisk A/S.
     Dr Ando is not regarded as an independent* board member due to his membership of the Board of Novo A/S.
     Dr Ando is a Swedish national, born on 6 March 1949.

Kurt Briner
Kurt Briner works as an independent consultant to the pharmaceutical and biotech industries and is a board member of OM Pharma, Switzerland, Progenics Pharmaceuticals Inc, US, and GALENICA SA, Switzerland. From 1988 to 1998, he was president and CEO of Sanofi Pharma, France. He has been chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA).
     Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne, Switzerland.
     Mr Briner was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.
      Mr Briner is regarded as an independent* board member.
      Mr Briner is a Swiss national, born on 18 July 1944.

Henrik Gürtler
Henrik Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977.
     After a number of years in various specialist and managerial positions within this area, Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. In 1996, he became a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.
     Mr Gürtler is chairman of the boards of Novozymes A/S and Copenhagen Airports A/S, both Denmark. He is vice-chairman of the Board of COWI A/S, Denmark, and a member of the Board of Brødrene Hartmanns Fond, Denmark.
     Mr Gürtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.
     Mr Gürtler was elected to the Board of Novo Nordisk A/S in 2005 and reelected in 2006 and 2007. His term as a board member expires in March 2008.
     Mr Gürtler is not regarded as an independent* board member due to his former position as an executive in Novo Nordisk A/S and his present position as president and CEO of Novo A/S.
     Mr Gürtler is a Danish national, born on 11 August 1953.

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Shareholder information | Board of Directors

Johnny Henriksen
Johnny Henriksen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since 2002 and was re-elected in 2006. His term as a board member expires in March 2010.
     He joined Novo Nordisk in January 1986 and currently works as an environmental adviser in Product Supply.
     Mr Henriksen has an MSc in Biology from the University of Copenhagen, Denmark, from 1977.
     Mr Henriksen is a Danish national, born on 19 April 1950.

Niels Jacobsen
Niels Jacobsen has been president and CEO of William Demant Holding A/S and Oticon A/S, both Denmark, since 1998.
     Mr Jacobsen is a board member of A.P. Møller - Mærsk A/S, Denmark, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S (chairman), Himsa II A/S, Hearing Instrument Manufacturers Patent Partnership A/S (chairman), William Demant Invest A/S (chairman), all in Denmark, and Össur hf. (chairman), Iceland. Mr Jacobsen also holds a seat on the Central Board of the Confederation of Danish Industries.
     Mr Jacobsen has an MSc in Business Administration from the University of Aarhus, Denmark, from 1983.
     Mr Jacobsen was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.
     Mr Jacobsen is a member of the Audit Committee at Novo Nordisk A/S and is designated as Audit Committee financial expert.
     Mr Jacobsen qualifies as an independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent* board member under the Danish Corporate Governance recommendations.
     Mr Jacobsen is a Danish national, born on 31 August 1957.

Anne Marie Kverneland
Anne Marie Kverneland has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since 2000. She was re-elected by the employees in 2002 and in 2006. Her term as a board member expires in March 2010.
     Ms Kverneland joined Novo Nordisk in July 1981. She works as a laboratory technician in R&D.
     Ms Kverneland has a degree in medical laboratory technology from the Copenhagen University Hospital, Denmark, from 1980.
     Ms Kverneland is a Danish national, born on 24 July 1956.

Kurt Anker Nielsen
Kurt Anker Nielsen is a former CFO and deputy CEO of Novo Nordisk A/S and a former CEO of Novo A/S. He serves as vice-chairman of the Board of Novozymes A/S and as a member of the Board of Directors of the Novo Nordisk Foundation, LifeCycle Pharma A/S, Denmark, and ZymoGenetics, Inc, US. He is chairman of the Board of Reliance A/S, Denmark, and a member of the boards of StatoilHydro ASA, Norway, and Vestas Wind Systems A/S, Denmark. In LifeCycle Pharma A/S, ZymoGenetics, Inc, StatoilHydro ASA and Vestas Wind Systems A/S he is also the elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup’s Mindelegat, Denmark.
     Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972.
     Mr Nielsen was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.
     Mr Nielsen is chairman of the Audit Committee at Novo Nordisk A/S and is also designated as Audit Committee financial expert.
     Mr Nielsen qualifies as an independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC). He is not regarded as an independent* board member under the Danish Corporate Governance Recommendations due to his former position as an executive in Novo Nordisk A/S and his membership of the Board of the Novo Nordisk Foundation.
     Mr Nielsen is a Danish national, born on 8 August 1945.

Søren Thuesen Pedersen
Søren Thuesen Pedersen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since 2006 and a member of the Board of Directors of the Novo Nordisk Foundation since 2002. His term as a board member of Novo Nordisk A/S expires in March 2010.
     Mr Pedersen is currently working as a specialist in Global Quality Development. He joined Novo Nordisk in January 1994.
     Mr Pedersen has a BSc in Chemical Engineering from the Danish Academy of Engineers from 1988.
     Mr Pedersen is a Danish national, born on 18 December 1964.

Stig Strøbæk
Stig Strøbæk has been an employee-elected member of the Board of Directors of Novo Nordisk A/S and of the Board of Directors of the Novo Nordisk Foundation since 1998. Mr Strøbæk was re-elected by the employees in 2002 and in 2006. His term as a board member expires in March 2010.
     He is currently working in Product Supply as an electrician.
     Mr Strøbæk has a diploma as an electrician. He also has a diploma in further training for board members from the Danish Employees’ Capital Pension Fund (LD) from 2003.
     Mr Strøbæk is a Danish national, born on 24 January 1964.

Jørgen Wedel
Jørgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. Since 2004, he has been a board member of ELOPAK AS, Norway.
     Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972, and an MBA from the University of Wisconsin, US, from 1974.
     Mr Wedel was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008. Mr Wedel is a member of the Audit Committee at Novo Nordisk A/S.
     Mr Wedel qualifies as an independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent* board member under the Danish Corporate Governance recommendations.
     Mr Wedel is a Danish national, born on 10 August 1948.

*	In accordance with Section V4 of Recommendations for corporate governance designated by the OMX Nordic Exchange Copenhagen.

Novo Nordisk Annual Report 2007	47

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Shareholder information | Executive Management

Lars Rebien Sørensen
President and chief executive officer (CEO)
Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years, he was stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed member of Corporate Management in May 1994 and given special responsibility within Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000.
     Mr Sørensen is a member of the Board of ZymoGenetics, Inc, US, and DONG Energy A/S, Denmark, as well as a member of the Bertelsmann AG Supervisory Board, Germany. Mr Sørensen received the French award Chevalier de l’Ordre National de la Légion d’Honneur in 2005.
     Mr Sørensen has an MSc in Forestry from the University of Copenhagen, Denmark, from 1981, and a BSc in International Economics from the Copenhagen Business School, Denmark, in 1983. Since October 2007, Mr Sørensen has been adjunct professor at the Life Sciences Faculty of the University of Copenhagen.
     Mr Sørensen is a Danish national, born on 10 October 1954.

Jesper Brandgaard
Executive vice president and chief financial officer (CFO)
Jesper Brandgaard joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance and was appointed CFO in November 2000. He serves as chairman of the boards of NNE Pharmaplan A/S and NNIT A/S, both Denmark, and is also vice-chairman of the Board of SimCorp A/S, Denmark.
     Mr Brandgaard has an MSc in Economics and Auditing from 1990 as well as an MBA from 1995, both from the Copenhagen Business School, Denmark.
     Mr Brandgaard is a Danish national, born on 12 October 1963.

Lise Kingo
Executive vice president and chief of staffs (COS)
Lise Kingo joined Novo Nordisk’s Enzyme Promotion in 1988 and over the years worked to build up the company’s Triple Bottom Line approach. In 1999, she was appointed corporate vice president, Stakeholder Relations. She was appointed executive vice president, Corporate Relations, in March 2002.

     Ms Kingo is a member of the Board of GN Store Nord A/S, Denmark, and associate professor at the Medical Faculty, Vrije Universiteit, Amsterdam, the Netherlands.
     Ms Kingo has a BA in Religions and a BA in Ancient Greek Art from the University of Aarhus, Denmark, from 1986, a BComm in Marketing Economics from the Copenhagen Business School, Denmark, from 1991, and an MSc in Responsibility and Business Practice from the University of Bath, UK, from 2000.
     Ms Kingo is a Danish national, born on 3 August 1961.

Kåre Schultz
Executive vice president and chief operating officer (COO)
Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed chief of staffs. In March 2002, he took over the responsibility of COO. Mr Schultz is a member of the Board of LEGO A/S, Denmark.
     Mr Schultz has an MSc in Economics from the University of Copenhagen, Denmark, from 1987.
     Mr Schultz is a Danish national, born on 21 May 1961.

Mads Krogsgaard Thomsen
Executive vice president and chief science officer (CSO)
Mads Krogsgaard Thomsen joined Novo Nordisk in 1991. He was appointed CSO in November 2000. He sits on the editorial boards of international journals and is a member of the Board of Governors of the Technical University of Denmark. He is also a non-executive director of the Board of Cellartis AB, Sweden.
     Dr Thomsen has a DVM from the University of Copenhagen, Denmark, from 1986, where he also obtained a PhD in 1989 and a DSc in 1991, and became adjunct professor of pharmacology in 2000. He is a former president of the National Academy of Technical Sciences (ATV), Denmark.
     Dr Thomsen is a Danish national, born on 27 December 1960.

Other members of the
Senior Management Board

Jesper Bøving – CMC Supply
Kim Bundegaard – Facilitation and Group Internal Audits
Mariann Strid Christensen – Global Quality *)
Flemming Dahl – DAPI Biopharmaceuticals
Claus Eilersen – Japan & Oceania
Peter Bonne Eriksen – Regulatory Affairs
Lars Green – Corporate Finance

Jesper Høiland – International Operations
Per Jansen – NNS *)
Lars Fruergaard Jørgensen – IT & Corporate Development
Terje Kalland – Biopharmaceuticals Research Unit
Lars Guldbæk Karlsen – Global Development **)
Jesper Kløve – Devices & Sourcing
Per Kogut – NNIT
Peter Kurtzhals – Diabetes Research Unit
Lars Christian Lassen – Corporate People & Organisation

Ole Ramsby – Legal Affairs
Jakob Riis – International Marketing **)
Martin Soeters – North America **)
Kim Tosti – Diabetes Finished Products
Per Valstorp – Product Supply
Hans Ole Voigt – NNE Pharmaplan

**) Until 31 December 2007.
**) Takes new position as of 1 January 2008.

48	Novo Nordisk Annual Report 2007

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Shareholder information | Shares

shares and
capital structure

Novo Nordisk aims at communicating openly with stakeholders about the company’s financial and business development as well as strategies and targets. Through active dialogue, the company seeks to ensure fair and efficient pricing of its shares.

To keep investors updated on financial and operating performance as well as the progress of clinical programmes, Executive Management and Investor Relations travel extensively to meet institutional investors and attend investor conferences after each quarterly financial announcement.
     This ensures that all investors with a major holding of Novo Nordisk shares can attend meetings on a regular basis and that a high number of smaller investors or potential investors also have access. Roadshows are concentrated on, but not limited to, major European and North American financial centres.
     A wide range of other investor activities are held during the year. Investors and financial analysts are welcome to visit Novo Nordisk at the headquarters in Bagsværd, Denmark, as well as at regional headquarters. In 2007, meetings with investor groups were held at regional headquarters in Princeton, US, in Bangalore, India, and in Moscow, Russia.
     Furthermore, investors and analysts are invited every year to presentations of the most recent scientific results in connection with the two major medical diabetes conferences, ADA and EASD. In November 2007, a one-day tour of Novo Nordisk’s largest production site was arranged. This visit to the Kalundborg site gave investors and analysts insight into the production processes of biologics and an understanding of ongoing efforts to optimise production processes.

Share price performance

In 2007, in line with share price appreciation and in order to enhance liquidity, Novo Nordisk’s Board of Directors approved a stock split of the company’s B shares. This 2:1 split took effect on 3 December for B shares traded on the OMX Nordic Exchange Copenhagen, and on the

London Stock Exchange. Novo Nordisk’s ADRs listed on the New York Stock Exchange were split on 17 December.
     Between the closing price of 2006 and 30 November 2007 (the last day of trading before the stock split), the price of the Novo Nordisk B share increased by 38% to DKK 647 from DKK 470.5. In December, following the stock split, the share price rose by 4%, thus the total increase for 2007 was 42%. This was significantly better than the 2007 performance of the OMX Copenhagen 20 Index, up 5%, and the MSCI Europe Health Care Index, down 11%, both measured in DKK. Measured in USD, the price of the Novo Nordisk B share increased by 58%, which compared favourably with a USD return of 5% for the MSCI US Health Care Index.
     Novo Nordisk’s positive share price development is perceived as a reflection of the company’s position in a growth market, strong operating performance and ongoing progress in research and development. In 2007, operating performance was bolstered by solid sales growth (reported sales 8%; sales measured in local currencies 13%) driven by the strategically significant modern insulin products. Substantial productivity increases, achieved through the production efficiency improvement programme cLean®, also contributed. These factors led to an improvement in the gross margin of around 130 basis points in 2007.
     Within research and development, the results of the phase 3 programme intended for regulatory filing outside Japan for the human GLP-1 analogue liraglutide are believed to have made a positive impact on the share price. Factors on the negative side were the NovoSeven® ICH phase 3 results, which did not support a filing for this indication, and unfavourable currency developments for some of Novo Nordisk’s key invoicing currencies, including the US dollar.

Capital structure

The Board of Directors believes that the current capital and share structures of Novo Nordisk serve the interests of the shareholders and the company. In the event of excess capital after the funding of organic growth opportunities and potential acquisitions, Novo Nordisk’s guiding policy is to return capital to investors through dividend payments and share repurchase programmes.
     As decided at the Annual General Meeting 2007, a reduction of the company’s B share capital, corresponding to approximately 4% of the total share capital, was effected in June 2007 by cancellation of treasury shares.

*) As disclosed by The Capital Group Companies on 10 December 2007.

Price development and monthly turnover of Novo Nordisk’s B shares on the OMX Nordic Exchange Copenhagen 2007

* Historical prices in the graph are adjusted for the share split in December 2007.

Novo Nordisk Annual Report 2007	49

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Shareholder information | Shares

     This enables Novo Nordisk to continue to buy back shares without exceeding the limit for total holding of treasury shares of 10% of the total capital. In 2007, Novo Nordisk repurchased shares worth DKK 4.8 billion, compared to DKK 3 billion in 2006. This is part of the ongoing share repurchase programme of DKK 16.5 billion for the period 2006–2009.
     As part of the agenda for the Annual General Meeting 2008, the Board of Directors will propose a reduction of the company’s B share capital, corresponding to approximately 2% of the total share capital, by cancelling treasury shares.

Share capital and ownership

Novo Nordisk’s total share capital of DKK 646,960,000 is divided into A share capital of nominally DKK 107,487,200, and B share capital of nominally DKK 539,472,800 of which DKK 25,815,130 is held as trea -sury shares (figures as of 31 December 2007). Novo Nordisk’s A shares (each DKK 1) are non-listed shares and held by Novo A/S, a Danish public limited liability company which is 100% owned by the Novo Nordisk Foundation. According to the Articles of Association of the Foundation, the A shares cannot be divested by Novo A/S or the Foundation.
     In addition, as of 31 December 2007 Novo A/S held DKK 57,487,600 of B share capital. Each holding of DKK 1 of the A share capital carries 10 votes. Each holding of DKK 1 of the B share capital carries one vote. With 25.5% of the total share capital, Novo A/S controls 71% of the total number of votes, excluding treasury shares. The total market value of Novo Nordisk’s B shares excluding treasury shares was DKK 172 billion at the end of 2007.
     Novo Nordisk’s B shares are quoted on the OMX Nordic Exchange Copenhagen and the London Stock Exchange, and on the New York Stock Exchange in the form of ADRs. The B shares are traded in units of DKK 1. The ratio of Novo Nordisk’s B shares to ADRs is 1:1. The B shares are issued to the bearer but may, on request, be registered in the holder’s name in Novo Nordisk’s register of shareholders.
     As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on the available sources of information on the company’s shareholders, it is estimated that Novo Nordisk’s shares at the end of 2007 were distributed as shown in the charts on p 49. At the end of 2007 the free float was 71%.

Form 20-F

The Form 20-F Report for 2007 is expected to be filed with the United

States Securities and Exchange Commission in February 2008. The report can be downloaded from novonordisk.com/investors.

Payment of dividends

Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see inside back cover).
     For 2007, the proposed dividend payments for Novo Nordisk shares are illustrated in the table below. Novo Nordisk does not pay a dividend on its holding of treasury shares. The dividend for 2006 paid in March 2007 was DKK 7 per share of DKK 2, equivalent to DKK 3.50 a share, adjusted for the 2:1 share split of December 2007.

Proposed dividend payment for 2007

A shares of DKK 1	B shares of DKK 1	ADRs

DKK 4.50	DKK 4.50	DKK 4.50

Internet

Novo Nordisk’s homepage for investors is novonordisk.com/investors. It includes historical and updated information about Novo Nordisk’s activities: press releases from 1995 onwards, financial and non-financial results, a calendar of investor-relevant events, investor presentations, background information and recent annual reports.

Financial calendar 2008

Annual General Meeting	12 March 2008

Dividend	B shares	ADRs
Ex-dividend	13 March	13 March
Record date	17 March	17 March
Payment	18 March	25 March

Announcement of financial results 2008
First three months	30 April
Half year	7 August
Nine months	30 October
Full year	29 January 2009

Price development of Novo Nordisk’s B shares relative to the MSCI Europe Health Care Index measured in DKK

Price development of Novo Nordisk’s B shares relative to the MSCI US Health Care Index measured in USD

50	Novo Nordisk Annual Report 2007

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Consolidated financial and non-financial statements 2007 | Table of contents

consolidated
financial and non-financial
statements 2007

52	Financial and non-financial highlights

54	Consolidated income statement

55	Consolidated balance sheet

56	Consolidated cash flow statement and financial resources

57	Consolidated statement of changes in equity

58	Notes: Accounting policies and other notes to the financial statement

89	Overview of non-financial reporting

90	Non-financial indicators and targets

91	Notes: Accounting policies and other notes to the non-financial data

100	Companies in the Novo Nordisk Group

102	Summary of financial data 2003–2007

104	Quarterly figures 2006 and 2007 (unaudited)

105	Financial statements of the parent company, Novo Nordisk A/S

113	Management statement

114	Auditor’s reports

Novo Nordisk Annual Report 2007	51

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Consolidated financial and non-financial statements | Financial highlights

Sales

	2003		2004		2005	2006		2007		2006–2007	2006	2007

	DKK million		DKK million		DKK million	DKK million		DKK million		Change	EUR million	EUR million

Diabetes care:
Modern insulins (insulin analogues)	2,553		4,507		7,298	10,825		14,008		29.4%	1,451	1,880
Human insulins	13,140		13,033		13,543	13,451		12,572		(6.5%)	1,804	1,687
Insulin-related sales	1,352		1,350		1,463	1,606		1,749		8.9%	215	235
Oral antidiabetic products (OAD)	1,430		1,643		1,708	1,984		2,149		8.3%	266	288

Diabetes care total	18,475		20,533		24,012	27,866		30,478		9.4%	3,736	4,090

Biopharmaceuticals:
Haemostasis management (NovoSeven®)	3,843		4,359		5,064	5,635		5,865		4.1%	755	788
Growth hormone therapy	2,133		2,317		2,781	3,309		3,511		6.1%	444	471
Hormone replacement therapy	1,322		1,488		1,565	1,607		1,668		3.8%	215	224
Other products	385		334		338	326		309		(5.2%)	44	41

Biopharmaceuticals total	7,683		8,498		9,748	10,877		11,353		4.4%	1,458	1,524

Total sales by segments	26,158		29,031		33,760	38,743		41,831		8.0%	5,194	5,614

Europe*)	12,053		12,887		14,020	15,300		16,350		6.9%	2,051	2,194
North America	6,219		7,478		9,532	12,280		13,746		11.9%	1,646	1,845
International Operations*)	3,871		4,368		5,497	6,494		7,295		12.3%	871	979
Japan & Oceania	4,015		4,298		4,711	4,669		4,440		(4.9% )	626	596

Total sales by geographical areas	26,158		29,031		33,760	38,743		41,831		8.0%	5,194	5,614

Price and volume/mix	15%		15%		15%	16%		13%
Currency	(10%	)	(4%	)	1%	(1%	)	(5%	)

Total growth	5%		11%		16%	15%		8%

Key figures

	DKK million	DKK million	DKK million	DKK million	DKK million	Change		EUR million	EUR million

Operating profit	6,422	6,980	8,088	9,119	8,942	(1.9%	)	1,223	1,200
Operating profit excl. AERx® **)	–	–	–	–	10,267	12.6%		–	1,378
Net financials	954	477	146	45	2,029	4408.9%		6	272
Profit before income taxes	7,376	7,457	8,234	9,164	10,971	19.7%		1,229	1,472
Net profit	4,833	5,013	5,864	6,452	8,522	32.1%		865	1,144
Equity	24,776	26,504	27,634	30,122	32,182	6.8%		4,040	4,316
Total assets	34,564	37,433	41,960	44,692	47,731	6.8%		5,994	6,401
Capital expenditure (net)	2,273	2,999	3,665	2,787	2,268	(18.6%	)	374	304
Free cash flow	3,846	4,278	4,833	4,707	9,012	91.5%		631	1,210

Per share/ADR of DKK1

	DKK	DKK	DKK	DKK	DKK	Change	EUR	EUR

Earnings per share	7.09	7.45	8.95	10.05	13.49	34%	1.35	1.81
Earnings per share, diluted	7.08	7.42	8.92	10.00	13.39	34%	1.34	1.80
Proposed dividend	2.20	2.40	3.00	3.50	4.50	29%	0.47	0.60
Quoted price at year-end for B shares	121	150	178	236	335	42%	31.65	44.96

Ratios

	%	%	%	%	%	Long-term financial target in%

Growth in operating profit	8.4	8.7	15.9	12.7	(1.9)	15
Growth in operating profit excl. AERx® **)	–	–	–	–	12.6
Growth in operating profit, three-year average	11.0	8.9	11.0	12.4	8.9
Operating profit margin	24.6	24.0	24.0	23.5	21.4	25
Operating profit margin excl. AERx® **)	–	–	–	–	24.5
Return on invested capital (ROIC)	20.4	21.5	24.7	25.8	27.2	30
Cash to earnings	79.6	85.3	82.4	73.0	105.7
Cash to earnings excl. AERx® **)	–	–	–	–	94.2
Cash to earnings, three-year average	32.3	59.0	82.4	80.2	87.0	70
Net profit margin	18.5	17.3	17.4	16.7	20.4
Equity ratio	71.7	70.8	65.9	67.4	67.4

*)	Comparative sales figures from 2003 and 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers eight countries, incl. Bulgaria and Romania, from International Operations to Europe.
**)	Excluding costs related to discontinuation of AERx®.
Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2007 (EUR 1 = DKK 7.45078) 52and the translation of balance sheet items is based on the exchange rate at the end of 2007 (EUR 1 = DKK 7.4566).

52	Novo Nordisk Annual Report 2007

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Non-financial highlights
Economics

			2003	2004	2005	2006		2007

R&D	Ratio of R&D expenditure to tangible investments *)		1.8:1	1.5:1	1.4:1	2.3:1		3.2:1
	R&D as share of sales	%	15.5	15.0	15.1	16.3		17.2

Investments	Capital expenditure (net)	DKK million	2,273	2,999	3,665	2,787		2,268

Remuneration	Remuneration as share of cash received	%	34	34	34	33		32

Employment	Employment impact worldwide (direct and indirect)	Number of jobs	67,900	73,100	78,000	82,700		81,600

Corporate tax	Total corporate tax as share of sales	%	9.7	8.4	7.0	7.0	**)	5.9

Exports	Novo Nordisk exports as share of Danish exports (estimated)%		4.4	3.9	4.7	4.0		3.4

Environment

Resources	Water consumption	1,000m3	2,621	2,756	3,014	2,995	3,231
	Energy consumption	1,000GJ	2,299	2,397	2,679	2,712	2,784
	Raw materials and packaging materials	1,000 tons	110	111	135	142	152

Wastewater	COD	Tons	1,187	1,448	1,303	1,000	813
	Nitrogen	Tons	122	121	126	107	107
	Phosphorus	Tons	21	21	22	19	14

Waste	Total waste	Tons	21,356	21,855	23,776	24,165	17,576
	Recycling percentage	%	41	40	33	35	38

Emissions to air	CO2***)	1,000 tons	205	210	228	229	236
	Organic solvents	Tons	137	115	124	102	81

EIR Water	Diabetes care	m3/MU	–	–	–	7.8	7.3
	Biopharmaceuticals	m3/g API	–	–	–	4.8	4.1

EIR Energy	Diabetes care	GJ/MU	–	–	–	5.5	5.1
	Biopharmaceuticals	GJ/g API	–	–	–	9.2	7.9

Compliance	Breaches of regulatory limit values	Number	105	74	174	123	22
	Accidental releases	Number	20	29	104	135	105

Social

Living our values	Importance of social and environmental issues for the future of the company****)		4.0	4.2	4.2	4.3	4.4
	Managers’ behaviour consistent with Novo Nordisk’s values****)		3.8	4.0	4.0	4.1	4.2
	Fulfilment of action points from facilitations of the NNWoM	%	99	96	100	99	99

People	Employees (total)	Number	19,241	20,725	22,460	23,613	26,008
	Rate of absence	%	3.1	3.2	3.2	3.0	2.7
	Rate of employee turnover	%	7.1	7.3	8.0	10.0	11.6
	Engaging culture (employee engagement)****)		–	–	–	4.0	4.1
	Opportunity to use and develop competences/skills****)		3.7	3.8	3.8	3.9	4.0
	People from diverse backgrounds have equal opportunities****)		3.7	3.8	3.9	3.9	4.0

Health & safety	Frequency of occupational injuries per million working hours		5.4	5.6	7.3	6.2	5.9
	Fatalities	Number	0	1	0	0	0

Training costs	Annual training costs per employee	DKK	7,518	8,992	9,899	11,293	13,130

Access to health	LDCs where Novo Nordisk operates	Number	30	35	35	35	38

	LDCs where Novo Nordisk sells insulin at or below the policy price	Number	16	33	32	34	36
	Healthcare professionals trained or educated	Number	–	–	–	297,000	336,000
	People with diabetes trained or treated	Number	–	–	–	1,060,000	1,260,000

Patent families	Active patent families to date	Number	701	778	812	913	1,003
	New patent families (first filing)	Number	140	145	130	149	116

Animals	Animals purchased	Number	42,869	47,311	57,905	56,533	54,675

*)	Excluding costs related to discontinuation of AERx®.
**)	Previously reported as 9.1. Reporting error now corrected.
***)	Data have been restated due to changed emission factors in Denmark.
****)	On a scale of 1–5, with 5 being the highest.

Novo Nordisk Annual Report 2007	53

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Consolidated financial statements | Consolidated income statement

DKK million	Note	2007	2006	2005

Sales	4, 5, 25	41,831	38,743	33,760
Cost of goods sold	6, 7	9,793	9,585	9,177

Gross profit		32,038	29,158	24,583

Sales and distribution costs	6, 7	12,371	11,608	9,691
Research and development costs	6, 7	8,538	6,316	5,085
Hereof costs related to AERx® discontinuation	3	(1,325)	–	–
Administrative expenses	6, 7, 8	2,508	2,387	2,122
Licence fees and other operating income (net)	9	321	272	403

Operating profit		8,942	9,119	8,088

Share of profit/(loss) in associated companies	16	1,233	(260)	319
Financial income	10	1,303	931	498
Financial expenses	11	507	626	671

Profit before income taxes		10,971	9,164	8,234

Income taxes	12	2,449	2,712	2,370

Net profit		8,522	6,452	5,864

Basic earnings per share (DKK)	13	13.49	10.05	8.95
Diluted earnings per share (DKK)	13	13.39	10.00	8.91

54	Novo Nordisk Annual Report 2007

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Consolidated balance sheet

DKK million	Note	31 Dec 2007	31 Dec 2006

Assets

Intangible assets	14	671	639
Property, plant and equipment	15	19,605	20,350
Investments in associated companies	16	500	788
Deferred income tax assets	23	2,522	1,911
Other financial assets	17	131	169

Total long-term assets		23,429	23,857

Inventories	18	9,020	8,400
Trade receivables	19	6,092	5,163
Tax receivables		319	385
Other receivables	20	1,493	1,784
Marketable securities and financial derivatives	17	2,555	1,833
Cash at bank and in hand	30	4,823	3,270

Total current assets		24,302	20,835

Total assets		47,731	44,692

Equity and liabilities

Share capital	21	647	674
Treasury shares		(26)	(39)
Retained earnings		30,661	28,810
Other reserves		900	677

Total equity		32,182	30,122

Long-term debt	22	961	1,174
Deferred income tax liabilities	23	2,346	1,998
Retirement benefit obligations	24	362	330
Other provisions	25	1,239	911

Total long-term liabilities		4,908	4,413

Short-term debt and financial derivatives	26	405	338
Trade payables		1,947	1,712
Tax payables		929	788
Other liabilities	27	4,959	4,863
Other provisions	25	2,401	2,456

Total current liabilities		10,641	10,157

Total liabilities		15,549	14,570

Total equity and liabilities		47,731	44,692

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Consolidated financial statements | Consolidated cash flow statement and financial resources

DKK million	Note	2007	2006	2005

Net profit		8,522	6,452	5,864

Adjustment for non-cash items:
Income taxes		2,449	2,712	2,370
Depreciation, amortisation and impairment losses		3,007	2,142	1,930
Interest income and interest expenses		(16)	(73)	44
Other adjustments for non-cash items	28	(309)	959	1,109
Income taxes paid		(2,607)	(3,514)	(2,138)
Interest received and interest paid (net)		(29)	95	(73)

Cash flow before change in working capital		11,017	8,773	9,106

Change in working capital:
(Increase)/decrease in trade receivables and other receivables		(702)	(804)	(1,139)
(Increase)/decrease in inventories		(617)	(686)	(618)
Increase/(decrease) in trade payables and other liabilities		289	455	1,363

Cash flow from operating activities		9,987	7,738	8,712

Investments:
Acquisition of subsidiaries and business units	29	(59)	–	(350)
Sale of intangible assets and long-term financial assets		–	175	400
Purchase of intangible assets and long-term financial assets		(118)	(419)	(264)
Sale of property, plant and equipment		40	111	234
Purchase of property, plant and equipment		(2,308)	(2,898)	(3,899)
Net change in marketable securities (maturity exceeding three months)		(541)	514	(1,032)
Dividend received	16	1,470	–	–

Net cash used in investing activities		(1,516)	(2,517)	(4,911)

Financing:
Repayment of long-term debt		(18)	(23)	(29)
Purchase of treasury shares		(4,835)	(3,000)	(3,018)
Sale of treasury shares		241	210	206
Dividends paid		(2,221)	(1,945)	(1,594)

Cash flow from financing activities		(6,833)	(4,758)	(4,435)

Net cash flow		1,638	463	(634)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents		(6)	39	154

Net change in cash and cash equivalents		1,632	502	(480)

Cash and cash equivalents at the beginning of the year		2,985	2,483	2,963

Cash and cash equivalents at the end of the year	30	4,617	2,985	2,483

Supplemental information:
Cash and cash equivalents at the end of the year	30	4,617	2,985	2,483
Bonds with original term to maturity exceeding three months	17	1,486	1,001	1,502
Undrawn committed credit facilities	26	7,457	7,456	7,461

Financial resources at the end of the year		13,560	11,442	11,446

Cash flow from operating activities		9,987	7,738	8,712
+ Net cash used in investing activities		(1,516)	(2,517)	(4,911)
– Net change in marketable securities (maturity exceeding three months)		(541)	514	(1,032)

Free cash flow		9,012	4,707	4,833

56	Novo Nordisk Annual Report 2007

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Consolidated statement of changes in equity

	Share	Treasury	Retained	Other reserves			Total
	capital	shares	earnings
DKK million				Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjust- ments

2007

Balance at the beginning of the year	674	(39)	28,810	156	420	101	30,122

Exchange rate adjustment of investments in subsidiaries				53			53
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised as financial income/expenses for the year					(420)		(420)
Deferred gain/(loss) on cash flow hedges at the end of the year					691		691
Fair value adjustments on financial assets available for sale						12	12
Novo Nordisk share of equity recognised by associated companies						(41)	(41)
Tax on equity adjustments						(93)	(93)
Other adjustments						21	21

Net income recognised directly in equity for the year	–	–	–	53	271	(101)	223

Net profit for the year			8,522				8,522

Total income for the year	–	–	8,522	53	271	(101)	8,745

Share-based payment			130				130
Purchase of treasury shares		(16)	(4,819)				(4,835)
Sale of treasury shares		2	239				241
Reduction of the B share capital	(27)	27					–
Dividends			(2,221)				(2,221)

Balance at the end of the year	647	(26)	30,661	209	691	0	32,182

At the end of the year proposed dividends (not yet declared) of DKK 2,795 million (DKK 4.50 per share) are included in Retained earnings. No dividend is declared on treasury shares.

	Share	Treasury	Retained	Other reserves			Total
	capital	shares	earnings
DKK million				Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjust- ments

2006

Balance at the beginning of the year	709	(61)	26,962	142	(345)	227	27,634

Exchange rate adjustment of investments in subsidiaries				14			14
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised as financial income/expenses for the year					345		345
Deferred gain/(loss) on cash flow hedges at the end of the year					420		420
Fair value adjustments on financial assets available for sale						(27)	(27)
Novo Nordisk share of equity recognised by associated companies						36	36
Tax on equity adjustments						(129)	(129)
Other adjustments			5			(6)	(1)

Net income recognised directly in equity for the year	–	–	5	14	765	(126)	658

Net profit for the year			6,452				6,452

Total income for the year	–	–	6,457	14	765	(126)	7,110

Share-based payment			113				113
Purchase of treasury shares		(15)	(2,985)				(3,000)
Sale of treasury shares		2	208				210
Reduction of the B share capital	(35)	35					–
Dividends			(1,945)				(1,945)

Balance at the end of the year	674	(39)	28,810	156	420	101	30,122

At the end of the year proposed dividends (declared in 2007) of DKK 2,221 million (DKK 3.50 per share) are included in Retained earnings. No dividend is declared on treasury shares.

Novo Nordisk Annual Report 2007	57

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Consolidated financial statements | Notes – Accounting policies

1	Summary of significant accounting policies

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the International Financial Reporting Standards as adopted by the EU. The Consolidated financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value.
     The Financial statements of the Parent company, Novo Nordisk A/S, are prepared in accordance with The Danish Financial Statements Act. These are presented on pages 105 to 112 and the accounting policies are set out on page 108.
     Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports for listed companies.

Effects of new accounting pronouncements
In 2007, there have been no adoptions of new or revised standards and interpretations relevant to Novo Nordisk effective for the accounting period beginning on 1 January 2007.
     The following standards and interpretations relevant to Novo Nordisk have been issued as per 31 December 2007 and are mandatory for the Group’s accounting periods beginning on or after 1 January 2008. None of these have been adopted by Novo Nordisk:
IFRS 8 ‘Operating segments’ (effective from 1 January 2009). The amendment to the standard is endorsed by the EU. The impact is expected to be limited as the reportable segments – diabetes care and biopharmaceuticals – will be unchanged as they are consistent with the internal reporting provided to management.
IAS 23 (Amendment) ‘Borrowing costs’ (effective from 1 January 2009). The amendment to the standard is still subject to endorsment by the EU. The option of immediately expensing borrowing costs of a qualifying asset will be removed. Given the present capital structure of the Group the impact is expected to be limited.
Interpretation guideline to IAS 19, IFRIC 14 – ‘The limit on a defined benefit asset, minimum funding requirement and their interaction’ (effective from 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 ‘Employee benefits’ on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The guideline is not expected to have any material impact on the Group’s accounts.

Principles of consolidation
The Consolidated financial statements include the financial statements of Novo Nordisk A/S (the Parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.
     Companies that are not subsidiaries, but in which the Group holds 20% to 50% of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.
     The Consolidated financial statements are based on the Financial statements of the Parent company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings, balances and unrealised intercompany profits and losses. The Consolidated financial statements are based on financial statements prepared by applying the Group’s accounting policies.
     The purchase method of accounting is used to account for the acquisition of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.
     Acquired and divested companies are included in the Income statement during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or acquired companies.

CRITICAL ACCOUNTING POLICIES
Novo Nordisk’s management considers the following to be the most critical accounting policies for the Group.

Sales and revenue recognition
Sales represent the fair value of the sale of goods excluding value added tax and after deduction of provisions for returned products, rebates, trade discounts and allowances.
     Provisions and accruals for rebates to customers are provided for in the period the related sales are recorded. Historical data are readily available and reliable and are used for estimating the amount of the reduction in sales.
     Revenue is recognised when it is realised or realisable and earned. Revenues are considered to have been earned when Novo Nordisk has substantially accomplished what it must do to be entitled to the revenues.
     Revenue from the sale of goods is recognised when all the following specific conditions have been satisfied:
Novo Nordisk has transferred to the buyer the significant risk and rewards of ownership of the goods
Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
The amount of revenue can be measured reliably
It is probable that the economic benefits associated with the transaction will flow to Novo Nordisk; and
The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are usually met by the time the products are delivered to the customers.
     Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement.
     As a principal rule, sale of intellectual property is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property, the income is recognised in accordance with the term of the obligation. On the sale of intellectual property where the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events.
     Revenue is measured at the fair value of the consideration received or receivable.

Research and development
Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group’s internal development costs in general do not meet the capitalisation criteria in IAS 38 ‘Intangible Assets’. Consequently the technical feasibility criteria of IAS 38 are not considered fulfilled before regulatory approval is obtained. Therefore, all internal research and development costs are expensed in the Income statement as incurred.
     For acquired in-process research and development projects the effect of probability is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the criteria for capitalisation. Please refer to the section ‘Intangible assets’ regarding the accounting treatment of intangible assets.
     Property, plant and equipment used for research and development purposes are capitalised and depreciated over their estimated useful lives.

Derivative financial instruments
The Group uses forward exchange contracts, currency options, interest rate swaps and currency swaps to hedge forecasted transactions, assets and liabilities, and net investments in foreign subsidiaries in foreign currencies.
     Novo Nordisk applies hedge accounting under the specific rules of IAS 39 ‘Financial instruments’ to forward exchange contracts and currency swaps. Upon initiation of the contract, the Group designates each derivative financial contract that qualifies for hedge accounting as a hedge of a specific hedged transaction: either i) a recognised asset or liability (fair value hedge), ii) a forecasted financial trans action or firm commitment (cash flow hedge), or iii) a hedge of a net investment in a foreign entity.
     All contracts are initially recognised at fair value and subsequently remeasured at their fair values at the balance sheet date. The value adjustments on forward exchange contracts designated as hedges of forecasted transactions are re cognised directly in equity, given hedge effectiveness. The cumulative value adjustment of these contracts is removed from equity and included in the Income statement under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.

58	Novo Nordisk Annual Report 2007

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Notes – Accounting policies

1	Summary of significant accounting policies (continued)

     Novo Nordisk applies the hedge accounting requirements to interest rate swaps hedging forecasted transactions. Consequently, the fair value effect of interest rate adjustments on these contracts is recognised in equity.
     Currency options are initially recognised at cost and subsequently remeasured at their fair values at the balance sheet date.While providing effective economic hedges under the Group’s risk management policy, the current use of currency options does not meet the detailed requirements of IAS 39 for allowing hedge accounting. Currency options are therefore recognised directly in the Income statement under Financial income or Financial expenses.
     Forward exchange contracts and currency swaps hedging recognised assets or liabilities in foreign currencies are measured at fair value at the balance sheet date. Value adjustments are recognised in the Income statement under Financial income or Financial expenses, along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.
     Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the balance sheet date. The value adjustment is recognised in equity.
     All fair values are based on marked-to-market prices or standard pricing models.
     The accumulated net fair value of derivative financial instruments is presented as ‘Marketable securities and financial derivatives’, if positive, or ‘Short-term debt and financial derivatives’, if negative.

Provisions
Provisions, including tax and legal cases, are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. In this connection Novo Nordisk makes the estimate based upon an evaluation of the individual most likely outcome of the cases. In the case where a reliable estimate cannot be made, these are disclosed as contingent liabilities.

OTHER ACCOUNTING POLICIES

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates ruling at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.
     Translation differences on non-monetary items, such as financial assets classified as available-for-sale, are included in the fair value reserve in equity.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and at average exchange rates for Income statement items.
     All exchange rate adjustments are recognised in the Income statement with the exception of exchange gains and losses arising from:
The translation of foreign subsidiaries’ net assets at the beginning of the year translated at the exchange rates at the balance sheet date.
The translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheets are translated using the exchange rates ruling at the balance sheet date.
The translation of long-term intercompany receivables that are considered to be an addition to net investments in subsidiaries.
The translation of investments in associated companies.

The above exchange gains and losses are recognised in Other reserves under equity.

Licence fees and other operating income (net)
Licence fees and other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes non-recurring income items (net) in respect of sale of intellectual property.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.
     Goodwill is measured at historical cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Other intangible assets
Patents and licences, that include acquired patents and licences to in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss.
     Internal development software and the costs related in connection with major IT projects for internal use are capitalised under Other intangible assets.
     Amortisation is provided under the straight-line method over the estimated useful life of the asset (up to 10 years). For the patents and in-process research and development projects the amortisation commence in the year in which the rights first generate sales.

Property, plant and equipment
Property, plant and equipment are measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Interest on loans financing construction of major investments is recognised as an expense in the period in which it is incurred. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
     Land is not depreciated. Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:
Buildings: 12–50 years.
Plant and machinery: 5–16 years.
Other equipment: 3–16 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Leases
Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under Property, plant and equipment and depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities.
     Operating lease costs are charged to the Income statement on a straight-line basis over the period of the lease.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated companies’ net asset value applying Group accounting policies).
     Goodwill relating to associated companies is recorded under Investments in associated companies.

Impairment of assets
The Group assesses the carrying amount of intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying amounts may not be recoverable. Factors considered material by the Group and that could trigger an impairment test include the following:

Novo Nordisk Annual Report 2007	59

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Consolidated financial statements | Notes – Accounting policies

1	Summary of significant accounting policies (continued)

Significant underperformance relative to historical or projected future results.
Significant changes in the manner of the Group’s use of the acquired assets or the strategy for our overall business.
Significant negative industry or economic trends.

When it is determined that the carrying amount of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.
     This impairment test is based upon management’s projections and anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products, forecasted lifecycle and forecasted cash flows over that period and the useful lives of the underlying assets.
     While the assumptions are believed to be appropriate, the amounts estimated could differ materially from what actually occurs in the future. These discounted cash flows are prepared at cash-generating-unit level. The cash-generating-units are the smallest group of identifiable assets that generates cash inflows from continuing use which are largely independent of the cash inflows from other assets or groups of assets.

Financial assets
The Group classifies its investments in the following categories: Financial assets at fair value through profit or loss (financial derivatives), Loans and receivables and Available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial derivatives used for hedging purposes. Assets in this category are classified as current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in Trade receivables and Other receivables in the Balance sheet.
     Trade receivables and Other receivables are stated at amortised cost less allowances for doubtful trade receivables. The allowances are based on an individual assessment of each receivable.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.They are included in ‘Other financial assets’ unless management intends to dispose of the investment within 12 months of the balance sheet date. Marketable securities under current assets are classified as available-for-sale financial assets.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value plus transaction costs for all financial assets not classified as fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
     Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.
     Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement as gains and losses from available-for-sale financial assets.

     The fair values of quoted investments are based on current bid prices. Financial assets for which no active market exists are carried at cost if no reliable valuation model can be applied.
     The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets have been impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss is removed from equity and recognised in the Income statement. Impairment losses recognised in the Income statement on equity instruments are not reversed through the Income statement.

Inventories
Raw materials and consumables are measured at cost assigned by using the first-in, first-out method.
     Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and production overheads such as employee costs, depreciation, maintenance etc. The production overheads are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.
     If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Tax
Income taxes in the Income statement include tax payable for the year with addition of the change in deferred tax for the year.
     Deferred income taxes arise from temporary differences between the accounting and tax balance sheets of the individual consolidated companies and from realisable tax-loss carry-forwards, using the liability method. The tax value of tax-loss carry-forwards will be included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences.

Employee benefits
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Pensions
The Group operates a number of defined benefit and defined contribution plans throughout the world. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.
     Differences between assumptions and actual events and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor.
     Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.
     The Group’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

60	Novo Nordisk Annual Report 2007

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Notes – Accounting policies

1	Summary of significant accounting policies (continued)

     The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options or shares that are expected to become exercisable. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and a corresponding adjustment to equity over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

Liabilities
Generally, liabilities are stated at amortised cost unless specifically mentioned otherwise.

Treasury shares
Treasury shares are deducted from the share capital at their nominal value of DKK 1 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from retained earnings.

Dividends
Dividends are recognised as a liability in the period in which they are declared at the Annual General Meeting.

Consolidated statement of cash flows and financial resources
The Consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year, and cash and cash equivalents at the beginning and the end of the year.
     Cash and cash equivalents consist of cash and marketable securities, with original maturity of less than three months, less short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months, and undrawn committed credit facilities expiring after more than one year.

2	Changes in the scope of consolidation

In 2007, the Novo Nordisk subsidiary NNE A/S (Novo Nordisk Engineering) completed the acquisition of the engineering activities in Pharmaplan GmbH from the German medical group Fresenius. The cost of the business combination was DKK 59 million. The purchase price was paid in cash. The net assets were included in the consolidation as from 1 April 2007.
In 2006, no changes in the scope of consolidation occurred.
In January 2005, Novo Nordisk completed the acquisition of a business unit from Aradigm Corporation related to the AERx® insulin Diabetes Management System (iDMS). The cost of the combination was DKK 358 million consisting of DKK 350 million in purchase price and DKK 8 million in assumed liabilities. The purchase price was paid in cash. The net assets were included in the consolidation as from 26 January 2005.

3	Critical accounting estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the reported carrying amounts of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates. Novo Nordisk believes the following are the significant accounting estimates and judgements used in the preparation of its Consolidated financial statements.

Non-recurring costs related to AERx® discontinuation
Novo Nordisk conducted a detailed analysis of the future prospects for inhaled insulin and a review of the medical and commercial potential of the AERx® iDMS inhaled insulin system (AERx®).
     This analysis has resulted in a non-recurring impairment cost regarding intangible assets and manufacturing activities related to the AERx® system and cost of discontinuing all clinical development expected to amount to around DKK 1,325 million which have negatively impacted operating profit in 2007.
     The impairment of tangible and intangible assets and provision for onerous contracts are based on management’s best estimate after reviewing the engaged contracts and the project-related assets. Commitments regarding clinical trials consist of legal and constructive obligations which have been assessed by Management, based on best estimate.
     In 2007, Novo Nordisk recorded the following charges related to the impairment of the AERx® project.

Impairment of intangible assets	DKK	117 million
Impairment of tangible assets	DKK	753 million
Commitments regarding clinical trials	DKK	326 million
Leasing and investment commitments	DKK	129 million

	DKK	1,325 million

These charges are included in Research and development costs. In addition a cost of DKK 52 million, related to the AERx® discontinuation, is included as financial expense.
     In January 2008 Novo Nordisk has decided to refocus its inhaled insulin activities and discontinue all further development of AERx®. The decision to discontinue the development of AERx® was not due to safety concerns.

Sales rebate accruals and provisions
Sales rebate accruals and provisions are established in the same period as the related sales. The sales rebate accruals and provisions are recorded as a reduction in sales and are included in Other provisions and Other liabilities.
     The accruals and provisions are based upon historical rebate payments. They are calculated based upon a percentage of sales for each product as defined by the contracts with the various customer groups.
     Factors that complicate the rebate calculations are:
Identification of the products which have been sold subject to a rebate
The customer or government price terms which apply
The estimated time lag between sale and payment of a rebate.

The largest sales rebate and discount amount are rebates from sales covered by Medicaid and Medicare, the US health care insurance systems. Provisions for Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the Medicare and Medicaid rebates related to the specific sale will typically be invoiced to Novo Nordisk up to six months later. Due to the time lag, in any particular period the rebate adjustments to sales may incorporate revisions of accruals for prior periods.

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Consolidated financial statements | Notes – Accounting policies

3	Critical accounting estimates and judgements (continued)

     Customer rebates are offered to a number of managed health care plans. These rebate programmes provide that the customer receives a rebate after attaining certain performance parameters relating to product purchases, formulary status and pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience, anti cipated channel mix, product growth rates and market share. Novo Nordisk considers the sales performance of products subject to managed health care rebates and other contract discounts and adjusts the provision periodically to reflect actual experience.
     Wholesaler charge-backs relate to contractual arrangements Novo Nordisk has with indirect customers, mainly in the US, to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated charge back using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received yet not processed. Wholesaler charge-backs are generally settled within one to three months of incurring the liability.
     Novo Nordisk believes that the accruals and provisions established for sales rebates are reasonable and appropriate based on current facts and circumstances. However, the actual amount of rebates and discounts may differ from the amounts estimated by management.
     The US market has the most complex arrangements for rebates, discounts and allowances. A reconciliation of gross sales to net sales for North America (includes the US and Canada) is as follows:

DKK million	2007	2006	2005

Gross sales	20,109	17,196	13,893

Gross-to-net sales adjustments:
Medicaid and Medicare rebates	(1,279)	(1,186)	(1,161)
Managed health care rebates	(1,333)	(1,073)	(798)
Prime vendor charge-backs	(2,594)	(2,074)	(1,729)
Cash discounts	(381)	(310)	(244)
Sales returns	(432)	(116)	(105)
Other rebates and allowances	(344)	(157)	(324)

Total gross-to-net sales adjustments	(6,363)	(4,916)	(4,361)

Net sales	13,746	12,280	9,532

The carrying amount of sales rebate accruals and provisions is DKK 1,833 million at 31 December 2007. Please refer to notes 5 and 25 for further information on sales accruals and provisions.

Indirect Production Costs (IPC)
Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, as well as IPC such as employee costs, depreciation, maintenance etc.
     IPC are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the parameters for calculation of IPC, including utilisation levels, production lead time etc could have an impact on the gross margin and the overall valuation of inventories. The carrying amount of IPC is DKK 4,418 million at 31 December 2007. Please refer to note 18 for further information.

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful trade receivables. Novo Nordisk maintains allowances for doubtful trade receivables for estimated losses resulting from the subsequent inability of the customers to make required payments. If the financial conditions of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyses trade receivables and analyses historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.
     The uncertainty connected with the allowance for doubtful trade receivables is considered limited. The carrying amount of allowances for doubtful trade receivables is DKK 542 million at 31 December 2007. Please refer to note 19 for further information.

Income taxes
Management judgement is required in determining the Group’s provision for deferred income tax assets and liabilities. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised.
     The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 2,522 million and DKK 2,346 million respectively at 31 December 2007. Please refer to note 23 for further information.

Provisions and contingencies
As part of normal business Novo Nordisk issues credit notes for expired goods. Consequently a provision for future returns is made, based on historical statistical product returns. The pattern in returns in the future may be different from previous patterns.
     Revenue recognition for new product launches is based on specific facts and circumstances for the specific products, including estimated demand and acceptance rates from well-established products with similar market characteristics. In recent years the products launched by Novo Nordisk have been comparable with either other products already on the market or products in therapy areas well known to Novo Nordisk, and therefore uncertainties surrounding products launched have been limited.
     The carrying amount of provision for returned products is DKK 593 million at 31 December 2007. Please refer to note 25 for further information.
     Management of the Group makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncer tain. In making its determinations of likely outcomes of litigation, etc, management considers the evaluation of external counsel knowledgeable about each matter, as well as known outcomes in case law. Provisions for pending litigations are recognised under Other provisions. Please refer to notes 25 and 36 for a description of significant litigations pending.

62	Novo Nordisk Annual Report 2007

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Financial definitions

ADRs
American Depositary Receipts.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Cash to earnings
Free cash flow as a percentage of net profit.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding including the dilutive effect of share options ‘in the money’ in accordance with IAS 33. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following: 1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options and 2) the number of shares that would have been issued assuming the exercise of the share options.
The difference (the dilutive effect) is added to the deno minator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Equity at year-end as a percentage of the sum of total liabilities and equity at year-end.

Free cash flow
The sum of Cash flow from operating activities and Cash flow from investing activities excluding Net changes in marketable securities.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The number of shares outstanding is the total number of shares excluding the holding of treasury shares.

Operating profit
Earnings before tax, financial items and share of profit/loss in associated companies.

Operating profit margin
Operating profit as a percentage of sales.

Payout ratio
Total dividends for the year as a percentage of net profit.

ROIC (return on invested capital)
Operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

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Consolidated financial statements | Notes – Consolidated income statement

4	Segment information

Primary reporting format – Business segments
At 31 December 2007, the Group operates on a worldwide basis in two business segments (the primary reporting format):

Diabetes care:
The business segment includes discovery, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems as well as oral antidiabetic products (OAD).

Biopharmaceuticals:
The business segment includes discovery, development, manufacturing and marketing of products within the therapy areas haemostasis management (NovoSeven®), growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.
There are no sales or other transactions between the business segments. Costs have been split between business segments based on a specific allocation with the addition of a minor number of corporate overheads allocated systematically to the segments. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, long-term financial assets, inventories, trade receivables and other receivables. Segment liabilities comprise liabilities derived from the activities of the segment, including provisions, trade payables and other liabilities.

Business segments	2007	2006	2005

DKK million	Diabetes care

Segment sales and results

Sales
Modern insulins (insulin analogues)	14,008	10,825	7,298
Human insulins	12,572	13,451	13,543
Insulin-related sales	1,749	1,606	1,463
Oral antidiabetic products (OAD)	2,149	1,984	1,708

Diabetes care total	30,478	27,866	24,012

Haemostasis management (NovoSeven®)
Growth hormone therapy
Hormone replacement therapy
Other products

Biopharmaceuticals total

Sales	30,478	27,866	24,012
Change in DKK (%)	9.4%	16.1%	16.9%
Change in local currencies (%)	14.1%	17.0%	15.9%
Operating profit	4,259	4,982	4,055
Operating profit adjusted for costs related to discontinuation of AERx®	5,584	–	–

Share of profit in associated companies
Financial income (net)
Profit before income taxes
Income taxes

Net profit

Other segment items

Research and development costs	6,117	3,898	3,177
Hereof costs related to discontinuation of AERx®	(1,325)	–	–
Depreciation and amortisation	1,774	1,632	1,446
Impairment losses in the Income statement	931	45	171
Impairment losses in the Income statement adjusted for discontinuation of AERx®	61	–	–
Additions to property, plant and equipment and intangible assets (net)	1,995	2,499	3,510
Investments in associated companies (net)	–	–	–
Long-term assets	16,884	17,606	17,502
Total assets	30,257	29,714	28,484
Total liabilities	7,980	7,470	6,635

Geographical segments	2007	2006	2005	2007	2006	2005

DKK million		Europe		North America

Sales *)	16,350	15,300	14,020	13,746	12,280	9,532
Change in DKK (%) *)	6.9%	9.1%	8.8%	11.9%	28.8%	27.5%
Change in local currencies (%) *)	6.8%	8.9%	8.1%	21.8%	29.4%	26.7%
Additions to property, plant and equipment and intangible assets (net)	1,651	2,065	2,332	509	460	801
Property, plant and equipment	16,398	16,765	16,946	998	1,480	1,212
Total assets	38,428	35,232	32,523	2,873	3,819	4,205

*)	Comparative sales figures from 2005 and 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.

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Notes – Consolidated income statement
4	Segment information (continued)

Secondary reporting format – Geographical segments
The Group operates in four main geographical areas (the secondary reporting format):

Europe: EU, EFTA
North America: The US and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Sales are attributed to geographical segments based on the location of the customer. There are no sales between segments.
     Total assets and additions to property, plant and equipment and intangible assets are based on the location of the assets.
The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risk and returns.

2007	2006	2005	2007		2006		2005	2007	2006	2005

Biopharmaceuticals			Corporate/unallocated						Total

								14,008	10,825	7,298
								12,572	13,451	13,543
								1,749	1,606	1,463
								2,149	1,984	1,708

								30,478	27,866	24,012

5,865	5,635	5,064						5,865	5,635	5,064
3,511	3,309	2,781						3,511	3,309	2,781
1,668	1,607	1,565						1,668	1,607	1,565
309	326	338						309	326	338

11,353	10,877	9,748						11,353	10,877	9,748

11,353	10,877	9,748						41,831	38,743	33,760
4.4%	11.6%	14.7%						8.0%	14.8%	16.3%
9.9%	12.7%	14.2%						12.9%	15.7%	15.4%
4,683	4,137	4,033						8,942	9,119	8,088
4,683	–	–						10,267	–	–

			1,233		(260)		319	1,233	(260)	319
			796		305		(173)	796	305	(173)
								10,971	9,164	8,234
			2,449		2,712		2,370	2,449	2,712	2,370

								8,522	6,452	5,864

2,421	2,418	1,908	–		–		–	8,538	6,316	5,085
–	–	–	–		–		–	(1,325)	–	–
263	291	309	37		40		4	2,074	1,963	1,759
–	–	–	2		134		–	933	179	171
–	–	–	2		–		–	63	–	–
391	509	727	–		1		4	2,386	3,009	4,241
–	–	–	–		112		–	–	112	–
3,470	3,684	3,625	3,075		2,567		1,273	23,429	23,857	22,400
6,685	6,783	6,566	10,789		8,195		6,910	47,731	44,692	41,960
2,488	2,269	1,959	5,081		4,831		5,732	15,549	14,570	14,326

2007	2006	2005	2007		2006		2005	2007	2006	2005

International Operations					Japan & Oceania				Total

7,295	6,494	5,497	4,440		4,669		4,711	41,831	38,743	33,760
12.3%	18.1%	25.8%	(4.9%	)	(0.9%	)	9.6%	8.0%	14.8%	16.3%
17.8%	18.7%	22.4%	3.1%		5.0%		10.5%	12.9%	15.7%	15.4%
222	465	1,088	4		19		20	2,386	3,009	4,241
2,031	1,897	1,546	178		208		237	19,605	20,350	19,941
5,648	4,618	4,212	782		1,023		1,020	47,731	44,692	41,960

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Consolidated financial statements | Notes – Consolidated income statement

5	Sales rebate accruals and provisions

DKK million	2007	2006	2005

At the beginning of the year	1,847	1,872	1,031
Additional rebates deducted from sales	3,176	2,761	2,705
Adjustments to previous year’s accruals and provisions	(168)	(218)	(68)
Payments and grants of rebates during the year	(2,835)	(2,372)	(1,943)
Exchange rate adjustments	(187)	(196)	147

At the end of the year	1,833	1,847	1,872

Specification of sales rebate accruals and provisions:
Other liabilities	89	72	77
Current provisions	1,744	1,775	1,795

Total sales rebate accruals and provisions	1,833	1,847	1,872

6	Employee costs

DKK million	2007	2006	2005

Wages and salaries	10,344	9,703	8,659

Share-based payment costs (refer to note 33)	130	113	223
Pensions – defined contribution plans	774	712	618
Retirement benefit obligations
(refer to note 24)	109	111	137

Other contributions to social security	717	652	576
Other employee costs	1,126	940	766

Total employee costs	13,200	12,231	10,979

Included in the Income statement under the following headings:
Cost of goods sold	3,603	3,656	3,664
Sales and distribution costs	4,498	3,904	3,380
Research and development costs	2,813	2,424	2,095
Administrative expenses	2,121	2,055	1,751

Total included in the Income statement	13,035	12,039	10,890

Included in the Balance sheet as:
Capitalised employee costs related to assets in course of construction etc	58	115	86
Change in employee costs included in inventories	107	77	3

Total included in the Balance sheet	165	192	89

Total employee costs	13,200	12,231	10,979

For information on remuneration to the Board of Directors and Executive Management, please refer to note 34.

Average number of full-time employees	24,344	22,590	21,146
Year-end number of full-time employees	25,516	23,172	22,007

In addition to the employee costs of DKK 13,200 million NNE Pharmaplan A/S, which is consolidated in the line item ‘Licence fee and other operating income (net)’, has employee costs in 2007 of DKK 800 million (2006: DKK 545 million, 2005: DKK 519 million) of which DKK 264 million (2006: DKK 545 million, 2005: DKK 519 million) has been capitalised as assets in course of construction in the Group.

7	Depreciation, amortisation and impairment losses

DKK million	2007	2006	2005

Included in the Income statement under the following headings:
Cost of goods sold	1,652	1,682	1,525
Sales and distribution costs	31	56	67
Research and development costs *)	1,205	302	231
Administrative expenses	119	102	107

Total depreciation, amortisation and impairment losses	3,007	2,142	1,930

*) Hereof costs of DKK 870 million related to discontinuation of AERx®.

8	Fees to statutory auditors

DKK million	2007	2006	2005

Statutory audit	25	24	24
Audit-related services	6	7	6
Tax advisory services	15	16	20
Other services	1	1	1

Total	47	48	51

9	Licence fees and other operating income (net)

DKK million	2007	2006	2005

Licence fees and settlements	229	148	164
Net income from IT, engineering and other services	26	55	51
Other income	66	69	188

Total licence fees and other operating income (net)	321	272	403

10	Financial Income

DKK million	2007	2006	2005

Interest income	322	369	210
Capital gain on investments etc (net)	–	153	–
Foreign exchange gain (net)	–	–	288
Foreign exchange gain on derivative financial instruments (net)	981	409	–

Total financial income	1,303	931	498

11	Financial expenses

DKK million	2007	2006	2005

Interest expenses	324	296	254
Capital loss on investments etc (net) *)	60	–	20
Foreign exchange loss (net)	71	268	–
Foreign exchange loss on derivative financial instruments (net)	–	–	328
Other financial expenses	52	62	69

Total financial expenses	507	626	671

*) Hereof including unrealised capital loss of DKK 52 million related to Novo Nordisk’s invest ment in Aradigm Inc.

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12	Income taxes

DKK million	2007		2006		2005

Current tax on profit for the year	2,835		2,832		2,389
Deferred tax on profit for the year	(347)		(213)		40

Tax on profit for the year	2,488		2,619		2,429
Adjustments related to previous years – current tax	(11)		964		(45)
Adjustments related to previous years – deferred tax	(28)		(871)		(14)

Income taxes in the Income statement	2,449		2,712		2,370

Tax on entries in equity related to current tax	43		4		18
Tax on entries in equity related to deferred tax	50		125		(70)

Tax on entries in equity	93		129		(52)

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	25.0%		28.0%		28.0%
Deviation in foreign subsidiaries’ tax rates compared to Danish tax rate (net)	2.9%		2.1%		3.6%
Non-tax income less non-tax deductible expenses (net)	(3.2%	)	(0.4%	)	(1.6% )
Effect on deferred tax related to change in the Danish tax rate in 2005 and 2007	(2.0%	)	–		(0.7% )
Other	(0.4%	)	(0.1%	)	(0.5% )

Effective tax rate	22.3%		29.6%		28.8%

13	Earnings per share

		2007	2006	2005

Net profit	DKK million	8,522	6,452	5,864

Average number of shares outstanding *)	in 1,000 shares	631,783	641,862	655,422
Dilutive effect of outstanding share bonus pool and options ‘in the money’ *), **)	in 1,000 shares	4,639	3,526	2,446

Average number of shares outstanding incl. dilutive effect of options ‘in the money’	in 1,000 shares	636,422	645,388	657,868

Basic earnings per share *)	DKK	13.49	10.05	8.95
Diluted earnings per share *)	DKK	13.39	10.00	8.91

*)	In 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures for 2006 and 2005 have been updated accordingly.
**)	For further information on outstanding shares bonus pool and options, please refer to note 33.

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Consolidated financial statements | Notes – Consolidated balance sheet

14	Intangible assets

DKK million	Goodwill	Patents and licences etc	Other intangible assets *)	Total

2007
Cost at the beginning of 2007	82	486	491	1,059
Additions during the year	52	21	97	170
Addition regarding acquisitions	–	26	18	44
Disposals during the year	(1)	(11)	(41)	(53)
Exchange rate adjustments	–	(2)	7	5

Cost at the end of 2007	133	520	572	1,225

Amortisation and impairment losses at the beginning of 2007	65	22	333	420
Amortisation for the year	–	14	32	46
Impairment losses for the year **)	–	117	–	117
Amortisation and Impairment losses reversed on disposals during the year	–	(1)	(37)	(38)
Exchange rate adjustments	–	1	8	9

Amortisation and impairment losses at the end of 2007	65	153	336	554

Carrying amount at the end of 2007	68	367	236	671

2006
Cost at the beginning of 2006	82	297	470	849
Additions during the year	–	194	28	222
Disposals during the year	–	(2)	(3)	(5)
Exchange rate adjustments	–	(3)	(4)	(7)

Cost at the end of 2006	82	486	491	1,059

Amortisation and impairment losses at the beginning of 2006	65	13	286	364
Amortisation for the year	–	9	54	63
Amortisation and impairment losses reversed on disposals during the year	–	–	(3)	(3)
Exchange rate adjustments	–	–	(4)	(4)

Amortisation and impairment losses at the end of 2006	65	22	333	420

Carrying amount at the end of 2006	17	464	158	639

*)	Includes primarily internally developed software and costs related to major IT projects.
**)	Impairment losses of DKK 117 million relates to discontinuation of AERx®.

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Notes – Consolidated balance sheet

15	Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	Total

2007
Cost at the beginning of 2007	11,525	14,066	2,623	3,775	31,989
Additions during the year	284	387	203	1,434	2,308
Addition regarding acquisitions	7	–	2	–	9
Disposals during the year	(241)	(720)	(646)	(33)	(1,640)
Transfer from/(to) other items	640	1,847	129	(2,616)	0
Exchange rate adjustments	(7)	(16)	(22)	(13)	(58)

Cost at the end of 2007	12,208	15,564	2,289	2,547	32,608
Depreciation and impairment losses at the beginning of 2007	3,231	6,677	1,731	–	11,639
Depreciation for the year	500	1,302	226	–	2,028
Impairment losses for the year *)	30	25	26	735	816
Depreciation and impairment losses reversed on disposals during the year	(133)	(685)	(609)	(33)	(1,460)
Exchange rate adjustments	(10)	(2)	(8)	–	(20)

Depreciation and impairment losses at the end of 2007	3,618	7,317	1,366	702	13,003

Carrying amount at the end of 2007	8,590	8,247	923	1,845	19,605

2006
Cost at the beginning of 2006	10,017	12,670	2,492	5,195	30,374
Additions during the year	285	400	184	2,029	2,898
Disposals during the year	(90)	(770)	(165)	–	(1,025)
Transfer from/(to) other items	1,389	1,810	148	(3,347)	–
Exchange rate adjustments	(76)	(44)	(36)	(102)	(258)

Cost at the end of 2006	11,525	14,066	2,623	3,775	31,989
Depreciation and impairment losses at the beginning of 2006	2,817	5,957	1,659	–	10,433
Depreciation for the year	486	1,188	226	–	1,900
Impairment losses for the year	15	164	–	–	179
Depreciation and impairment losses reversed on disposals during the year	(62)	(593)	(125)	–	(780)
Exchange rate adjustments	(25)	(39)	(29)	–	(93)

Depreciation and impairment losses at the end of 2006	3,231	6,677	1,731	–	11,639

Carrying amount at the end of 2006	8,294	7,389	892	3,775	20,350

*)	Impairment losses of DKK 753 million relates to discontinuation of AERx®.

16	Investments in associated companies

DKK million	Harno Invest A/S	Other	2007	2006

Aggregated financial information of associated companies:
Sales	8	325	333	1,825
Net profit/(loss)	5,811	(867)	4,944	(782)
Total assets	1,693	1,888	3,581	4,272
Total liabilities	33	847	880	1,942

Novo Nordisk’s share of profit/(loss) in associated companies	1,503	(270)	1,233	(260)
Hereof unrealised capital gains/(losses)	18	(3)	15	(16)
Novo Nordisk’s carrying amount of investments in associated companies	159	341	500	788
Hereof Novo Nordisk’s carrying amount of goodwill related to investments in associated companies	0	69	69	82

Market values of shareholdings in listed associated companies:
– ZymoGenetics, Inc (NASDAQ symbol: ZGEN)		1,237	1,237	1,842
– Innate Pharma SA (Euronext symbol: IPH)		128	128	219

Novo Nordisk recorded in 2007 an income of DKK 1,518 million related to the divestment of the business activities in Dako A/S. As a shareholder in Harno Invest A/S (formerly Dako A/S) Novo Nordisk received a dividend of DKK 1,470 million in December 2007. The divested business activities in Harno Invest A/S contributed with a loss in the period from 1 January 2007 to 28 February 2007 of DKK 1 million. For the full year 2006 the divested business activities in Harno Invest A/S contributed with a loss of DKK 23 million.

Please refer to page 101 for a list of Novo Nordisk’s associated companies.

Novo Nordisk Annual Report 2007	69

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Consolidated financial statements | Notes – Consolidated balance sheet

17	Financial assets

DKK million	2007		2006

Financial assets classified as fair value through profit and loss:
– Derivative financial instruments (refer to note 35)	1,048		814

Available-for-sale financial assets:
– Listed shares	5		9
– Unlisted shares	107		91
– Bonds	1,486	*)	1,001

Loans:
– Amounts owed by affiliated companies	35		36
– Amounts owed by third parties	5		51

Total financial assets	2,686		2,002

*)	Danish AAA-rated mortgage bonds issued by Danish credit institutions governed by The Danish Financial Supervisory Authority.

Specification of financial assets:
Long-term (Other financial assets)	131	169
Current (Marketable securities and financial derivatives)	2,555	1,833

Total financial assets	2,686	2,002

Revaluation surplus on available-for-sale financial assets recognised in equity during the year	12	(27)
Bonds with maturity exceeding 12 months from the balance sheet date	985	–
Duration of the Group’s bond portfolio (years)	1.6	–
Redemption yield on the Group’s bond portfolio	4.4%	–

18	Inventories

DKK million	2007	2006

Raw materials and consumables	1,210	1,088
Work in progress	6,010	4,697
Finished goods	1,800	2,615

Total inventories	9,020	8,400

Indirect production costs included in work in progress and finished goods	4,418	4,104

Amount of write-down of inventories recognised as expense during the year	188	443

Amount of reversal of write-down
of inventories during the year	81	45

19	Trade receivables

DKK million	2007	2006

Trade receivables (gross)	6,634	5,622

Allowances for doubtful trade receivables:
Balance at the beginning of the year	459	419
Change in allowances during the year	119	55
Realised losses during the year	(36)	(15)

Balance at the end of the year	542	459

Total trade receivables	6,092	5,163

Trade receivables (net) are equal to an average credit period of (days)	53	49

Trade receivables (gross) can be specified as follows:
Not due	5,255	4,319

Overdue by:
Between 1 and 179 days	835	873
Between 180 and 359 days	182	184
More than 360 days	362	246

Total trade receivables (gross)	6,634	5,622

20	Other receivables

DKK million	2007	2006

Prepayments *)	602	835
Interest receivable	79	34
Amounts owed by affiliated companies	105	99
Other receivables	707	816

Total other receivables	1,493	1,784

*)	In 2007 prepaid costs of DKK 116 million were expensed in connection with the dis -continuation of AERx®.

70	Novo Nordisk Annual Report 2007

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Notes – Consolidated balance sheet

21	Share capital

DKK million	2007	2006

Development in share capital:
A share capital	107	107
B share capital	540	567

At the end of the year	647	674

The A share capital remained unchanged at DKK 107 million from 2003 to 2007. In 2007 the B share capital was reduced by DKK 27 million from DKK 567 million to DKK 540 million. In 2006 the B share capital was reduced by DKK 35 million from DKK 602 million to DKK 567 million. The B share capital remained 602 million from 2003 to 2005.

At the end of 2007 the share capital amounted to DKK 107,487,200 in A share capital (equal to 107,487,200 A shares of DKK 1) and DKK 539,472,800 in B share capital (equal to 539,472,800 B shares of DKK 1).

	Number of B shares of DKK 1*)	As % of share capital before cancellation		As % of share capital after cancellation		Market value DKK million

Treasury shares:
Holding at the beginning of the year	39,426,138	5.85%				9,285
Cancellation of treasury shares	(26,960,000)	(4.00%	)			7,786

Holding of treasury shares, adjusted for cancellation	12,466,138	1.85%		1.93%		2,936
Purchase during the year	15,537,012			2.40%		4,835
Sale during the year	(2,188,020)			(0.34%	)	(241)
Value adjustment						1,118

Holding at the end of the year	25,815,130			3.99%		8,648

*)	In 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1.

Acquisition of treasury shares during the year is part of the share buy-back programme of up to DKK 10 billion worth of Novo Nordisk B shares announced in January 2007, which was initiated in order to align the capital structure with the expected development in free cash flow. Sale of treasury shares relates to exercised share options.

At the end of the year 9,079,072 of the treasury B shareholding shares are regarded as hedge for the share-based incentive schemes.

22	Long-term debt

DKK million	2007	2006

Mortgage debt and other secured loans *)	504	658

Unsecured loans and other long-term loans **)	457	516

Total long-term debt	961	1,174

The debt is payable within the following periods as from the balance sheet date:
Between one and two years	0	159
Between two and three years	0	1
Between three and four years	457	1
Between four and five years	0	510
After five years	504	503

Total long-term debt	961	1,174

The debt is denominated in the following currencies:
DKK	2	3
EUR	502	657
USD	457	510
JPY	0	–
Other currencies	0	4

Total long-term debt	961	1,174

Adjustment of the above loans to market value at year-end 2007 would result in a loss of DKK 2 million (a loss of DKK 6 million in 2006).

*)	Terms to maturity between 2016–2022 and a weighted average interest rate of 4.96%
**)	Terms to maturity in 2011 and a weighted average interest rate of 4.94%

Novo Nordisk Annual Report 2007	71

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Consolidated financial statements | Notes – Consolidated balance sheet

23	Deferred income tax assets and liabilities

DKK million	2007	2006

At the beginning of the year	87	967
Deferred tax on profit for the year	(347)	(213)
Adjustment relating to previous years	(28)	(871)
Deferred tax on items recognised on equity	50	125
Addition regarding acquisition	7	–
Exchange rate adjustments	55	79

Total deferred tax (assets)/liabilities (net)	(176)	87

DKK million	Assets	Liabilities	2007 Total	Assets	Liabilities	2006 Total

Specification
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:
Property, plant and equipment	(451)	1,321	870	(188)	1,425	1,237
Intangible assets	(677)	1	(676)	(904)	141	(763)
Indirect production costs	–	1,103	1,103	–	1,149	1,149
Unrealised profit on intercompany sales	(1,643)	–	(1,643)	(1,561)	–	(1,561)
Allowances for doubtful trade receivables	(61)	1	(60)	(110)	–	(110)
Tax-loss carry-forward	(22)	–	(22)	(7)	–	(7)
Other	(1,188)	1,440	252	(915)	1,057	142

	(4,042)	3,866	(176)	(3,685)	3,772	87

Netting of deferred tax assets and deferred tax liabilities related to income taxes for which there is a legally enforceable right to offset	1,520	(1,520)	–	1,774	(1,774)	–

Total deferred tax (assets)/liabilities (net)	(2,522)	2,346	(176)	(1,911)	1,998	87

Unremitted earnings have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an immaterial income tax charge would result, based on the tax statutes currently in effect.

No deferred tax has been calculated on differences associated with investments in subsidiaries, branches and associates as the differences by nature are permanent differences. However, deferred tax has been calculated if the differences are tax deductible.

Tax-loss carry-forward

Deferred tax assets are recognised on tax-loss carry-forwards that represent income likely to be realised in the future. The deferred tax assets of a tax loss of DKK 224 million (DKK 214 million in 2006) have not been recognised in the Balance sheet. Hereof DKK 7 million expire within three years.

24	Retirement benefit obligations

Most employees in the Group are covered by post-employment retirement plans in the form of primarily defined contribution plans or alternatively defined benefit plans. Group com panies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regula tions, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States.

Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is un funded, a liability for the retirement obligation is recognised in the Group’s Balance sheet. In accordance with the Accounting Policies the costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs or Administrative expenses.

72	Novo Nordisk Annual Report 2007

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Notes – Consolidated balance sheet

24	Retirement benefit obligations (continued)

DKK million	2007	2006

Balance sheet obligations for:
Defined benefit pension plans	738	719
Post-employment medical benefits	147	219

Total retirement obligations	885	938

Income statement charge for:
Defined benefit pension plans	79	81
Post-employment medical benefits	30	30

Total income statement charge	109	111

The amounts recognised in the Balance sheet are determined as:
Present value of funded obligations	695	648
Fair value of plan assets	(566)	(495)

	129	153

Present value of unfunded obligations	190	290
Unrecognised actuarial gains/(losses) (net) on pension benefit plans	2	(74)
Unrecognised actuarial gains/(losses) (net) on post-employment medical plans	44	(36)
Unrecognised past service costs	(3)	(3)

Net liability in the Balance sheet	362	330

Amounts recognised in the Balance sheet for post-employment defined benefit pension plans and medical plans are predominantly non-current and are re -ported as either long-term assets or long-term liabilities.

Change/development in the retirement obligations of the year:
At the beginning of the year	938	875
Current service cost	91	107
Interest cost on pension obligation	32	30
Actuarial (gains)/losses	(151)	7
Past service costs	–	(2)
Benefits paid to employees	(23)	(26)
Addition regarding acquisition	31	–
Plan amendments	3	–
Other	–	(5)
Exchange rate adjustments	(36)	(48)

At the end of the year	885	938

DKK million	2007	2006

Change/development in the fair value of plan assets of the year:
At the beginning of the year	495	435
Expected return on plan assets	18	16
Actuarial gains/(losses)	3	3
Employer contributions	68	65
Benefits paid to employees	(10)	(17)
Addition regarding acquisition	1	–
Other	–	9
Exchange rate adjustments	(9)	(16)

At the end of the year	566	495

The Group expects to contribute DKK 61 million to its defined benefit pension plans in 2008.

Weighted average asset allocation of funded retirement obligations:
Equities	27%	27%
Bonds	56%	56%
Cash at bank	12%	12%
Property	5%	5%

Amounts recognised in the income statement for the year:
Current service cost	91	107
Interest cost on pension obligation	32	30
Expected return on plan assets	(18)	(16)
Actuarial (gains)/losses recognised in the year	1	4
Curtailment/settlement (gains)/losses	–	(18)
Past service cost	3	4

Total income statement charge	109	111

Actual return on plan assets	21	19

The weighted average assumptions used for computation and valuation of defined benefit plans and post-employment medical benefits are as follows:
Discount rate	4%	4%
Projected return on plan assets	4%	4%
Projected future remuneration increases	3%	3%
Healthcare cost trend rate	7%	10%
Inflation rate	2%	2%

For all major defined benefit plans actuarial computations and valuations are performed annually.

The following shows a five-year summary reflecting the funding of retirement obligations and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities:

DKK million	2007	2006	2005	2004	2003

Retirement obligations	885	938	875	609	500
Plan assets	(566)	(495)	(435)	(313)	(246)
Deficit/(surplus)	319	443	440	296	254
Actuarial (gains)/losses on plan assets	(3)	(3)	6	(2)	(1)
Actuarial (gains)/losses on plan liabilities	(151)	7	77	16	10

Novo Nordisk Annual Report 2007	73

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Consolidated financial statements | Notes – Consolidated balance sheet

25	Other provisions

DKK million	Provisions for returned products	Provisions for sales rebates	Other provisions	2007 Total	2006 Total

At the beginning of the year	609	1,775	983	3,367	2,719
Additional provisions *)	250	2,816	444	3,510	3,410
Adjustments to previous year’s provisions	(89)	(168)	(59)	(316)	(223)
Used during the year	(176)	(2,495)	(60)	(2,731)	(2,333)
Exchange rate adjustments	(1)	(184)	(5)	(190)	(206)

At the end of the year	593	1,744	1,303	3,640	3,367

Specification of other provisions:
Long-term	–	–	1,239	1,239	911
Current	593	1,744	64	2,401	2,456

Total other provisions	593	1,744	1,303	3,640	3,367

*) Under Other Provisions DKK 339 relates to discontinuation of AERx®.

Provisions for returned products:
Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents Management’s best estimate. The provision is expected to be used within the normal operating cycle.

Provisions for sales rebates:
In some countries the actual rebates depend on which customers purchase the products. Factors that complicate the rebate calculations are the identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of the rebate. Please refer to notes 3 and 5 for further information on rebates deducted from sales.

Other provisions:
Other provisions consist of various types of provisions including provisions for legal disputes, which represents Management’s best estimate. Please refer to note 36 for further information on commitments and contingencies.

26	Short-term debt and financial derivatives

DKK million	2007	2006

Bank loans and overdrafts	206	285
Long-term debt, amounts falling due within one year	154	12
Derivative financial instruments (refer to note 35)	45	41

Total short-term debt	405	338

The debt is denominated in the following currencies:

DKK	13	18
EUR	179	196
USD	108	57
JPY	11	11
Other currencies	94	56

Total short-term debt	405	338

At year-end, the Group had undrawn committed credit facilities amounting to DKK 7,457 million (DKK 7,456 million in 2006). The undrawn committed credit facilities consist of a EUR 400 million and a EUR 600 million facility committed by a number of Danish and international banks. The facilities mature in 2009 and 2012 respectively.

27	Other liabilities

DKK million	2007	2006

Employee costs payable	2,025	1,857
Taxes and duties payable	346	447
Accruals and deferred income	122	81
Amounts owed to affiliated companies	93	86
Other payables	2,373	2,392

Total other liabilities	4,959	4,863

74	Novo Nordisk Annual Report 2007

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Notes – Consolidated cash flow and financial resources

28	Other adjustments for non-cash items

DKK million	2007	2006	2005

Share-based payment costs	130	113	223
Increase/(decrease) in provisions	490	889	890
(Gain)/loss from sale of property, plant and equipment	140	134	(64)

Change in allowances for doubtful trade receivables	119	65	72
Unrealised (gain)/loss on shares and bonds etc	54	(7)	37
Unrealised foreign exchange (gain)/loss	37	(143)	96
Share of (profit)/loss in associated companies	300	244	127
Recognised income of divestment of business activities in the associated company, Harno Invest A/S	(1,518)	–	–
Unrealised capital gain on investments in
associated companies	(15)	16	(186)
Other, including difference between average exchange rate and year-end exchange rate	(46)	(352)	(86)

Other adjustments for non-cash items	(309)	959	1,109

29	Cash flows from acquisition of subsidiaries and business units

DKK million	2007	2006	2005

Intangible assets	44	–	8
Property, plant and equipment	9	–	345
Other long-term assets	18	–	–
Current assets	149	–	5
Long-term liabilities	(37)	–	–
Current liabilities	(176)	–	(8)

Net assets acquired	7	–	350

Goodwill on acquisition	52	–	–

Consideration paid	(59)	–	(350)

Acquired cash and cash equivalents	–	–	–

Net cash flow	(59)	–	(350)

Please refer to note 2 for further information.

30	Cash and cash equivalents

DKK million	2007	2006	2005

Cash at the end of the year	4,823	3,270	3,303

Short-term bank loans and overdrafts at the end of the year (refer to note 26)	(206)	(285)	(820)

Cash and cash equivalents at the end of the year	4,617	2,985	2,483

At the end of 2007, 2006 and 2005 there were no marketable securities with original maturity of less than three months.

Novo Nordisk Annual Report 2007	75

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Consolidated financial statements | Notes – Additional information

31	Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objective and policies for the company’s financial risk management are outlined in the Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of allowed financial instruments and risk limits.
     Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk within Novo Nordisk and as such has a significant impact on the Income statement and the Balance sheet.
     The major part of Novo Nordisk’s sales is in EUR, USD, JPY and GBP, while a predominant part of production, research and development costs is carried in DKK. As a consequence Novo Nordisk’s foreign exchange risk is most significant in USD, JPY and GBP, leaving out EUR for which the exchange risk is regarded as low due to the Danish fixed-rate policy vis-à-vis the EUR.
     The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctua tions, thereby increasing the predictability of the financial results.
     Novo Nordisk hedges existing assets and liabilities in major currencies as well as future expected cash flows up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.
     USD depreciated during 2007 versus DKK ending with a 10.4% decrease. In 2006 the USD depreciated by 10.5% versus DKK. In 2007, the JPY depreciated by 5.5% whereas the GBP depreciated by 8.6%, both versus DKK. In 2006, the JPY depreciated by 11.5% whereas the GBP appreciated by 2.0%.
     At year-end 2007, Novo Nordisk has covered the foreign exchange exposures on the Balance sheet together with 16 months of expected future cash flow in USD. For JPY and GBP the equivalent cover was 15 months and 10 months of expected future cash flow respectively. At the end of 2006, the USD cover was 16 months, and for JPY and GBP the cover was 12 months and 11 months respectively.
     A 5% change in the following currencies will have a full-year impact on operating profit of approximately:

	Estimated	Estimated
	for	for
DKK million	2008	2007 *)

USD	470	400
JPY	140	150
GBP	85	90
USD-related currencies	100	90

*)	Definition of “USD-related currencies” have been changed to CAD, CNY in 2008 from ARS, BRL, CAD, CNY, MXN, SGD, TWD, INR in 2007. Comparative figures for 2007 have been changed accordingly.

At the end of 2007 a 5% increase in all other currencies versus EUR and DKK would result in a decrease of the value of the net financial instruments of the Group, of approximately DKK 714 million (DKK 644 million in 2006). A 5% decrease in all other currencies versus EUR and DKK would result in an increase of the value of the net financial instruments of the Group of approximately DKK 772 million (DKK 693 million in 2006).

     The financial instruments included in the foreign exchange sensitivity analysis are the Group’s cash, accounts receivable and payable, short- and long-term loans, short- and long-term financial investments, foreign exchange forwards and foreign exchange options hedging transaction exposure. Furthermore, interest rate swaps and cross-currency swaps are included. Not included are anticipated currency transactions, investments and fixed assets. Cross-currency swaps hedging translation exposure are excluded from the sensitivity analysis, as the effects of changing exchange rates hereon are recognised directly under shareholders’ funds.
     Novo Nordisk only hedges invested equity in major foreign affiliates to a limited extent. Equity hedging takes place using long-term cross-currency swaps. At the end of 2007, hedged equity made up 12% of the Group’s JPY equity. At the end of 2006, 14% of the Group’s JPY equity was hedged.

Interest rate risk
Changes in the interest rates have a limited effect on Novo Nordisk’s financial instruments. At the end of 2007, an increase in the interest rate level of one percentage point would, everything else being equal, increase the fair value of Novo Nordisk’s financial instruments by DKK 15 million (DKK 53 million in 2006).
     DKK and EUR interest rates rose steadily during the first half of 2007, whereas the second half of 2007 was much more volatile with an overall declining trend. The Danish two-year bond yield was 4.23% at the end of 2007, up from 3.94% at the end of 2006.
     The financial instruments included in the sensitivity analysis consist of marketable securities, deposits, short- and long-term loans, interest rate swaps and cross-currency swaps. Not included are foreign exchange forwards and foreign exchange options due to the limited effect that interest rate changes have on these instruments.

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios, and uncommitted as well as committed facilities.

Counterparty risk
The use of derivative financial instruments and money market deposits gives rise to counterparty exposure. To manage and reduce the credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts with financial counterparties having a satisfactory long-term credit rating assigned by international credit rating agencies. Money market deposits are only entered into with financial counterparts having a satisfactory credit rating. The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings.
      Credit risk on Trade and Other receivables is limited as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers.

Capital structure
Novo Nordisk’s capital structure is characterised by a substantial equity ratio. This is in line with the general capital structure of the pharmaceutical industry and reflects the inherent long-term investment horizons in an industry with typically more than 10 years’ development time for pharmaceutical products.
     Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 67.4% by the end of the year (67.4% at the end of 2006).

76	Novo Nordisk Annual Report 2007

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Notes – Additional information

32	Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark).

In 2000, the Novozymes Group was demerged from the Novo Nordisk Group with Novo A/S retaining a controlling shareholding.

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novozymes Group (due to the shared controlling shareholder, Novo A/S), asso ciated companies, the Board of Directors and officers of these entities and Management of Novo Nordisk. Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated annually.

The Group has had the following material transactions with related parties:

	2007	2006
	Purchase/	Purchase/
DKK million	(sale)	(sale)

Novo Nordisk Foundation
Donations to the Group	(30)	(29)

Novo A/S
Services provided by the Group	(15)	(14)
Services provided by Novo A/S	1	40
Purchase of Novo Nordisk B shares	2,090	1,835
Net balance	3	0

The Novozymes Group
Services provided by the Group	(253)	(207)
Services provided by the Novozymes Group	159	157
Net balance	14	30

Associated companies
Purchased intangible assets, fees and royalties etc paid to associated companies by Novo Nordisk	63	70

There have not been any material transactions with any director or officer of Novo Nordisk, the Novozymes Group, Novo A/S, the Novo Nordisk Founda tion or associated companies. For information on remuneration to Manage ment of Novo Nordisk A/S, please refer to note 34.

Apart from the balances included in the Balance sheet under Other financial assets, Other receivables and Other liabilities, there are no material unsettled trans actions with related parties at the end of the year.

Novo Nordisk Annual Report 2007	77

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Consolidated financial statements | Notes – Additional information

33	Share-based payment schemes

Long-term share-based incentive programme
For a description of the programme please refer to page 44–45.

In 2007, the allocation to the bonus pool for the Senior Management Board amounts to DKK 43 million, corresponding to 6.5 months’ salary. This amount has been expensed in 2007. The cash amount has been converted into 166,445 Novo Nordisk B shares of DKK 1 using a share price of DKK 256.5, equal to the adjusted average trading price for Novo Nordisk B shares on the OMX Nordic Exchange Copenhagen from 31 January to 14 February 2007. Based on the split of participants at the establishment of the bonus pool, approximately 35% of the pool will be allocated to the members of Executive Management and 65% to the members of the Senior Management Board.
     The shares allocated to the bonus pool for 2004 (252,688 shares) were released to the individual participants following the approval of the Annual Report for 2007 by the Board of Directors on 30 January 2008.
     The total number of shares in the bonus pool relating to the years 2005, 2006 and 2007 now amounts to 659,971 shares split in the following way:

Year allocated to pool	Number of shares	Vesting

2005	232,026	2009
2006	261,500	2010
2007	166,445	2011

	659,971

For the management group below the Senior Management Board, a similar share-based incentive programme was introduced in 2007. The allocation to the bonus pool for this group consisting of approximately 500 employees was DKK 135 million in 2007, corresponding to 527,665 shares. The cost of this allo -cation will be amortised equally over the period 2007–2010.

Share options
Novo Nordisk had established share option schemes in 1998–2006 with the pur pose of motivating and retaining qualified management group and to ensure common goals for management and the shareholders. Each option gives the right to purchase one Novo Nordisk B share. All share options are hedged by treasury shares. No options were granted in 2007 as the future long-term incentive programme from 2007 onwards will be based directly on shares.
     The options are exercisable three years after the issue date and will expire after eight years. For options granted based on performance targets for the financial years 1997–1999, the exercise price was equal to the market price of the Novo Nordisk B share at the time of issuance. The exercise price for options granted based on performance targets for the financial years 2000–2006 was equal to the market price of the Novo Nordisk B share at the time when the plan was established. The options can only be settled in shares.

Assumptions
The market value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.

The assumptions used are shown in the table below:

	2007	2006	2005

Expected life of the option in years (average)	6	6	6

Expected volatility	21%	17%	15%

Expected dividend per share (in DKK)	4.50	3.50	3.00

Risk-free interest rate
(based on Danish government bonds)	4.25%	3.60%	3.25%

Novo Nordisk B share price
at the date of grant	NA	195	160

Novo Nordisk B share price
at the end of the year	335.0	235.5	177.5

Share-based payment expensed in the Income statement	130	113	223

Share options on Novozymes shares
Options granted prior to the demerger of Novozymes A/S in 2000 have been split into one Novo Nordisk option and one Novozymes option. At the end of the year, the Group’s outstanding Novozymes options amount to 45,367 with an average exercise price of DKK 101 per share of DKK 10 and a market value of DKK 22 million. These options are hedged by the Group’s holding of Novozymes A/S B shares.

78	Novo Nordisk Annual Report 2007

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Notes – Additional information

33	Share-based payment schemes (continued)

		Average exercise	Market value	Market
		price per option	per option	value
Outstanding share options in Novo Nordisk	Share options	DKK	DKK	DKK million

Outstanding at the end of 2004	8,891,302	114	50	439

Granted in respect of 2005 (issued on 31 January 2006)	1,640,468	153	29	47
Employee share options (issued Oct–Dec 2005) *)	227,080	0	156	35
Exercised in 2005:
of 1997 Ordinary share option plan	(19,000)	95	50	(1)
of 1998 Ordinary share option plan	(103,000)	63	50	(5)
of 1999 Ordinary share option plan	(207,334)	99	50	(10)
of 2000 Ordinary share option plan	(183,248)	99	50	(9)
of Launch-share option plan	(268,080)	99	50	(13)
Expired/cancelled in 2005	(26,416)	114	50	(1)
Value adjustment **)				152

Outstanding at the end of 2005	9,951,772	119	64	634

Granted in respect of 2006 (issued on 31 January 2007)	2,229,084	175	45	99
Exercised in 2006:
of 1997 Ordinary share option plan	(27,000)	95	64	(2)
of 1998 Ordinary share option plan	(161,500)	63	64	(10)
of 1999 Ordinary share option plan	(270,400)	99	64	(17)
of 2000 Ordinary share option plan	(280,416)	99	64	(18)
of Launch-share option plan	(845,880)	99	64	(54)
of 2001 Ordinary share option plan	(283,600)	166	64	(18)
of 2002 Launch-share option plan	(36,000)	161	64	(2)
of 2005 Employee share options *)	(350)	0	64	0
Expired/cancelled in 2006	(179,306)	119	64	(11)
Value adjustment **)				519

Outstanding at the end of 2006	10,096,404	134	111	1,120

Exercised in 2007:
of 1998 Ordinary share option plan	(73,000)	63	111	(8)
of 1999 Ordinary share option plan	(287,434)	99	111	(32)
of 2000 Ordinary share option plan	(306,800)	99	111	(34)
of 2001 Ordinary share option plan	(356,280)	166	111	(40)
of Launch-share option plan	(138,680)	99	111	(15)
of 2001 Launch-share option plan	(21,528)	166	111	(2)
of 2002 Launch-share option plan	(16,048)	161	111	(2)
of 2003 Ordinary share option plan	(979,010)	98	111	(109)
of 2005 Employee share options *)	(840)	0	111	0
Expired/cancelled in 2007	(278,036)	134	111	(31)
Value adjustment **)				688

Outstanding at the end of 2007	7,638,748	140	201	1,535

*)	Granted to employees in some countries outside of Denmark with a benefit equal to the employee-share benefit obtained by employees in the rest of the world.
**)	The market value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

Novo Nordisk Annual Report 2007	79

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Consolidated financial statements | Notes – Additional information

33	Share-based payment schemes (continued)

Exercisable and outstanding share options in Novo Nordisk	Issued share options	Exercised share options	Expired/ cancelled	Outstanding/ exercisable share options	Exercise price DKK	Exercise period

1998 Ordinary share option plan *)	710,000	(591,166)	(118,834)	0	63	25/3 2002 – 24/3 2007
1999 Ordinary share option plan	1,375,000	(1,065,500)	(153,000)	156,500	99	24/3 2003 – 23/3 2008
2000 Ordinary share option plan	1,526,000	(1,056,630)	(46,504)	422,866	99	22/2 2004 – 21/2 2009
2001 Ordinary share option plan	1,369,960	(639,880)	(86,788)	643.292	166	8/2 2005 – 7/2 2010
2000 Launch-share option plan *)	1,437,200	(1,437,200)	–	0	99	1/2 2004 – 31/1 2007
2001 Launch-share option plan	21,528	(21,528)	–	0	166	8/2 2005 – 7/2 2010
2002 Launch-share option plan	52,048	(52,048)	–	0	161	7/2 2006 – 6/2 2011
2003 Ordinary share option plan	2,185,000	(979,010)	(77,666)	1,128,324	98	6/2 2007 – 5/2 2012

Exercisable at the end of 2007	8,696,736	(5,842,962)	(482,792)	2,350,982

2004 Ordinary share option plan	1,618,832	–	(110,000)	1,508,832	134	31/1 2008 – 30/1 2013
2005 Ordinary share option plan	1,640,468	–	(123,768)	1,516,700	153	31/1 2009 – 30/1 2014
2005 Employee share options **)	227,080	(1,190)	(51,240)	174,650	0	1/11 2008 – 31/12 2008
2006 Ordinary share option plan	2,229,084	–	(141,500)	2,087,584	175	31/1 2010 – 30/1 2015

Outstanding at the end of 2007 ***)	14,392,200	(5,844,152)	(909,300)	7,638,748

*)	For 3,750 1998 Ordinary share options and 35,560 2000 Launch-share options, the Board of Directors had extended the exercise period to 3 August 2007.
**)	Granted to employees in some countries outside of Denmark with a benefit of the 2005 employee share programme equal to the employee-share benefit obtained by employees in the rest of the world.
***)	All stock options will vest if there is a change of control of Novo Nordisk A/S, cf. note 36 Commitments and contingencies.

Average market price of Novo Nordisk B shares per trading period in 2007	Average market price DKK	Exercised share options

31 January – 14 February	256.5	1,094,120
2 May – 16 May	285.5	612,990
3 August – 17 August	297.0	215,160
31 October – 14 November	312.5	257,350

Total exercised options		2,179,620

80	Novo Nordisk Annual Report 2007

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Notes – Additional information

34	Management‘s remuneration, share options and shareholdings

For information on the Board of Directors, the members of Executive Management and of the Senior Management Board, please refer to pages 46–48 of the Annual Report.

Fee to the Board of Directors and the Audit Committee

	Board of	Audit	2007	Board of	Audit	2006
DKK million	Directors	Committee	Total	Directors	Committee	Total

Mads Øvlisen (Chairman of the Board until 8 March 2006)	–	–	–	0.2	–	0.2
Sten Scheibye (Chairman of the Board from 8 March 2006,
Vice chairman of the Board until 8 March 2006)	1.0	–	1.0	0.7	–	0.7
Göran A. Ando (Vice-chairman of the Board and R&D facilitator
from 8 March 2006, board member until 8 March 2006)	0.6	–	0.6	0.6	–	0.6
Kurt Anker Nielsen (Chairman of the Audit Committee)	0.4	0.5	0.9	0.3	0.4	0.7
Other Board of Directors/Audit Committee members	3.2	0.4	3.6	2.4	0.3	2.7

Total	5.2	0.9	6.1	4.2	0.7	4.9

Executive Management and the Senior Management Board

	Fixed salary	Cash bonus*)	Pensions	Car allowance etc	Share-based payment	Total remuneration
DKK million

2007
Executive Management:
Lars Rebien Sørensen	6.0	2.0	2.0	0.3	–	10.3
Jesper Brandgaard	3.5	1.2	1.2	0.3	–	6.2
Lise Kingo	3.2	1.1	1.1	0.3	–	5.7
Kåre Schultz **)	5.3	1.7	1.3	1.3	–	9.6
Mads Krogsgaard Thomsen	3.5	1.2	1.2	0.3	–	6.2

Executive Management in total	21.5	7.2	6.8	2.5	–	38.0

Senior Management Board in total ****)	48.6	17.6	14.9	7.4	–	88.5

Share bonus pool *****)					42.7	42.7

2006
Executive Management:
Lars Rebien Sørensen	5.7	1.9	2.0	0.3	–	9.9
Jesper Brandgaard	3.1	1.1	1.0	0.3	–	5.5
Lars Almblom Jørgensen ***)	0.7	–	0.4	0.1	–	1.2
Lise Kingo	2.9	1.0	1.0	0.3	–	5.2
Kåre Schultz **)	4.7	1.7	1.2	1.6	–	9.2
Mads Krogsgaard Thomsen	3.1	1.1	1.0	0.3	–	5.5

Executive Management in total	20.2	6.8	6.6	2.9	–	36.5

Senior Management Board in total ****)	39.8	13.3	10.7	5.3	–	69.1

Share bonus pool *****)					45.8	45.8

*)	As from Annual Report 2007 Cash bonus disclosed for 2007 is the expected bonus payment in 2008 relating to performance in 2007. The disclosure for Cash bonus disclosed for 2006 has been changed accordingly to bonus paid out in 2007 relating to performance in 2006.
**)	The total remuneration in 2006 and 2007 is reflecting costs in relation to Kåre Schultz’ expatriation to Switzerland. Out of the total remuneration approximately 12% related to cost compensation and associated tax effects of being expatriated. Fixed salary for 2006 is adjusted to appropriately reflect the tax implications of the expatriation.
***)	In addition, Lars Almblom Jørgensen received severance package in 2006 amounting to DKK 16.5 million.
****)	The total remuneration for 2007 includes remuneration to 25 Senior Vice Presidents of which 5 resigned during the year. The total remuneration for 2006 includes remuneration to 22 Senior Vice Presidents and no one resigned during the year.
*****)	The share bonus pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the bonus pool, approximately 35% of the pool will be allocated to the members of Executive management and 65% to the member of the Senior Management Board (2006: 37% and 63% respectively). In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

Novo Nordisk Annual Report 2007	81

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Consolidated financial statements | Notes – Additional information

34	Management‘s remuneration, share options and shareholdings (continued)

The shares allocated to the bonus pool for 2004 (252,688 shares) were released to the individual participants following the approval by the Board of Directors on 30 January 2008. Based on the share price at the end of 2007, the value of the released shares is as follows:

		Market value*)
Value of shares released in 2008	No of shares	DKK million

Executive Management:
Lars Rebien Sørensen	26,138	8.8
Jesper Brandgaard	17,426	5.8
Lise Kingo	17,426	5.8
Kåre Schultz	17,426	5.8
Mads Krogsgaard Thomsen	17,426	5.8

Executive Management in total	95,842	32.0

Senior Management Board in total	156,846	52.5

*)	The market value of the shares released in 2008 is based on Novo Nordisk B share price at the end of 2007 of DKK 335.

The remuneration package for members of the Senior Management Board employed in foreign subsidiaries differs from the general package in respect of other benefit and bonus schemes included in the package in order to ensure an attractive package compared to local conditions. In addition, Executive Management and Senior Management Board members receive ordinary allowances in connection with business travelling, conferences and education etc, which are based on reimbursement of actual costs.

The members of Executive Management are, in the event of termination by the Company or by the individual due to a merger, acquisition or takeover by an external company, entitled to a severance payment of up to 36 months’ salary plus pension contributions. This equals amounts between DKK 11.7 million and DKK 23.4 million.

Lars Rebien Sørensen serves as a member of the Board of Directors of ZymoGenetics, Inc and does not retain the compensation. Lars Rebien Sørensen furthermore serves as a member of the Supervisory Board of Bertelsmann AG and retains the remuneration of EUR 59 thousand in 2007 (EUR 58 thousand in 2006) and as a member of the Supervisory Board of DONG Energy and retains the remuneration of DKK 113 thousand in 2007 (DKK 0 in 2006). Lise Kingo serves as a member of the Board of Directors of GN Store Nord A/S and retains the remuneration of DKK 350 thousand (DKK 200 thousand in 2006). Mads Krogsgaard Thomsen serves as a member of the Board of Directors of Cellartis AB and DTU and retains the remuneration of SEK 25 thousand (SEK 50 thousand in 2006) from Cellartis AB and DKK 60 thousand (DKK 50 thousand in 2006) from DTU. Jesper Brandgaard serves as a member of the Board of Directors of SimCorp A/S and retains the remuneration of DKK 203 thousand in 2007 (DKK 0 in 2006). Kåre Schultz serves as a member of the Board of Directors of Lego A/S and retains the remuneration of DKK 171 thousand (DKK 0 in 2006).

Management’s share options

	At the beginning of the year	Exercised during the year	Additions during the year	At the end of the year	Market value*) DKK million
Share options in Novo Nordisk

Executive Management:
Lars Rebien Sørensen	127,000	36,000	–	91,000	19.5
Jesper Brandgaard	85,060	38,560	–	46,500	10.0
Lise Kingo	41,000	21,000	–	20,000	4.7
Kåre Schultz	57,500	23,000	–	34,500	7.2
Mads Krogsgaard Thomsen	90,560	44,060	–	46,500	10.0

Executive Management in total	401,120	162,620	–	238,500	51.4

Senior Management Board in total **)	546,078	327,528	105,350	323,900	66.6

Total	947,198	490,148	105,350	562,400	118.0

*)	Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 33.
**)	Additions during the year cover the holdings of share options by Senior Management Board members appointed in 2007.

82	Novo Nordisk Annual Report 2007

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Notes – Additional information

34	Management‘s remuneration, share options and shareholdings (continued)

Management’s holding of Novo Nordisk shares
The internal rules for board members’, executives’ and certain employees’ trading in Novo Nordisk securities only permit trading in the 15-calendar-day period following each quarterly announcement.

	At the beginning of the year	Purchased during the year	Sold during the year	At the end of the year	Market value DKK million	*)
Shares in Novo Nordisk

Board of Directors:
Sten Scheibye	800	–	–	800	0.3
Göran A. Ando	–	1,200	–	1,200	0.4
Anne Marie Kverneland	3,320	–	–	3,320	1.1
Henrik Gürtler	–	–	–	–	–
Johnny Henriksen	660	–	–	660	0.2
Jørgen Wedel	8,000	–	–	8,000	2.7
Kurt Anker Nielsen **)	80,904	–	18,000	62,904	21.1
Kurt Briner	–	–	–	–	–
Niels Jacobsen	22,000	–	–	22,000	7.4
Stig Strøbæk	320	–	–	320	0.1
Søren Thuesen Pedersen	520	–	400	120	0.0

Board of Directors in total	116,524	1,200	18,400	99,324	33.3

Executive Management:
Lars Rebien Sørensen	820	36,000	36,000	820	0.3
Jesper Brandgaard	320	38,560	38,560	320	0.1
Lise Kingo	3,230	21,000	24,110	120	0.0
Kåre Schultz	320	23,000	23,000	320	0.1
Mads Krogsgaard Thomsen	320	44,060	44,060	320	0.1

Executive Management in total	5,010	162,620	165,730	1,900	0.6

Senior Management Board in total	59,706	213,528	250,198	23,036	7.7

Share bonus pool for Executive Management and Senior Management Board ***)	746,214	166,445	–	912,659	305.7

Total	927,454	543,793	434,328	1,036,919	347.3

*)	Calculation of the market value is based on the quoted share prices of DKK 335 at the end of the year.
**)	In addition to the shareholdings, Kurt Anker Nielsen has share options in Novo Nordisk, issued by Novo A/S. At the end of 2007, 42,000 of these options were outstanding.
***)	The annual allocation to the share bonus pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants at the establishment of the bonus pool, between 35–40% of the pool will be allocated to the members of Executive Management and between 60–65% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

Novo Nordisk Annual Report 2007	83

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Consolidated financial statements | Notes – Additional information

35	Derivative financial instruments

Novo Nordisk uses a number of financial instruments to hedge currency exposure and, in line with the Group’s treasury policies, Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk’s currency hedging activities are categorised into hedging of forecasted transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments.

Hedging of forecasted transactions
The table below shows the fair value of cash flow hedging activities for 2007 and 2006 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting under IAS 39 ‘Financial instruments’ is recognised directly under equity until the hedged items are recognised in the Income statement. At year-end a gain of DKK 691 million is deferred via equity (a gain of DKK 420 million in 2006). The fair values of the financial instruments not qualifying for hedge accounting under IAS 39 are recognised directly in the Income statement.

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39

		2007			2006

	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end

DKK million

Forward contracts, net sales:
USD	10,043	534	–	7,029	254	–
JPY	2,765	88	–	1,847	129	–
GBP	840	34	–	896	–	17
Other	357	–	7	357	20	–

Total forward contracts	14,005	656	7	10,129	403	17

Cross currency and interest rate swaps:
EUR/EUR *)	251	17	–	319	14	–
EUR/USD *)	504	25	–	460	20	–

Total cross currency and interest rate swaps	755	42	–	779	34	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39	14,760	698	7	10,908	437	17

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39, but for which hedge accounting is not applied

Cross currency and interest rate swaps:
DKK/DKK	310	–	7	310	–	14
EUR/EUR *)	–	–	8	183	–	1
EUR/USD *)	–	–	51	44	2	–
JPY/JPY	–	–	–	380	2	–
JPY/DKK	314	101	–	314	99	–

Total hedging of forecasted transactions qualifying for hedge accounting under IAS 39, but for which hedge accounting is not applied	624	101	66	1,231	103	15

*)	For financial instruments including both currency and interest rate swaps, hedge accounting is applied for the interest rate part whereas hedge accounting is not applied for the currency part.
The contract value is disclosed only in the upper table.

Financial instruments hedging forecasted transactions, but not qualifying for hedge accounting under IAS 39

Currency options:
EUR/USD (purchased USD put)	2,498	44	–	1,536	13	–
EUR/JPY (purchased JPY put)	224	3	–	–	–	–

Total hedging of forecasted transactions not qualifying for hedge accounting under IAS 39	2,722	47	–	1,536	13	–

Total hedging of forecasted transactions	18,106	846	73	13,675	553	32

84	Novo Nordisk Annual Report 2007

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Notes – Additional information

35	Derivative financial instruments (continued)

	2007	2006

The financial contracts existing at the end of the year (cash flow hedges)
are expected to be recognised in the Income statement within the following number of months:
USD	16 months	16 months
JPY	15 months	12 months
GBP	10 months	11 months

The cash flows covered by the above financial contracts are expected to occur within the following number of months:
USD	17 months	18 months
JPY	16 months	13 months
GBP	13 months	13 months

The maturity of the swaps existing at the end of 2007 is December 2011 and December 2012 (December 2007, December 2011 and December 2012 at the end of 2006) and the interest margins are (0.57%) to 4.05% ((1.46%) to 4.05% at year-end 2006).

Hedging of assets and liabilities
The table below shows the fair value of fair value hedging activities for 2007 and 2006 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement amounting to a gain of DKK 221 million in 2007 (a gain of DKK 248 million in 2006). As the hedges are highly effective the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

		2007			2006

	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end

DKK million

Forward contracts, net sales:
USD	1,937	145	–	3,137	166	–
JPY	679	55	–	810	86	–
GBP	389	22	–	312	–	9
Other	276	4	5	1,795	5	–

Total forward contracts	3,281	226	5	6,054	257	9

Total hedging of assets and liabilities	3,281	226	5	6,054	257	9

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, i.e. assets and liabilities in USD, JPY and GBP.

Novo Nordisk Annual Report 2007	85

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Consolidated financial statements | Notes – Additional information

35	Derivative financial instruments (continued)

Hedging of net investments in foreign subsidiaries
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2007 and 2006 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly under equity, amounting to DKK 9 million in 2007 (DKK 4 million in 2006). All changes relating to interest rates are recognised in the Income statement, amounting to DKK 1 million in 2007 (DKK 0 million in 2006).

		2007			2006

	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end

DKK million

Cross currency swaps:
JPY/DKK	100	9	–	100	4	–

Total hedging of net investments in foreign subsidiaries	100	9	–	100	4	–

The maturity of the swap existing at the end of 2007 is October 2009 (October 2009 at the end of 2006) and the interest margin is 2.94% (2.94% at year-end 2006).

The financial contracts existing at the end of the year hedge the following share of the major net investments:

	2007		2006
DKK million	Net investment	% covered	Net investment	% covered

USD	2,017	0%	1,906	0%
JPY	746	12%	691	14%
GBP	204	0%	159	0%
EUR *)	10,238	0%	4,399	0%
Other	3,746	0%	3,511	0%

Total	16,951		10,666

*)	Including subsidiaries with EUR as functional currency regardless of the local currency in the subsidiary.

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk.

		2007			2006

	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end	Contract amount at year-end	Positive fair values at year-end	Negative fair values at year-end

DKK million

Currency-related instruments:
Forward contracts	17,286	882	12	16,183	660	26
Currency options	2,722	47	–	1,536	13	–
Cross currency swaps	918	143	59	918	125	–

Total currency-related instruments	20,926	1,072	71	18,637	798	26

Interest-related instruments:
Interest rate swaps	561	9	7	1,192	16	15

Total interest-related instruments	561	9	7	1,192	16	15

	21,487	1,081	78	19,829	814	41

Financial instruments with both positive and negative fair values recognised net in the balance	–	(33)	(33)	–	–	–

Total derivative financial instruments included in marketable securities and in short-term debt	21,487	1,048	45	19,829	814	41

The fair values at year-end are recognised in:
Income statement		374	71		373	24
Equity:
– Cash flow hedges		698	7		437	17
– Equity swaps (included in exchange rate adjustment
of investments in subsidiaries)		9	–		4	–

Total fair values		1,081	78		814	41

86	Novo Nordisk Annual Report 2007

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Notes – Additional information
36	Commitments and contingencies

DKK million	2007	2006

Commitments

Operating lease commitments
The operating lease commitments below are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 55% of the commitments are related to leases outside Denmark. The lease costs for 2007 and 2006 were DKK 886 million and DKK 806 million respectively.

Lease commitments expiring within the following periods as from the balance sheet date:
Within one year	728	651
Between one and two years	609	553
Between two and three years	445	437
Between three and four years	355	339
Between four and five years	312	286
After five years	719	602

Total	3,168	2,868

Purchase obligations	2,018	1,595

The purchase obligations primarily relate to contractual obligations to investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods.Novo Nordisk expects to fund these commitments with existing cash and cash flows from operations. The figure for 2006 includes DKK 660 million related to purchase obligations of energy in a houseowners’ association/energy guild which is consolidated in the Annual Report. In 2006 this amount was not included in the Annual Report.

Obligations relating to research and development projects	2,471	2,313

Novo Nordisk has engaged in research and development projects with a number of external corporations. The major part of the obligations comprises fees on the NovoSeven® expansion programmes and liraglutide.

Other guarantees	347	215

Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property.

Security for debt	2,166	2,025

Land, buildings and equipment etc at carrying amount.

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002 the shareholders agreed on a donation to the World Diabetes Foundation, obligating Novo Nordisk A/S for a period of 10 years from 2001 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year. However, annual donations shall not exceed the lower of DKK 65 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question. The donation of DKK 65 million in 2007 is recognised in the Income statement.

Contingencies

See note 3 for the principles for making accounting estimates and judgments about pending and potential future litigation outcomes.

Pending litigation against Novo Nordisk
As of January 21, 2008 Novo Nordisk Inc, along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 45 individuals (as compared to 43 individuals in January 2007) who allege to have used a Novo Nordisk hormone therapy pro duct. These pro ducts (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, 27 individuals (as compared to 21 individuals in January 2007) currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product.
     Novo Nordisk does not have any court trials scheduled for 2008 and does not presently expect to have a trial scheduled before Q3 2008. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

In November 2006, Novo Nordisk A/S and its Italian affiliate Novo Nordisk Farmaceutici s.p.a were sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti s.p.a. (‘Menarini’) in the Civil Court in Rome. Menarini alleges that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, in the alternative, has incurred a pre-contractual or extra contractual liability arising from negotiations between the parties.
     Novo Nordisk disputes the claims made by Menarini. A hearing in the matter is scheduled to take place in April 2008. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position.

Novo Nordisk Inc is currently a defendant in five separate cases filed in the US alleging that Novo Nordisk and a number of other pharmaceutical com panies provided a false Average Wholesale Price for certain drugs covered by Medicaid. These cases have been brought by the State of Alabama, and the counties of Oswego, Erie, Schenectady and Orange, New York. Novo Nordisk was dismissed from a similar action brought by the State of Mississippi. Further, in 2005, Novo Nordisk was dismissed in 38 similar cases brought by counties in the State of New York. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

In March 2007, Novo Nordisk was informed that the Superior Court in Brazil reversed a decision from a lower court in an anti-dumping case against Novo Nordisk initiated by the Brazilian authorities. According to the decision Novo Nordisk had to pay anti-dumping duties and interest related to the period 2001–2005. Duties and interest have been deposited in Brazil and are re -cognised in the Annual Report. Novo Nordisk disputes the anti-dumping claim and has appealed the decision to the Supreme Court in Brazil. A decision is expected in 2008.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk
In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to the company’s US marketing and promotional practices. The company believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation. At this point in time, Novo Nordisk cannot determine or predict the outcome of the investigations. In addition, Novo Nordisk cannot predict how long the investigations will take or when the company will be able to provide additional information.

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Consolidated financial statements | Notes – Additional information

36	Commitments and contingencies (continued)

In February 2006, Novo Nordisk received a subpoena from the US Securities and Exchange Commission (SEC) calling for Novo Nordisk to produce documents relating to the United Nations Oil-for-Food Programme. Other companies have disclosed that they have received similar subpoenas. Novo Nordisk has been discussing the matter with the SEC and the US Department of Justice, and has fully cooperated with the US authorities. Further, since 21 September 2006, the Danish Prosecutor has investigated the possibility of disgorging profits earned under the Programme. Novo Nordisk can neither determine or predict the outcome of these investigations, nor predict how long they will take.
     At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position.

Other litigation proceedings
In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of management, settlement or continuation of these proceedings are not expected to have a material effect on the financial position.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liability in Novozymes A/S amounted to DKK 557 million (DKK 557 million in 2006).

Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two companies according to an agreement established in connection with the demerger in November 2000.

Disclosure regarding Change of Control
The EU Take-Over Directive, as partially implemented by the Danish Financial Statements Act contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

For information on the ownership structure of Novo Nordisk, please see ‘Share -holder information’ on pp 42–50. For information on change of control clauses in share option programmes please see pp 78–80 with note 33 ‘Share based payment schemes’, and in relation to employment contracts of executive mana -ge ment of Novo Nordisk, please see note 34 ‘Management’s remuneration, share options and shareholdings’ on pp 82–83.

In addition, Novo Nordisk discloses that the company has significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following implementation of a take -over bid. If effected, a takeover could – at the discretion of the counterparty –lead to the termination of such agreements and the loss of approximately 5% of Novo Nordisk’s turnover, corresponding to approximately 4% of Novo Nordisk‘s gross profit.

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Consolidated non-financial statements | Overview of non-financial reporting

This is the fourth year that Novo Nordisk reports on the company’s financial and non-financial performance in one, inclusive document, the Annual Report. Novo Nordisk continues the process to drive integration of the financial and non-financial perspectives to business and seeks to reflect this in the approach to reporting. In the absence of global standards for inclusive reporting, this approach takes its point of departure in current standards for mandatory, financial reporting and current guidelines for voluntary, non-financial reporting. The aim is to drive business performance and enhance shareholder value by exploring the interactions between financial and non-financial objectives. This entails alignment of key priorities, target-setting and definition of key performance indicators, in consultations that involve internal and external stakeholders.

The Annual Report is prepared in respect of current best practice and the principles of materiality, completeness and responsiveness. Stakeholder engagement informs the process, which also incorporates independent expert reviews of the company’s annual reporting. The selection of information included in the annual reporting reflects evolving priorities in response to business and societal challenges.

Based on engagements with stakeholders, this year’s annual status and regular updates of non-financial performance will be available online at novonordisk.com/sustainability. Click: Values in action

Defining materiality
It is Novo Nordisk’s responsibility to ensure that those areas are addressed in which the company has significant impact or where it has a responsibility to and ability to act. Novo Nordisk has sought inspiration in AccountAbility’s materiality test to define what is material to Novo Nordisk, what should be included in the Annual Report and on which grounds topics should be excluded. Applying the materiality test as a tool, sustainability-related issues are prioritised to be reported either in the printed Annual Report (most material; business critical), online (material, often to specific stakeholder interests) or not reported (not material). The same process applies for the assurance provider’s recommendations. Read the recommendations and Novo Nordisk’s response below and at novonordisk.com/sustainability. Click: Values in action

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for the annual reporting to Executive Management and the Board of Directors, and subsequently approved. In addition, Novo Nordisk’s external assurance provider is requested to assure whether the non-financial performance included in the Annual Report covers the material aspects. The conclusion is available in the Assurance Report on Non-financial Reporting 2007. Read more about how Novo Nordisk defines materiality at novonordisk.com/sustainability. Click: Values in action

Ongoing stakeholder engagement and trendspotting help identify new issues which are or could become material to Novo Nordisk. The Novo Nordisk learning curve is a tool that aligns the process of defining materiality with integration into business practices. Emerging issues that are identified as relevant and potentially material are included at the bottom of the learning curve. Following a review of its implications for Novo Nordisk’s long-term business, a strategy is framed for those issues that are deemed material and subsequently data, indicators and targets are identified. Stakeholder engagement is part of this process. Once management of the issue has been embedded in the organisation so that it is fully integrated into business processes, the strategy will be revisited as appropriate. Moreover, issues that are included on the learning curve are monitored as part of the integrated risk management process.

Assurance provider’s recommendations
An important element of the assurance process is the disclosure of recommendations from the assurance provider*). In previous years, Novo Nordisk has disclosed these in the online report. To increase transparency, the recommendations and Novo Nordisk’s responses are included below.

2006 recommendations
1.	The Eco Intensity Ratios (EIR) for water and energy in the Diabetes area have been developed to measure the eco-efficiency of Novo Nordisk’s production by measuring annual energy and water consumption against annual production. We recommend that Novo Nordisk revises the calculation method for the EIR for water and energy in the Diabetes area in 2007 to ensure that the indicator covers all the steps of the production process.

*)	The assurance provider’s recommendations to the Annual Report 2006 and Novo Nordisk’s response are available at annualreport.novonordisk.com/how-we-are-accountable Click: Recommendations

Novo Nordisk’s response
The EIR concept and the long-term targets will be evaluated – and revised if necessary – in the beginning of 2007 on the basis of the 2006 process. The first year was considered as a test period for the new EIR concept. Our assurance provider will be invited to review the EIR calculation method no later than mid March 2007.

Conclusion
The EIR methodology was reviewed in 2007. Novo Nordisk has not found a solution to how to cover all steps of the production process. There was therefore no change in the EIR methodology in 2007 and there will be no change in the 2008 calculations. The 2007 review will continue into 2008 and Novo Nordisk expects to either have a revised EIR methodology or a new indicator for reporting in 2009.

2.	In view of Novo Nordisk’s commitment and overall efforts to promote internationalisation and integration in lines of business of Triple Bottom Line issues as well as the continuously evolving sustainability agenda, we recommend Novo Nordisk to consider whether the existing governance structures, including committee memberships and mandates, are fully aligned to support these commitments and efforts.

Novo Nordisk’s response
Triple Bottom Line issues continue to evolve and faster than ever. In Novo Nordisk, the responsibility for managing issues is allocated to a committee, and all current issues are anchored with a committee. However, Novo Nordisk will review the governance structure for Triple Bottom Line issues to ensure alignment between committees, target-setting and reporting.

Conclusion
The review of the governance structure showed that all issues are dealt with by the existing committees.

3.	We recommend Novo Nordisk to continue its work on developing longer-term targets for its non-financial performance with a view to drive performance by targets and objectives aligned with vision and strategy as well as to identify and report performance targets in key areas such as business ethics, internationalisation, and customer care and product quality.

Novo Nordisk’s response
As part of the review of the internal governance structure for Triple Bottom Line issues, special focus will be placed on identifying indicators to measure the performance and impact of the activities, and on setting targets wherever possible. This will rely on the ability to define meaningful and relevant indicators.

Conclusion
A non-financial indicators and targets table has been introduced as part of the reporting. See p 90.

2007 recommendations
In 2007, the assurance provider had no recommendations for Novo Nordisk.

Global standards
Novo Nordisk’s non-financial reporting follows the accountability standard, AA1000 Framework. It states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society. As a signatory to the United Nations Global Compact, a platform to promote good corporate principles and learning in the areas of human rights, labour, environment and anti-corruption, Novo Nordisk reports on actions during 2007 to implement its 10 principles in a Communication on Progress. In 2007, Novo Nordisk signed the UN Global Compact initiative – Caring for Climate. A specific reporting on this initiative has been included in this year’s Communication on Progress.

In 2007, Novo Nordisk upgraded its reporting against the Global Reporting Initiative’s (GRI’s) Sustainability Reporting Guidelines from the 2002 version to the G3. Complete reporting according to the 11 principles and against the list of indicators covering economic, environmental and social aspects of the business performance can be found at novonordisk.com/sustainability. Click: Reporting

Novo Nordisk reports on the GRI G3 because the G3 is the only international recognised set of indicators. By reporting on the indicators, it is possible for our stakeholders to compare Novo Nordisk performance to other organisations’ performance.

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Consolidated non-financial statements | Non-financial indicators and targets

Non-financial indicators and targets

Novo Nordisk is committed to continuous improvement in the company’s environ mental, social and economic performance. Setting high objectives and targets and reporting on progress in meeting these targets are core elements of the Novo Nordisk Way of Management. Against this governance framework, targets are set to provide direction and impetus for moving forward. The table	shows the extent to which targets were met in 2007 in terms of non-financial performance. This set of top-level Triple Bottom Line targets and indicators links into Novo Nordisk’s Balanced Scorecard, which also focuses on sustainable develop ment. In addition to the non-financial performance targets, process targets are also identified.

Strategy area	Indicator	Target	2007 performance measured against target

Access to health	LDCs where Novo Nordisk operates	Best possible pricing scheme in all LDCs	38

	LDCs where Novo Nordisk sells insulin at or below the policy price	Best possible pricing scheme in all LDCs	36

Business ethics	Employees in sales and marketing trained in business ethics	90% by 2008	95%

Climate change	CO2 emissions	10% reduction by 2014 compared to 2004	12%

Company reputation	Maintain or improve company reputation with external key stakeholders	Positive or negative deviation of <0–1 deviation from mean brand score by 2008	The rating is undertaken every second year. The next rating is due in 2008.

Compliance	Breaches of regulatory limit values	50% reduction by 2010 compared to 2005	(87%)

	Accidental releases	50% reduction by 2010 compared to 2005	1%

Employees	Engaging culture (employee engagement)	Maintain level of 4.0 or above up to 2014	4.1

	Opportunity to use and develop employee competences/skills	Maintain level of 3.5 or above up to 201	4.0

	People from diverse backgrounds have equal opportunities	Maintain level of 3.5 or above up to 2014	4.0

Health & Safety	Frequency of occupational injuries	Continuous decrease	5.9

	Fatalities	0	0

Quality*)	Number of warning letters and re-inspections	0	0

Resource efficiency	EIRWater Diabetes care	10% reduction by 2010 compared to 2005	(6%)

	EIRWater Biopharmaceuticals	10% reduction by 2010 compared to 2005	(15%)

	EIREnergy Diabetes care	10% reduction by 2010 compared to 2005	(7%)

	EIREnergy Biopharmaceuticals	10% reduction by 2010 compared to 2005	(14%)

Values	Importance of social and environmental issues for the future of the company	Maintain level of 3.5 or above up to 2014	4.4

	Managers’ behaviour consistent with Novo Nordisk’s values	Maintain level of 3.5 or above up to 2014	4.2

	Fulfilment of action points from facilitations of the NNWoM	Maintain level of 80% or above up to 2014	99%

*) In 2008, a new quality indicator on ‘quality cost’ will be developed.

The consolidated non-financial statements on pp 93–99 present and discuss performance during 2007 and include comparative data for 2005–2007.

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Notes – Accounting policies for non-financial data

Accounting policies for non-financial data

In 2007, there have been no significant changes to the accounting policies for non-financial data. The following changes have been made to the basis for the non-financial data compared to 2006:
The activities in Novo Nordisk Servicepartner were taken back into Novo Nordisk A/S as of 1 January 2007 and there is therefore no longer a separate legal entity for the future reporting.

Due to a change in the recommendation from the Danish Energy Agency on how to calculate the CO2 emission factors (changed from the 200% calculation method to the 125% calculation method), Novo Nordisk has revised its emission calculations. This affects the reported emissions from 2000 to 2006.

To Novo Nordisk, the AA1000 Assurance Standard (AA1000AS) is an essential component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of non-financial data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative data that document sustainability performance plus the systems that underpin the data and performance are assured. The principles outlined by the AA1000AS have been applied as described below.

1. Completeness
As a pharmaceutical company with global reach, Novo Nordisk is engaged in a range of activities to support sustainable development. All of these are founded on the company’s corporate governance framework, the Novo Nordisk Way of Management. The Annual Report aims to capture the organisation’s ‘footprint’ in terms of social, environmental and economic impacts on society. Hence, performance is accounted for in relation to targets, major achievements and key issues. The report does not provide full coverage of all the company’s non -financial activities. A full coverage of the company’s non-financial activities can be found at www.novonordisk.com/sustainability. See scope of the report below.

2. Materiality
Key issues are identified through ongoing stakeholder engagement and addressed by programmes or action plans with clear and measurable targets. Stretch targets are set to guide the long-term efforts in strategic areas, such as global access to health. The issues presented in the Annual Report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision-making and are therefore regarded as Novo Nordisk’s material issues.

3. Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the Annual Report is just one single element of interaction and communication with the company. It reflects how the company has addressed stakeholder concerns and interests in dealing with the dilemmas and issues. Stakeholder dialogue is an invaluable part of Novo Nordisk’s efforts as a responsible business, and readers are en -couraged to give their feedback.

Scope
Accounting policies for the non-financial data in the Annual Report are based on data for Novo Nordisk A/S, including NNIT A/S, NNE A/S and subsidiaries. Environmental data cover the significant environ mental impact of the organisation’s activities at the production sites, which produce approved products for the market – 13 in total. No pro duction sites were added in 2007. New pro -duction activities were initiated at site Værløse in May 2007. The environmental impact from site Værløse has therefore been included for 2007. Social data cover all employees. Economic data cover the Novo Nordisk Group. Engage -ments in joint ventures and contract licensees are not included in the report scope. However, data for animal testing include testing taking place at contract research organisations.

Data
To ensure consistency of data, all data have been defined and described in company guidelines. Internal control procedures have been established to ensure that data are reported according to the definitions.

Economic data
The economic indicators are based on data from the financial registrations. See financial definitions.

R&D
The R&D investments and sales are calculated based on Novo Nordisk’s global financial registrations.

Investments
The total investments and sales are calculated based on Novo Nordisk’s global financial registrations.

Remuneration
The cash value distribution is calculated based on Novo Nordisk’s global financial registrations.

Corporate tax
All types of tax reported are based on financial registrations of taxes paid in Denmark, except corporate tax as a share of sales.

Employment
Direct and indirect effects on the number of jobs, job income and income tax are calculated using financial registrations and general statistics from public sources such as Statistics Denmark, Updated Economic Multipliers for the US Economy 2003 (Economic Policy Institute) and China Statistical Yearbook. The indicators are an estimate of the effects created by Novo Nordisk in Denmark and globally.

Exports
Novo Nordisk exports as a share of Danish exports are based on ‘Finans -ministeriets Økonomiske Redegørelse’.

Environmental data
The environmental data cover those activities which, based on an overall environmental assessment, could have a significant impact on the environment.

Resources
Water consumption includes consumption of drinking water, industrial water and steam. Data are based on meter readings and checked against invoices.
Energy consumption (direct and indirect supply) includes both direct supply of energy (internal produced energy), eg natural gas, fuel oil and other types, and indirect supply of external energy (external produced energy), eg electricity, steam and district heat. The consumption of fuel and externally produced energy is based on meter readings and invoices.
Raw materials and packaging materials comprise materials for production and related processes and packaging of products. Consumption of raw materials and packaging is converted to tons. Data are based on registrations in Novo Nordisk’s stock system.

Wastewater
Quantities of components such as COD, nitrogen and phosphorous are calculated based on test results or standard factors.

Waste
Total waste is the sum of non-hazardous and hazardous waste. The disposal of waste is registered based on weight receipts.
The recycling percentage is calculated as the proportion of waste recycled of the total waste. Waste for recycling can be both non-hazardous and hazardous. The remaining part of the hazardous waste is waste for special treatment.

Emissions to air
Emissions of CO2 from energy (total) are based on standard factors for fuel and for energy on a three-year average of available emission factors from the external suppliers of energy. Hence, emission factors for 2007 are the three-year average of 2004 to 2006. The emissions are calculated according to the GHG protocol.
Organic solvents cover the sum of emissions of different types of organic solvent such as acetone, ethanol etc, exclusive of emissions of ozone-depleting substances. Data are based on measurement and ensuring calculations.

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Consolidated non-financial statements | Notes – Accounting policies for non-financial data

Accounting policies for non-financial data (continued)

Eco Intensity Ratios (EIRs) for water and energy
Environmental performance relative to production size is monitored by the production-related KPI Eco Intensity Ratio – in short EIR – defined as:
‘EIR = Resource consumption per produced or released unit’
By using the performance indicator ‘EIR’, the total performance, measured for water and energy, of a production facility or a business area can be cal -culated by adding the EIR ratios in standard units from each process step or intermediary product in the process flow from eg fermentation to packaging of the finished product. The consolidation of the EIR ratios does not account for spills, changes in stock and production of intermediatry products for external clients.

Compliance
Compliance data consist of breaches of regulatory limits and accidental releases. All data are based on information from departments and test results. All breaches and accidental releases are reported to the authorities.

Social data
The social data cover all employees included in Novo Nordisk’s headcount.

Living our values
Average of respondents’ answers as to whether social and environmental issues are important for the future of the company is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with the Novo Nordisk values’ is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
The percentage of fulfilment of action points planned arising from facilitations of the Novo Nordisk Way of Management is calculated as the number of overdue action points at year-end per total number of action points with deadline in the period, minus the action points abolished during the year due to organisational changes.

Access to health
Novo Nordisk A/S has formulated a pricing policy for the Least Developed Countries (LDCs). The purpose of the policy is to offer insulin to the world’s LDCs at or below a price of 20% of the average prices for insulin in the western world. The western world is defined as Europe (EU, Switzerland, Norway), the United States, Canada and Japan.
The term ‘operates in’ does not denote actual physical presence by Novo Nordisk. It is defined as direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors, NGOs etc.
The estimated number of healthcare professionals trained or educated includes healthcare professionals directly trained, educated, interacted with or reached through awareness campaigns. The estimated number is based on registrations by subsidiaries and corporate functions in Novo Nordisk in the Best Practice Database of the activities conducted within various National Changing Diabetes® programmes. The number covers the total number Novo Nordisk has engaged with since the National Changing Diabetes® program -mes were initiated in 2002.
The estimated number of people with diabetes trained or treated includes people with diabetes targeted with training, awareness or treatment. The estimated number is based on registrations by subsidiaries and corporate functions in Novo Nordisk in the Best Practice Database of the activities conducted within various National Changing Diabetes® programmes. The indicator covers all types of activities, hence it encompasses people with diabetes directly treated and trained in Less Developed Countries, in developing and developed countries. The number covers the total number Novo Nordisk has engaged with since the National Changing Diabetes® programmes were initiated in 2002.

Our employees
All basic employee statistics are based on registrations in the company’s SAP Human Resource system. The number of employees is calculated as the actual number of employees at year-end.
Rate of absence: For employees in Denmark excluding FeF Chemicals, absence data are registered in the SAP Human Resource system. For em -ployees outside Denmark, data for rate of absence are based on local registra tions. Types of absence include absence due to the employee’s own illness, pregnancy-related sick leave, and occupational injuries and illnesses per total available working hours in the year adjusted for national holidays.
Rate of employee turnover: The rate of employee turnover is calculated as the number of employees who left Novo Nordisk during the financial year compared to the average number of employees in the financial year.
Average of respondents’ answers to ten selected questions related to employees’ engagement in Novo Nordisk in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether their work gives them an opportunity to use and develop their competences and skills is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether people from diverse backgrounds have equal opportunities is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

Health & Safety
The frequency of occupational injuries is the number of injuries reported for all employees per million working hours. An occupational injury is any work -related injury causing at least one day of absence in addition to the day of the injury.
The number of fatalities is based on registrations cen trally and locally in subsidiaries.

Training costs
Training costs are all costs recorded in a specific account in the financial accounts. The amount covers internal and external training posted in the financial accounts.

Patent families
Patent families are the ‘number of active patent families to date’ and the ‘new patent families (first filing)’.

Animals
Animals purchased for testing are the number of animals purchased for all testing undertaken for Novo Nordisk either in-house or at Contract Research Organisations (CROs). The number of animals purchased is based on internal registration of purchased animals and yearly reports from CROs.

All data are documented and evidence has been submitted to the assurance providers.

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Notes – Performance indicators
Economics

The development in the economic indicators was as expected.

Expenditure on R&D is an important capacity builder for society and a source of innovation creating future profitability for Novo Nordisk. The ratio of expenditure on R&D to expenditure on tangible investments (3.2:1) reflects the continued increasing importance of R&D for Novo Nordisk. In the period 2003–2007 this ratio varied from 1.8:1 to 3.2:1. The increase in the share of R&D as a share of sales (from 16.3% in 2006 to 17.2% in 2007, adjusted for the effect of AERx®) reflects the fact that R&D expenditure has risen by 14% while sales have risen by 8%. The wage share of R&D (39%) is an indication of the company’s impact as a capa city builder in the community.

Most production facilities, 49% of the full-time employees and 76% of tangible assets are in Denmark. The level and location of the absolute investment is a measure of the company’s economic capacity in the near future and reflects its aim to supply the market with products and to continue its internationalisation. In 2007, Novo Nordisk invested DKK 2.3 billion primarily in Denmark (67%), but also in production facilities globally (in the US, Brazil, China and France), down from DKK 2.8 billion in 2006.

Remuneration constituted 51% of the cash added value, mainly in the developed world, and particularly in Denmark (55%), where nearly half (49%) of Novo Nordisk’s workforce is located. However, the share of full-time positions in International Operations increased from 18% in 2006 to 19% in 2007. The sales per employee is DKK 1.6 million and the cash added value per employee is 1 million, indicating a high productivity of Novo Nordisk’s employees.

In 2007, Novo Nordisk created 2,344 new positions globally and had 25,516 full-time positions; measured as full-time equivalents (FTE). These jobs translate into 56,100 indirect global jobs in the supply chain from production needs and employees’ private consumption. The majority is due to production (40,300) but also the effect of private consumption from Novo Nordisk employees is significant (15,800).

Measured by sales in 2006, Novo Nordisk is the ninth largest company in Denmark, up one rank from 2005. In terms of R&D investments Novo Nordisk is the largest Danish company and ranks as number 30 on a European scale (in 2006 numbers), up from number 33. Among European pharmaceutical com panies Novo Nordisk ranks as number seven by sales and regarding R&D invest ments number five, up from number seven, indicating that in terms of R&D Novo Nordisk is investing at a higher rate than the European pharma industry on average.

In 2007, total corporate taxes constituted 5.9% of sales. In Denmark 13% of corporate taxes are paid as local taxes and 87% as state taxes. In 2007, Novo Nordisk accounted for an estimated 4.5% of Danish corporate taxes. Novo Nordisk employees accounted for an estimated 0.6% of total Danish income taxes and an estimated 0.5% of employment in Denmark. In total, Novo Nordisk’s income taxes in Denmark for the year amounted to DKK 1,212 million.

Novo Nordisk’s sales in 2007 accounted for 2.4% measured as a share of Danish GDP, ie the same level as in 2006, and 3.4% of Danish exports compared to 4.0% in 2006.

	Unit	2007	2006		2005

Ratio of R&D expenditure to tangible investments		3.2:1	2.3:1		1.4:1
R&D as share of sales	%	17.2	16.3		15.1
Capital expenditure (net)	DKK million	2,268	2,787		3,665
Remuneration as share of cash received	%	32	33		34
Employment impact worldwide (direct and indirect)	Number of jobs	81,600	82,700		78,000
Total corporate tax as share of sales	%	5.9	7.0	*)	7.0
Novo Nordisk exports as share of Danish exports (estimated)%		3.4	4.0		4.7

*)	Previously reported as 9.1. Reporting error now corrected.

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Consolidated non-financial statements Notes | Economic stakeholder model

Cash value distribution (2007)*)

		DKK million	Cash received	Cash added value

Customers	Cash received for products and services (from sales)	40,902	100%
Suppliers	Cash payments for materials, facilities and services **)	15,143	37%
Company cash	Cash added value (cash received minus cash payments)	25,759		100%

Employees	Remuneration	13,032	32%	51%
Investors/funders	Dividend, share repurchase and interest payments	7,157	18%	28%
Public sector	Taxes	2,607	6%	10%
Management	Future growth	2,963	7%	11%

**)	Research and development costs have been adjusted for the discontinuation of AERx® as these do not have any cash outflow.
**)	Cash payments outside Novo Nordisk. The figure includes cash received from licence fees, realised exchange rate gains and interest income.

94	Novo Nordisk Annual Report 2007

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Notes – Performance indicators

Environment

Resources
The performance data for water and energy show a slight increase from 2006 to 2007 of 8% and 3% respectively. The consumption of water and energy increased due to increased production at Novo Nordisk’s production sites. The energy screening programmes are continuing at all sites, identifying additional	areas for reduction of energy consumption. The consumption of materials increased by 7%. This increase was mainly due to production increases at site Hillerød and site Kalundborg in Denmark.

	Unit	2007	2006	2005

Water consumption	1,000 m3	3,231	2,995	3,014
Energy consumption	1,000 GJ	2,784	2,712	2,679
Materials	1,000 tons	152	142	135

Wastewater
The total volume of wastewater increased by 7% from 2006 to 2007. In the same period, the discharged quantity of COD decreased from 1,000 tons to 813 tons, corresponding to a 19% decrease. The quantity of nitrogen remained at 107 tons. The discharged quantity of phosphorus was reduced from 19 tons to
14 tons, corresponding to a decrease of 26%. The significant reductions of COD and phosphorus were partly due to improved efficiency of the wastewater treatment plant in Kalundborg, owned by Novozymes A/S, and the closure of the insulin purification factory in Bagsværd in 2006.

	Unit	2007	2006	2005

COD	Tons	813	1,000	1,303
Nitrogen	Tons	107	107	126
Phosphorus	Tons	14	19	22

Waste
In 2007, there was a decrease in the total waste amount of 27% compared to 2006. This was due to a decrease in hazardous waste of 56%, counterbalanced by an increase in non-hazardous waste of 10%. The recycling percentage increased to 38% from 35% in 2006. The 10% increase in non-hazardous waste can be explained by smaller increases in different non-hazardous waste fractions. There were increases in the waste fractions construction and demolition, electric and electronic equipment, food, glass, waste for landfill and wood at several sites. The non-hazardous waste sent for special treatment is wastewater containing certain chemicals that is treated at a hazardous waste treatment facility for precautionary reasons. The 56% decrease in hazardous waste was mainly due to a significant decrease in the amount of contaminated soil and ethanol waste from site Kalundborg. Together these two waste fractions decreased by 68% from 2006.

	Unit	2007	2006	2005

Total waste	Tons	17,576	24,165	23,776
– Non-hazardous waste	Tons	11,604	10,594	12,145
Recycled	%	48	39	–
Incinerated *)%		26	33	–
Landfill	%	13	10	–
Special treatment	%	13	18	–
– Hazardous waste	Tons	5,972	13,571	11,631
Recycled ethanol **)%		18	17	–
Incinerated ethanol ***)%		40	48	–
Recycling percentage	%	38	35	33

*)	98% with energy recovery.
**)	Ethanol recycled in eg biogas or wastewater treatment plants.
***)	Incinerated at combined heat and power plants or at plants for special treatment of hazardous waste with energy recovery.

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Consolidated non-financial statements | Performance indicators

Environment (continued)

Emissions to air
Novo Nordisk’s total energy consumption increased by 3% in 2007, which translates into an increase in the energy-related emissions of CO2 from 229,000 tons in 2006 to 236,000 tons in 2007, corresponding to a 3% increase. The increase in CO2 was primarily due to increased emissions from the production sites in Clayton, Kalundborg and Måløv. This was mainly due to increased energy consumption in combination with increases in CO2 emission factors for some external energy suppliers. Total CO2 emission increased by 12% compared to the base line year 2004. However, Novo Nordisk has implemented energy-saving projects since 2005 that have resulted in an estimated 12,000-ton reduction in the total CO2 emissions. Therefore, despite the increase of 12%, assessments of performance against the company’s ambitious long-term target to reduce its CO2 emission by 10% over a 10-year period, as part of the WWF Climate Savers Programme, indicate that performance is on track. Emissions to air of organic solvents decreased from 102 tons in 2006 to 81 tons in 2007, a decrease of 21%, which was primarily due to decreases in emissions of ethanol and isopropanol. The organic solvents consist of ethanol (79%), isopropanol (10%) and acetone (11%).

	Unit	2007	2006	2005

CO2 *)	1,000 tons	236	229	228
Organic solvents	Tons	81	102	124

*) Data have been restated due to changed emission factors in Denmark.

Eco Intensity Ratios (EIR)
In 2006, the Eco Productivity Index (EPI) was replaced by a new key performance indicator to measure water and energy efficiency relative to production; the Eco Intensity Ratio (EIR). EIR is reported in the Annual Report for the two business areas Diabetes care and Biopharmaceuticals. The long-term EIR target for 2006–2010 is a 2% reduction in water and energy consumption relative to production on average per year, which corresponds to a reduction of almost 10% for all four EIR indicators. To get the best foundation for the EIR, the target is based on a bottom-up process where production has given its best estimates for water and energy consumption and related these to the forecasted production. The EIR targets are implemented in the Balanced Scorecard for Novo Nordisk as well as in the management bonus scheme. In 2007, the EIRWater and EIREnergy improved for both Diabetes care and Biopharmaceuticals. The EIR for water were improved by 6% for Diabetes care and by 15% for Biopharmaceuticals. Like wise, the EIR for energy improved by 7% and 14% for Diabetes care and Biopharmaceuticals respectively.

	Unit	2007	2006	2005

EIRWater
Diabetes care	m3/MU	7.3	7.8	–
Biopharmaceuticals	m3/g API	4.1	4.8	–
EIREnergy
Diabetes care	GJ/MU	5.1	5.5	–
Biopharmaceuticals	GJ/API	7.9	9.2	–

Compliance
Ensuring compliance with legal requirements on environment is a high priority for Novo Nordisk. Preventive measures are beginning to show results: the number of breaches of regulatory limit values decreased from 123 in 2006 to 22 in 2007, a decrease of 82%. Of the 22 breaches, 73% were related to pH in wastewater, which is monitored through continuous measurements. In the same period, the number of accidental releases decreased by 22% to a total of 105, of which 82 were releases of cooling agents such as HCFCs, HFCs and ammonia. This decreasing number reflects particular efforts focused on cooling equipment, which were initiated in 2006. This focus has resulted in improved knowledge of what causes the releases, and hence which preventive actions to implement.

There were no accidental releases of GMOs in 2007.

All incidents have been reported to the authorities. It is assessed that breaches of regulatory limit values and accidental releases have had no or only minor impact on the external environ ment. The 2010 target of a 50% reduction in the number of breaches of regulatory limit values is progressing according to plan with a 87% reduction. The long-term target to avoid breaches of regulatory limit values and accidental releases altogether has however not been met yet. Preventive measures are long-term efforts, consisting of training of key employees, risk assess ment of production sites and technical solutions to mitigate these risks. In 2007 and the following years, there will be continued focus on compliance and preventive measures, which can further reduce the number of breaches and help curb the curve of accidental releases.

	Unit	2007	2006	2005

Breaches of regulatory limit values	Number	22	123	174
– related to pH in wastewater	Number	16	119	164
Accidental releases	Number	105	135	104
– releases of cooling agents	Number	82	82	67

96	Novo Nordisk Annual Report 2007

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Notes – Performance indicators

Social

Living our values
Novo Nordisk’s performance improved or remained at a high level on all parameters in the area of ’living our values’. In the annual climate survey, eVoice, the average of respondents’ answers as to whether ‘social and environmental issues are important for the future of the company’ remained at a high level of 4.4 (on a scale from 1–5, with 5 being the highest score). Also in eVoice, the average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with

Novo Nordisk’s values’ increased by 0.1 to 4.2. Both are above the target of >_3.5. There was 99% fulfilment of action points arising from facilitations, thus exceeding the target of 80% fulfilment. At the end of the year all action points except two were closed; these two action points were overdue. The two overdue action points will be closed in the first quarter of 2008.

	Unit	2007	2006	2005

Importance of social and environmental issues for the future of the company *)		4.4	4.3	4.2
Managers’ behaviour consistent with Novo Nordisk’s values *)		4.2	4.1	4.0
Fulfilment of action points planned arising from facilitations of the NNWoM	%	99	99	100

*) On a scale from 1–5, with 5 being the highest.

Our employees
By the end of 2007 Novo Nordisk employed 26,008 persons – an increase of 10% compared to 2006. This number equals a full-time equivalent (FTE) of 25,516. It reflects increased activities in all business areas, particularly in Research & Development and Sales & Marketing. The ratio between men and women has changed slightly; at the end of 2007, 50.6% of the employees were men, as compared with 50.8% at the end of 2006. The rate of absence was slightly lower than in 2006 with a performance of 2.7. Employee turnover increased to 11.6% from 10.0%. One of Novo Nordisk’s key risks, as described on pp 8–9, is an inability to attract and retain the right talent.

The average answers of ten equally weighted questions in the annual survey, eVoice, are used to calculate the level of ‘engaging culture’. In 2007, the consolidated score was 4.1, increasing by 0.1 from 2006. The target is to remain at a level of 4.0 or above on a scale from 1–5, with 5 being the highest score. The average of respondents’ answers as to whether ‘my work gives me an opportunity to use and develop my competences/skills’ increased from 3.9 to 4.0, and the average of respondents’ answers as to whether ‘people from diverse backgrounds have equal opportunities’ remained at a high level of 4.0; both were above the target of >_3.5.

	Unit	2007	2006	2005

Employees (total)	Number	26,008	23,613	22,460
– Female	%	49.4	49.2	48.8
– Male	%	50.6	50.8	51.2
Rate of absence	%	2.7	3.0	3.2
Rate of employee turnover	%	11.6	10.0	8.0
Engaging culture (employee engagement) *)		4.1	4.0	–
Opportunity to use and develop competences/skills *)		4.0	3.9	3.8
People from diverse backgrounds have equal opportunities *)		4.0	3.9	3.9

*) On a scale from 1–5, with 5 being the highest.

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Consolidated non-financial statements | Performance indicators

Social (continued)

Health & safety
Performance on the health & safety indicator ‘frequency of occupational injuries’ was satisfactory, as the frequency decreased from 6.2 to 5.9 in 2007, meeting the target of a continuous decrease. There were no fatalities in 2007. There is a continued focus on ensuring health & safety standards for employees in Novo Nordisk. In 2007, adoption continued of a health & safety management system certifiable according to OHSAS 18001 for Novo Nordisk in Denmark and Product Supply globally. The first certifications are expected in 2008.

	Unit	2007	2006	2005

Frequency of occupational injuries	Per million working hours	5.9	6.2	7.3
Fatalities	Number	0	0	0

Training costs
In 2007, the annual spending on training, measured as average spent per employee, increased by 16%, reflecting the company’s strategic priority on talent and leadership development, and on life-long learning offered to all employees. The average spent per employee does not fully reflect investments in training in Novo Nordisk, since on-the-job training, internal seminars and other activities are not included. Moreover, the fact that the company took on board some 4,200 new employees during the year, has required that additional resources be spent on induction training.

	Unit	2007	2006	2005

Annual training costs per employee	DKK	13,130	11,293	9,899

Access to health
For 2007, Novo Nordisk offered its best possible pricing scheme, as part of the global health initiatives, to all 50 Least Developed Countries (LDCs) as defined by the United Nations. During 2007 Novo Nordisk sold insulin to either governments or to the private market in a total of 36 of the LDCs at or below a price of 20% of the average prices for insulin in the western world, compared to 34 in 2006. In 12 countries Novo Nordisk is not selling insulin at all, for various reasons. The two LDC countries in which Novo Nordisk does not sell insulin at the policy price are Cambodia and Gambia. The public authorities in both countries have been offered the opportunity to buy insulin at the policy price. The insulin sold in Cambodia and Gambia in 2007 is to the private market. In several cases, the government has not responded to the offer, there are no private wholesalers or other partners with whom to work, or wars or political unrest sometimes make it impossible to do business. While Novo Nordisk prefers to sell insulin at the preferential price through government tenders, the company is willing to sell to private distributors and agents. The target is to offer the best possible pricing scheme to the governments of all LDCs. Unfortunately, there is no way to guarantee that the price at which Novo Nordisk sells the insulin will be reflected in the final price on the pharmacist’s shelf. Wholesalers and pharmacies may mark up the drug before selling it to the consumer.

A measure of the company’s contribution to global health is the number of healthcare professionals directly trained, educated, interacted with or reached through awareness campaigns and the number of people with diabetes targeted with training, awareness or treatment. The aim is to continue activities to educate healthcare professionals and to train and treat people with diabetes. Since 2002, 336,000 healthcare professionals were trained or educated and 1,260,000 people with diabetes were trained or treated.

	Unit	2007	2006	2005

LDCs where Novo Nordisk operates	Number	38	35	35
LDCs where Novo Nordisk sells insulin at or below the policy price	Number	36	34	32
Healthcare professionals trained or educated	Number	336,000	297,000	–
People with diabetes trained or treated	Number	1,260,000	1,060,000	–

Patent families The number of Novo Nordisk patent families developed as expected in 2007. The number of active patent families to date has increased by 10%. The number	of new patent families (first filing) decreased from 149 in 2006 to 116 in 2007 – a decrease of 22%.

	Unit	2007	2006	2005

Active patent families to date	Number	1,003	913	812
New patent families (first filing)	Number	116	149	130

98	Novo Nordisk Annual Report 2007

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Notes – Performance indicators

Social (continued)

Animals
Novo Nordisk sets goals to reduce, refine and replace experiments on animals and to improve animal welfare. Despite a significantly higher level of research activity in early phases, when animal experimentation is required, the number	of animals purchased in 2007 decreased by 3% to 54,675 animals, of which 95% were mice, transgenic mice and rats. In 2007, Novo Nordisk only housed animals in Denmark.

	Unit	2007	2006	2005

Animals purchased	Number	54,675	56,533	57,905

To ensure transparency, more details on reported data and additional non-financial reporting are available online along with interactive charts for underlying data at novonordisk.com/sustainability. Click: Values in action

Novo Nordisk Annual Report 2007	99

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Consolidated financial statements | Companies in the Novo Nordisk Group

	Country	Year of incorporation / acquisition		Issued share capital /paid-in capital	Percentage of shares owned

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	646,960,000	–	¤	¤	¤	¤

Subsidiaries by region

Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		¤
S.A. Novo Nordisk Pharma N.V.	Belgium	1974	EUR	69,000	100		¤
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	5,880,000	100		¤
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100		¤
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100		¤
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	108,370,500	100				¤
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100		¤
Novo Nordisk Pharmaceutique SAS	France	2003	EUR	5,821,140	100		¤
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100	¤
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		¤
Novo Nordisk Hellas Epe	Greece	1979	EUR	1,050,000	100		¤
Novo Nordisk Hungary Sales and Trading Ltd.	Hungary	1996	HUF	371,000,000	100		¤
Novo Nordisk Limited	Ireland	1978	EUR	635	100		¤
Novo Nordisk Farmaceutici S.P.A.	Italy	1980	EUR	516,500	100		¤
UAB Novo Nordisk Pharma	Lithuania	2005	LTL	2,150,000	100		¤
Novo Nordisk Farma dooel	Macedonia	2006	MKD	14,068,285	100		¤
Novo Nordisk Farma B.V.	Netherlands	1983	EUR	61,155	100		¤
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		¤
Novo Nordisk Pharma Sp z.o.o.	Poland	1996	PLN	29,021,000	100		¤
Novo Nordisk Comércio Produtos Farmacêuticos Lda.	Portugal	1984	EUR	250,000	100		¤
Novo Nordisk Farma S.R.L.	Romania	2005	RON	2,795,000	100		¤
Novo Nordisk Pharma d.o.o. Belgrade (Serbia)	Serbia & Montenegro	2005	EUR	640,000	100		¤
Novo Nordisk Slovakia s.r.o.	Slovakia	2007	SKK	8,000,000	100		¤
Novo Nordisk, trženje farmacevtskih izdelkov d.o.o.	Slovenia	2006	EUR	2,679,286	100		¤
Novo Nordisk Pharma S.A.	Spain	1978	EUR	1,502,500	100		¤
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		¤
Novo Nordisk FemCare AG	Switzerland	2003	CHF	1,100,000	100		¤	¤	¤
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100		¤	¤	¤
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		¤
Novo Nordisk Holding Ltd.	United Kingdom	1977	GBP	2,802,130	100				¤
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		¤

North America
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		¤
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100				¤
Novo Nordisk Delivery Technologies Inc.	United States	2005	USD	20,001,000	100			¤
Novo Nordisk US Holdings Inc.	United States	2007	USD	50,000	100
Novo Nordisk Production Holdings Inc.	United States	2007	USD	50,000	100
Novo Nordisk of North America Inc.	United States	1988	USD	283,835,600	100				¤
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	¤
Novo Nordisk Inc.	United States	1982	USD	2,000	100		¤

Japan & Oceania
Novo Nordisk Pharmaceuticals Pty Ltd.	Australia	1985	AUD	500,001	100		¤
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	15,500,000	100				¤
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	¤	¤
Novo Nordisk Pharmaceuticals Ltd.	New Zealand	1990	NZD	1,000,000	100		¤

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Companies in the Novo Nordisk Group

	Country	Year of incorporation / acquisition		Issued share capital /paid-in capital	Percentage of shares owned

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100	¤	¤
Novo Nordisk Pharma Argentina S.A.	Argentina	1997	ARS	7,465,150	100		¤
Novo Nordisk Pharma (Private) Limited	Bangladesh	2007	BDT	17,500,000	100		¤
Novo Nordisk Produção Farmacêutica do Brasil Ltda.	Brazil	2002	BRL	736,280,984	100	¤	¤
Novo Nordisk Farmacêutica do Brasil Ltda	Brazil	1990	BRL	84,727,136	100		¤
Novo Nordisk Farmacêutica Limitada	Chile	2006	CLP	758,581,245	100		¤
Novo Nordisk (China) Pharmaceuticals Co, Ltd	China	1994	USD	35,000,000	100	¤	¤
Beijing Novo Nordisk Pharmaceuticals Science &
Technoloy Co., Ltd.	China	2006	USD	2,000,000	100			¤
Novo Nordisk Region International Operation A/S	Denmark	2002	DKK	113,302,310	100				¤
Novo Nordisk Egypt, LLC	Egypt	2004	EGP	50,000	100		¤
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100		¤
Novo Nordisk India Private Limited	India	1994	INR	265,000,000	100		¤
PT. Novo Nordisk Indonesia	Indonesia	2003	IDR	827,900,000	100		¤
Novo Nordisk Pars	Iran	2005	IRR	10,000,000	100		¤
Novo Nordisk Ltd	Israel	1997	ILS	100	100		¤
Novo Nordisk Lebanon s.a.r.l.	Lebanon	2007	LBP	600,000,000	100		¤
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	200,000	100		¤
Novo Nordisk Mexico S.A. de C.V.	Mexico	2004	MXN	138,491,127	100	¤	¤
Novo Nordisk Pharma SAS	Morocco	2006	MAD	2,597,000	100		¤
Novo Nordisk Pharma Limited	Nigeria	2006	NGN	10,000,000	100		¤
Novo Nordisk Pharma P.V.T.	Pakistan	2005	PKR	10,000,000	100		¤
Novo Nordisk Pharmaceuticals (Philippines) Inc	Philippines	1999	PHP	50,000,000	100		¤
Novo Nordisk Limited Liability Company	Russia	2003	RUB	188,243,360	100		¤
Novo Investment Pte Ltd.	Singapore	1994	SGD	12,000,000	100				¤
Novo Nordisk Asia Pacific Pte Ltd.	Singapore	1997	SGD	2,000,000	100		¤
Novo Nordisk Pharma (Singapore) Pte Ltd.	Singapore	1997	SGD	200,000	100		¤
Novo Nordisk (Pty) Ltd	South Africa	1959	ZAR	8,000	100		¤
Novo Nordisk Pharma Korea Ltd	South Korea	1994	KRW	6,108,400,000	100		¤
Novo Nordisk Pharma (Taiwan) Ltd	Taiwan	1990	TWD	9,000,000	100		¤
Novo Nordisk Pharma (Thailand) Ltd	Thailand	1983	THB	15,500,000	49		¤
Novo Nordisk Tunisie SARL	Tunisia	2004	TND	400,000	100		¤
Novo Nordisk Saglik Ürünleri Tic Ltd Sti	Turkey	1993	TRY	25,296,300	100		¤
Novo Nordisk Pharma Gulf FZ-LLC	United Arab Emirates	2005	AED	100,000	100		¤
Novo Nordisk Venezuela Casa de Representación C.A.	Venezuela	2004	VEB	2,250,000,000	100		¤

Other subsidiaries
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	¤	¤
NNIT A/S *)	Denmark	1998	DKK	1,000,000	100				¤
NNE Pharmaplan A/S *)	Denmark	1989	DKK	500,000	100				¤
Novo Nordisk Servicepartner A/S	Denmark	1998	DKK	1,000,000	100				¤

Associated companies
Harno Invest A/S	Denmark	1992	DKK	70,419,910	30
Innate Pharma SA	France	2006	EUR	1,249,139	19			¤
ZymoGenetics, Inc	United States	1988	USD	752,966,000	30			¤

*)	In addition to the listed companies NNIT A/S and NNE Pharmaplan have own subsidiaries.

Novo Nordisk Annual Report 2007	101

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Consolidated financial statements | Summary of financial data 2003–2007

DKK million	2003	2004	2005	2006	2007

Sales	26,158	29,031	33,760	38,743	41,831

Sales by business segments:
Modern insulins (insulin analogues)	2,553	4,507	7,298	10,825	14,008
Human insulins	13,140	13,033	13,543	13,451	12,572
Insulin-related sales	1,352	1,350	1,463	1,606	1,749
Oral antidiabetic products (OAD)	1,430	1,643	1,708	1,984	2,149
Diabetes care total	18,475	20,533	24,012	27,866	30,478

Haemostasis management (NovoSeven®)	3,843	4,359	5,064	5,635	5,865
Growth hormone therapy	2,133	2,317	2,781	3,309	3,511
Hormone replacement therapy	1,322	1,488	1,565	1,607	1,668
Other products	385	334	338	326	309
Biopharmaceuticals total	7,683	8,498	9,748	10,877	11,353

Sales by geographical segments:
Europe *)	12,053	12,887	14,020	15,300	16,350
North America	6,219	7,478	9,532	12,280	13,746
International Operations *)	3,871	4,368	5,497	6,494	7,295
Japan & Oceania	4,015	4,298	4,711	4,669	4,440

Licence fees and other operating income (net)	1,036	575	403	272	321
Operating profit	6,422	6,980	8,088	9,119	8,942
Operating profit (excl. AERx®) **)	–	–	–	–	10,267
Net financials	954	477	146	45	2,029
Profit before income taxes	7,376	7,457	8,234	9,164	10,971
Income taxes	2,543	2,444	2,370	2,712	2,449
Net profit	4,833	5,013	5,864	6,452	8,522

Total assets	34,564	37,433	41,960	44,692	47,731
Total current liabilities	7,032	7,280	10,581	10,157	10,641
Total long-term liabilities	2,756	3,649	3,745	4,413	4,908
Equity	24,776	26,504	27,634	30,122	32,182

Investments in property, plant and equipment (net)	2,273	2,999	3,665	2,787	2,268
Investments in intangible assets and long-term financial assets (net)	40	312	(136)	244	118
Free cash flow ***)	3,846	4,278	4,833	4,707	9,012
Net cash flow	(64)	2,136	(634)	463	1,638

Ratios

Sales in percent:
Modern insulins (insulin analogues)	9.8%	15.5%	21.6%	27.9%	33.5%
Human insulins	50.2%	44.9%	40.1%	34.7%	30.1%
Insulin-related sales	5.2%	4.6%	4.3%	4.2%	4.2%
Oral antidiabetic products (OAD)	5.5%	5.7%	5.1%	5.1%	5.1%
Diabetes care total	70.6%	70.7%	71.1%	71.9%	72.9%

Haemostasis management (NovoSeven®)	14.7%	15.0%	15.0%	14.5%	14.0%
Growth hormone therapy	8.2%	8.0%	8.2%	8.6%	8.4%
Hormone replacement therapy	5.1%	5.1%	4.6%	4.2%	4.0%
Other products	1.5%	1.2%	1.0%	0.8%	0.7%
Biopharmaceuticals total	29.4%	29.3%	28.9%	28.1%	27.1%

Sales outside Denmark as a percentage of sales	99.3%	99.3%	99.2%	99.2%	99.2%
Gross margin ***)	71.7%	72.3%	72.8%	75.3%	76.6%
Sales and distribution costs as a percentage of sales	28.5%	28.5%	28.7%	30.0%	29.6%
Research and development costs as a percentage of sales	15.5%	15.0%	15.1%	16.3%	20.4%
Research and development costs as a percentage of sales (excl. AERx®) **)	–	–	–	–	17.2%
Administrative expenses as a percentage of sales	7.1%	6.7%	6.3%	6.2%	6.0%

Net profit margin ***)	18.5%	17.3%	17.4%	16.7%	20.4%
Effective tax rate ***)	34.5%	32.8%	28.8%	29.6%	22.3%
Equity ratio ***)	71.7%	70.8%	65.9%	67.4%	67.4%
Payout ratio ***)	30.8%	31.8%	33.2%	34.4%	32.8%
Payout ratio adjusted for impact of Dako and AERx® discontinuation	–	–	–	–	34.9%

Long-term financial targets
Operating profit margin ***)	24.6%	24.0%	24.0%	23.5%	21.4%
Operating profit margin (excl. AERx®) **)	–	–	–	–	24.5%
Growth in operating profit ***)	8.4%	8.7%	15.9%	12.7%	(1.9%	)
Growth in operating profit (excl. AERx®**)	–	–	–	–	12.6%
Growth in operating profit, three-year average ***)	11.0%	8.9%	11.0%	12.4%	8.9%
ROIC ***)	20.4%	21.5%	24.7%	25.8%	27.2%
Cash to earnings ***)	79.6%	85.3%	82.4%	73.0%	105.7%
Cash to earnings, three-year average ***)	32.3%	59.0%	82.4%	80.2%	87.0%
Cash to earnings adjusted for net profit impact of AERx® discontinuation	–	–	–	–	94.2%

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Summary of financial data 2003–2007
Supplementary information in EUR

EUR million	2003	2004	2005	2006	2007

Sales	3,520	3,902	4,531	5,194	5,614

Sales by business segments:
Modern insulins (insulin analogues)	344	606	979	1,451	1,880
Human insulins	1,768	1,752	1,819	1,804	1,687
Insulin-related sales	182	181	196	215	235
Oral antidiabetic products (OAD)	192	221	229	266	288
Diabetes care total	2,486	2,760	3,223	3,736	4,090

Haemostasis management (NovoSeven®)	517	586	680	755	788
Growth hormone therapy	287	311	373	444	471
Hormone replacement therapy	178	200	210	215	224
Other products	52	45	45	44	41
Biopharmaceuticals total	1,034	1,142	1,308	1,458	1,524

Sales by geographical segments:
Europe *)	1,622	1,732	1,882	2,051	2,194
North America	837	1,005	1,279	1,646	1,845
International Operations *)	521	587	738	871	979
Japan & Oceania	540	578	632	626	596

Licence fees and other operating income (net)	139	77	54	36	43
Operating profit	864	938	1,085	1,223	1,200
Operating profit (excl. AERx®) **)	–	–	–	–	1,378
Net financials	129	64	20	6	272
Profit before income taxes	993	1,002	1,105	1,229	1,472
Income taxes	343	328	318	364	328
Net profit	650	674	787	865	1,144

Total assets	4,643	5,033	5,624	5,994	6,401
Total current liabilities	945	979	1,418	1,362	1,427
Total long-term liabilities	370	491	502	592	658
Equity	3,328	3,563	3,704	4,040	4,316

Investments in property, plant and equipment (net)	305	403	492	374	304
Investments in intangible assets and long-term financial assets (net)	5	42	(18)	33	16
Free cash flow ***)	517	575	649	631	1,210
Net cash flow	(9)	287	(85)	62	220

Share data ****)

Basic earnings per share in DKK ***)	7.09	7.45	8.95	10.05	13.49
Diluted earnings per share in DKK ***)	7.08	7.42	8.91	10.00	13.39
Dividend per share in DKK	2.20	2.40	3.00	3.50	4.50

Number of shares at year-end (million)	709.4	709.4	709.4	674.0	647.0
Number of shares outstanding at year-end (million) ***)	676.4	664.2	647.4	634.4	621.1
Average number of shares outstanding (million) ***)	682.4	673.2	655.4	641.9	631.8
Average number of shares outstanding incl. dilutive effect of options ‘in the money’ (million)	683.2	676.2	657.9	645.4	636.4

Employees

Total full-time employees at year-end	18,756	20,285	22,007	23,172	25,516
Denmark	11,414	11,839	12,160	12,214	12,401
Rest of Europe	2,430	2,454	2,702	2,944	3,281
North America	1,590	1,949	2,465	2,846	3,935
International Operations	2,455	3,104	3,746	4,188	4,882
Japan & Oceania	867	939	934	980	1,017

*)	Comparative figures from 2003–2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.
**)	Excluding costs related to the discontinuation of AERx®.
***)	For definitions, please refer to page 63.
****)	In 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures for 2003 to 2006 have been updated accordingly.

Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2007 (EUR 1 = DKK 7.45078) and the translation of balance sheet items is based on the exchange rate at the end of 2007 (EUR 1 = DKK 7.45660). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Group.

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Consolidated financial statements | Quarterly figures 2006 and 2007 (unaudited)

	2006				2007
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	8,946	9,727	9,583	10,487	9,818	10,563	10,504	10,946

Sales by business segments:
Modern insulins (insulin analogues)	2,324	2,678	2,701	3,122	3,065	3,464	3,568	3,911
Human insulins	3,325	3,301	3,306	3,519	3,136	3,222	3,098	3,116
Insulin-related sales	378	406	391	431	419	437	445	448
Oral antidiabetic products (OAD)	477	483	516	508	523	529	585	512

Diabetes care total	6,504	6,868	6,914	7,580	7,143	7,652	7,696	7,987

Haemostasis management (NovoSeven®)	1,265	1,507	1,393	1,470	1,411	1,508	1,427	1,519
Growth hormone therapy	709	882	821	897	784	924	878	925
Hormone replacement therapy	373	396	383	455	406	411	414	437
Other products	95	74	72	85	74	68	89	78

Biopharmaceuticals total	2,442	2,859	2,669	2,907	2,675	2,911	2,808	2,959

Sales by geographical segments:
Europe *)	3,541	3,903	3,843	4,013	3,931	4,035	4,036	4,348
North America	2,764	2,968	3,062	3,486	3,214	3,424	3,500	3,608
International Operations *)	1,617	1,648	1,539	1,690	1,696	1,953	1,870	1,776
Japan & Oceania	1,024	1,208	1,139	1,298	977	1,151	1,098	1,214

Gross profit	6,531	7,475	7,246	7,906	7,498	8,205	7,990	8,345
Sales and distribution costs	2,728	2,850	2,699	3,331	3,048	3,110	2,993	3,220
Research and development costs	1,419	1,498	1,489	1,910	1,647	1,754	1,724	3,413
Research and development costs (excl. AERx®) **)	–	–	–	–	–	–	–	2,088
Administrative expenses	580	557	605	645	614	594	623	677
Licence fees and other operating income (net)	76	59	49	88	138	60	31	92
Operating profit	1,880	2,629	2,502	2,108	2,327	2,807	2,681	1,127
Operating profit (excl. AERx®) **)	–	–	–	–	–	–	–	2,452

Net financials	(151)	(138)	32	302	47	1,587	175	220
Profit before taxation	1,729	2,491	2,534	2,410	2,374	4,394	2,856	1,347
Income taxes	518	748	760	686	665	742	672	370

Net profit	1,211	1,743	1,774	1,724	1,709	3,652	2,184	977

Depreciation, amortisation and impairment losses	460	508	600	574	509	516	586	1,396
Depreciation, amortisation and impairment losses
(excl. AERx®) **)	–	–	–	–	–	–	–	526

Total equity	27,042	28,908	28,288	30,122	29,676	33,475	33,161	32,182
Total assets	41,299	43,145	43,744	44,692	44,742	48,300	48,423	47,731

Ratios

Gross margin	73.0%	76.8%	75.6%	75.4%	76.4%	77.7%	76.1%	76.2%
Sales and distribution costs as a percentage of sales	30.5%	29.3%	28.2%	31.8%	31.0%	29.4%	28.5%	29.4%
Research and development costs as a percentage of sales	15.9%	15.4%	15.5%	18.2%	16.8%	16.6%	16.4%	31.2%
Research and development costs as a percentage of sales
(excl. AERx®**)	–	–	–	–	–	–	–	19.1%
Administrative expenses as a percentage of sales	6.5%	5.7%	6.3%	6.2%	6.3%	5.6%	5.9%	6.2%
Operating profit margin	21.0%	27.0%	26.1%	20.1%	23.7%	26.6%	25.5%	10.3%
Operating profit margin (excl. AERx®) **)	–	–	–	–	–	–	–	22.4%
Equity ratio	65.5%	67.0%	64.7%	67.4%	66.3%	69.3%	68.5%	67.4%

Share data ***)

Basic earnings per share/ADR (in DKK)	1.87	2.70	2.77	2.72	2.69	5.75	3.46	1.56
Diluted earnings per share/ADR (in DKK)	1.86	2.69	2.76	2.70	2.68	5.71	3.43	1.55

Average number of shares outstanding (million) – basic	647.2	645.8	640.2	634.2	635.0	635.8	632.0	624.4
Average number of shares outstanding (million) – diluted	650.4	649.0	643.6	638.4	639.4	640.2	636.4	629.6

Employees

Number of full-time employees at the end of the period	22,556	22,792	23,071	23,172	24,045	24,729	25,206	25,516

*)	Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers 8 countries, incl. Bulgaria and Romania, from International Operations to Europe.
**)	Excluding costs related to the discontinuation of AERx®.
***)	In December 2007 there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures have been updated accordingly.

104	Novo Nordisk Annual Report 2007

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Financial statements of the Parent company Novo Nordisk A/S

Financial statements
of the Parent company
Novo Nordisk A/S
for 2007

Novo Nordisk Annual Report 2007	105

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Financial statements of the Parent company Novo Nordisk A/S | Income statement

DKK million	Note	2007	2006

Sales	2	26,023	26,430
Cost of goods sold	3	9,871	11,834

Gross profit		16,152	14,596

Sales and distribution costs	3	5,754	5,574
Research and development costs	3	7,142	5,194
Administrative expenses	3, 4	1,187	1,168
Licence fees and other operating income (net)	5	478	360

Operating profit		2,547	3,020

Profit before tax in subsidiaries	10	6,450	6,242
Share of profit in associated companies	10	1,490	(25)
Financial income	6	1,351	573
Financial expenses	6	871	651

Profit before income taxes		10,967	9,159

Income taxes	7	2,449	2,712

Net profit		8,518	6,447

Proposed appropriation of net profit:
Dividends		2,795	2,221
Net revaluation reserve according to the equity method		5,883	5,472
Retained earnings		(160)	(1,246)

		8,518	6,447

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Balance sheet

DKK million	Note	31 Dec 2007	31 Dec 2006

Assets

Intangible assets	8	430	504
Property, plant and equipment	9	15,242	15,561
Financial assets	10	16,014	14,012

Total long-term assets		31,686	30,077

Inventories	11	8,146	6,788
Trade receivables		889	929
Amounts owed by affiliated companies		6,840	6,443
Tax receivables		–	218
Other receivables		499	836
Marketable securities and financial derivatives		2,547	1,810
Cash at bank and in hand		4,460	2,839

Total current assets		23,381	19,863

Total assets		55,067	49,940

Equity and liabilities

Share capital		647	674
Net revaluation reserve according to the equity method		21,815	15,932
Retained earnings		9,489	13,342
Exchange rate adjustments		209	156

Total equity	12	32,160	30,104

Long-term debt	13	961	1,168
Deferred income tax liabilities	14	768	948
Amounts owed to affiliated companies		82	68
Other provisions	15	342	129

Total long-term liabilities		2,153	2,313

Short-term debt and financial derivatives		270	250
Trade payables		956	983
Amounts owed to affiliated companies		15,781	13,325
Tax payables		172	–
Other liabilities		3,085	2,405
Other provisions	15	490	560

Total current liabilities		20,754	17,523

Total liabilities		22,907	19,836

Total equity and liabilities		55,067	49,940

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Financial statements of the Parent company Novo Nordisk A/S | Notes – Income statement

1	Accounting policies

The Parent company’s financial statements have been prepared in accordance with the Danish Financial Statements Act (Class D), and other accounting regulations for companies listed on the OMX Nordic Exchange Copenhagen.
     The accounting policies for the Parent company are unchanged compared to last financial year and are the same as for the Group with the following additions. For a description of the accounting policies of the Group please see note 1 – Summary of significant accounting policies, pp 58–61.

Supplementary accounting policies for the Parent Company

Financial assets
In the financial statements of the Parent company investments in subsidiaries and associated companies are recorded under the equity method, ie at the re -spective share of the net asset values in subsidiaries and associated com panies. Any cost in excess of net assets in the acquired company is capitalised in the Parent company under Financial assets as part of investments in subsidiaries (‘Good will’). Amortisation of goodwill is provided under the straight-line method over a period not exceeding 20 years, based on estimated useful life. Net profit of subsidiaries less unrealised intercompany profits is recorded in the Income statement of the Parent company.
     To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries and associated companies is transferred to net revaluation reserve according to the equity method under equity.
     Fair value adjustments of financial assets categorised as ‘Available for sale’ are recognised in the Parent company in the income statement.

Tax
The Parent company is assessed jointly for Danish tax purposes with its dome -stic subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies.

Cash flow statement
No separate cash flow statement has been prepared for the Parent company –please see the Consolidated cash flow statement and financial resources in the Annual Report, page 56.

2	Sales

DKK million	2007	2006

Sales by business segments *)
Diabetes care total	25,316	23,242
Biopharmaceuticals total	707	3,188

Total sales	26,023	26,430

Sales by geographic segment *)
Europe	10,972	11,560
North America	6,482	6,144
International Operations	5,631	5,180
Japan & Oceania	2,938	3,546

Total sales	26,023	26,430

Sales are attributed to geographical areas based on location of the customer.

*) For definitions of the segments please refer to consolidated accounts note 4, page 64.

3	Employee costs

DKK million	2007	2006

Wages and salaries	5,200	4,867
Share-based payment costs	75	64
Pensions	471	430
Other contributions to social security	147	123
Other employee costs	261	246

Total employee costs	6,154	5,730

Included in the Balance sheet as change
in employee costs included in inventories	143	(4)

For information regarding remuneration to the Board of Directors and Executive Management please refer to consolidated accounts note 34, page 81. Reference is furthermore made to consolidated accounts note 33, page 78, and consolidated accounts note 34, page 81, for information regarding share-based payment schemes to the Board of Directors, Executive Management and the Senior Management Board.

	2007	2006

Average number of full-time
employees in Novo Nordisk A/S	10,412	10,293

4	Fees to statutory auditors

DKK million	2007	2006

PricewaterhouseCoopers	21	19

of which statutory audit fee to PricewaterhouseCoopers	8	8

5	Licence fees and other operating income (net)

For information regarding ‘Licence fees and other operating income (net)’ please refer to consolidated accounts note 9, page 66.

6	Financial income and Financial expenses

DKK million	2007	2006

Interest income relating to subsidiaries
included in Financial income	162	85

Interest expenses relating to subsidiaries
included in Financial expenses	608	406

Foreign exchange loss (net) recognised
in the Income statement	51	222

7	Income taxes

Of the total tax payment of DKK 2,607 million by the group in 2007, the parent company’s share of paid taxes amounts to DKK 1,298 million, which was positively impacted by a tax refund of DKK 83 million relating to prior years.
     In 2006 the total tax payment by the group amounted to DKK 3,514 million of which the parent company’s share of paid taxes relating to current year amounted to DKK 2,378 million. Of the paid tax in the parent company in 2006, DKK 572 million was payment relating to prior years.

For specification of income taxes please refer to consolidated accounts notes 12 and 23, pages 67 and 72.

108	Novo Nordisk Annual Report 2007

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Notes – Balance sheet

8	Intangible assets

	Goodwill	Patents and	Software	2007	2006
DKK million		licences		Total	Total

Cost at the beginning of the year	51	407	342	800	581
Additions during the year	–	21	59	80	219
Disposals during the year	–	(10)	(39)	(49)	–

Cost at the end of the year	51	418	362	831	800

Amortisation at the beginning of the year	51	22	223	296	263
Amortisation during the year	–	8	18	26	33
Impairment losses for the year *)	–	117	–	117	–
Depreciation reversed on disposals during the year	–	–	(38)	(38)	–

Amortisation at the end of the year	51	147	203	401	296

Carrying amount at the end of the year	0	271	159	430	504

*) Impairment losses of DKK 117 million relates to AERx® discontinuation.

9	Property, plant and equipment

	Land and	Plant and	Other	Payments	2007	2006
	buildings	machinery	equipment	on account	Total	Total
				and assets
				in course of
DKK million				construction

Cost at the beginning of the year	8,853	12,426	1,688	2,219	25,186	24,174
Additions during the year	174	288	86	904	1,452	1,828
Disposals during the year	(211)	(691)	(448)	(33)	(1,383)	(816)
Transfer from/(to) other items	496	1,043	74	(1,613)	0	–

Cost at the end of the year	9,312	13,066	1,400	1,477	25,255	25,186

Depreciation and impairment losses at the beginning of the year	2,642	5,845	1,138	–	9,625	8,616
Depreciation for the year	338	1,086	125	–	1,549	1,473
Impairment losses for the year	3	19	3	33	58	173
Depreciation reversed on disposals during the year	(110)	(652)	(424)	(33)	(1,219)	(637)

Depreciation and impairment losses at the end of the year	2,873	6,298	842	0	10,013	9,625

Carrying amount at the end of the year	6,439	6,768	558	1,477	15,242	15,561

The latest official valuation of properties of the Parent company for property tax purposes amounts to a total of DKK 2,447 million (DKK 2,057 million in 2006). Cost of property not officially valued amounts to DKK 658 million (DKK 710 million in 2006).

Novo Nordisk Annual Report 2007	109

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Financial statements of the Parent company Novo Nordisk A/S | Notes – Balance sheet

10	Financial assets

DKK million	Investments in subsidiaries	Amounts owed by affiliated companies	Investments in associated companies	Other securities and investments	2007 Total	2006 Total

Cost at the beginning of the year	6,443	80	296	397	7,216	6,983
Additions during the year	–	20	–	21	41	398
Disposals during the year	–	(27)	(1)	(42)	(70)	(165)

Cost at the end of the year	6,443	73	295	376	7,187	7,216

Value adjustments at the beginning of the year	15,466	–	41	(275)	15,232	10,126
Profit/(loss) before tax	7,068	–	1,494	–	8,562	5,799
Income taxes on profit for the year	(1,035)	–	–	–	(1,035)	192
Amortisation and impairment of goodwill	–	–	(4)	–	(4)	(5)
Dividends received	(150)	–	(1,470)	–	(1,620)	(539)
Disposals during the year	–	–	–	–	–	–
Exchange rate adjustments	(93)	–	–	–	(93)	(127)
Other adjustments	(104)	–	(77)	(8)	(189)	(214)

Value adjustments at the end of the year	21,152	–	(16)	(283)	20,853	15,232

Offset against amounts owed by subsidiaries
at the beginning of the year	11	–	–	–	11	7
Additions during the year	153	–	–	–	153	4

At the end of the year	164	–	–	–	164	11

Unrealised internal profit at the beginning of the year	(8,447)	–	–	–	(8,447)	(5,625)
Change for the year	(4,015)	–	–	–	(4,015)	(3,289)
Exchange rate adjustments	272	–	–	–	272	467

At the end of the year	(12,190)	–	–	–	(12,190)	(8,447)

Carrying amount at the end of the year	15,569	73	279	93	16,014	14,012

Carrying amount of investments in subsidiaries does not include capitalised goodwill at the end of the year. No additions or disposals were made during the year.

Carrying amount of investments in associated companies includes net capitalised goodwill of DKK 65 million at the end of the year (DKK 69 million in 2006).

A list of companies in the Novo Nordisk Group is included on pages 100–101.

11	Inventories

DKK million	2007	2006

Raw materials and consumables	1,077	1,032
Work in progress	6,048	4,402
Finished goods	1,021	1,354

Total inventories	8,146	6,788

Indirect production costs included in work in progress and finished goods	4,027	3,127

Amount of write-down of inventories recognised as expense during the year	188	443
Amount of reversal of write-down of inventories during the year	81	45

110	Novo Nordisk Annual Report 2007

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Notes – Balance sheet

12	Statement of changes in equity

DKK million	Share capital	Net revaluation reserve	Retained earnings	Exchange rate adjustments	2007 Total	2006 Total

Balance at the beginning of the year	674	15,932	13,342	156	30,104	27,621
Appropriated from net profit for the year			(160)		(160)	(1,246)
Proposed dividends			2,795		2,795	2,221
Appropriated from net profit for the year to net
revaluation reserve according to the equity method		5,883			5,883	5,472
Purchase of treasury shares			(4,835)		(4,835)	(3,000)
Sale of treasury shares			241		241	210
Share-based payments			75		75	64
Reduction of the B share capital	(27)		27		–	–
Dividends			(2,221)		(2,221)	(1,945)
Exchange rate adjustment of investments in subsidiaries				53	53	14
Deferred (gain)/loss on cash flow hedges at the beginning
of the year recognised in the Income statement			(420)		(420)	345
Deferred gain/(loss) on cash flow hedges at the end of the year			691		691	420
Other adjustments			(46)		(46)	(72)

Balance at the end of the year	647	21,815	9,489	209	32,160	30,104

Regarding average number of shares please refer to note 13, page 67.
Regarding total number of A and B shares in Novo Nordisk A/S and treasury shares please refer to consolidated accounts note 21, page 71.

13	Long-term debt

DKK million	2007	2006

Mortgage debt	504	658
Other long-term debt	457	510

Total long-term debt	961	1,168

Long-term debt falling due after more than five years from the balance sheet date amounts to	504	504

At the end of 2007 none of the long-term debt was falling due within one year.

14	Deferred income tax liabilities

DKK million	2007	2006

The deferred tax assets and liabilities are allocated to the various balance sheet items as follows:
Property, plant and equipment	1,274	1,406
Indirect production costs	1,007	876
Unrealised profit on intercompany sales	(1,270)	(1,326)
Other	(243)	(8)

Total income tax liabilities	768	948

The deferred income tax has been calculated using a tax rate of 25%.

Novo Nordisk Annual Report 2007	111

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Financial statements of the Parent company Novo Nordisk A/S | Notes – Balance sheet

15	Other provisions

DKK million	Provisions for returned products	Other provisions	2007 Total	2006 Total

At the beginning of the year	560	129	689	617
Additional provisions	183	213	396	228
Adjustments to previous year’s provisions	(171)	–	(171)	14
Used during the year	(82)	–	(82)	(170)

At the end of the year	490	342	832	689

Specification of provisions:
Long-term	–	342	342	129
Current	490	–	490	560

Total other provisions	490	342	832	689

16	Commitments and contingencies

DKK million	2007	2006

Commitments
Lease commitments	612	635
Contractual obligations relating to
investments in Property, plant and equipment	84	64
Guaranties given for subsidiaries	1,515	1,427
Obligations related to research and
development projects	2,471	2,313
Other guarantees and commitments	1,478	1,489

Leasing commitments expiring within the following periods as from the balance sheet date
Within one year	107	104
Between one and five years	254	265
After five years	251	266

Total lease commitments	612	635

The lease costs for 2007 and 2006 were DKK 233 million and DKK 200 million respectively.

Security for debt
Land, buildings and equipment etc at carrying amount	1,989	1,963

For information on pending litigation and other contingencies please refer to consolidated accounts note 36, page 87.

17	Related party transactions

For information on transactions with related parties please refer to consolidated accounts note 32, page 77.

18	Financial risk

For information on financial risk please refer to consolidated accounts note 31, page 76.

112	Novo Nordisk Annual Report 2007

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Consolidated financial statements | Management statement

The Annual Report has the below Management Statement and Auditor’s Reports as provided on pp 114–115.

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2007. The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU, and the Financial Statements of the Parent Company, Novo Nordisk A/S, have been prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed com panies. In our opinion, the accounting policies used are appropriate and the Annual Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, equity, financial position and results, and the consolidated cash flows.

Novo Nordisk’s non-financial statements have been prepared in accordance with the non-financial reporting principles of materiality, completeness and responsiveness of AA 1000AS and include Communication on Progress in support of the United Nations Global Compact. It represents a balanced and reasonable presentation of the organisation’s economic, environmental and social performance.

Gladsaxe, 30 January 2008

Novo Nordisk Annual Report 2007	113

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Consolidated financial statements | Auditor’s reports

Auditor’s report on the Annual Report for 2007

To the Shareholders of Novo Nordisk A/S
We have audited the Annual Report of Novo Nordisk A/S for the financial year 2007, which comprises Management Statement, the Management Report, significant accounting policies, income statement, balance sheet, statement of changes in equity and notes for the Group as well as for the Parent Company and consolidated cash flow statement. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with International Financial Reporting Standards as adopted by the EU, and the Parent Company Financial Statements are prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management’s Responsibility for the Annual Report
Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the said legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and ap propriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2007 of the Group and of the results of the Group operations and consolidated cash flows for the financial year 2007 in ac -cordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with International Financial Reporting Standards as adopted by the EU, and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2007 of the Parent Company and of the results of the Parent Company operations for the financial year 2007 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Gladsaxe, 30 January 2008

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Mogens Nørgaard Mogensen
Danish State Authorised Public Accountant

114	Novo Nordisk Annual Report 2007

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Auditor’s reports

Assurance Report on Non-Financial Reporting 2007

Subject, responsibilities, objective, and scope of assurance statement
We have reviewed the non-financial information in the Annual Report of Novo Nordisk A/S for the financial year 2007, which comprises Management Statement, the Management Report, non-financial Accounting policies and the Consolidated non-financial statements, and the non-financial information in the section ‘Values in action’ at novonordisk.com (’the non-financial reporting’). Our review has been performed with a view to express a conclusion on the non-financial reporting against the principles of materiality, completeness and responsiveness of the AA1000 Assurance Standard (AA1000AS) and to express a conclusion on whether this reporting is free of material misstatements and has been presented in accordance with the accounting policies. Further, we express a conclusion on whether Novo Nordisk’s policies, systems and activities support Novo Nordisk’s commitment to the United Nations Global Compact.

Management’s responsibility
Management is responsible for the collection and presentation of the non-financial information in the non-financial reporting.

Basis of conclusion
Our work was undertaken to perform an evaluation of the non-financial reporting against the principles of materiality, completeness and responsiveness of the AA1000AS. Moreover, we planned and performed our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000 ‘Assurance Engagements other than Audits or Review of Historical Financial Information’ to obtain limited assurance that the non-financial reporting is free of material misstatements and that the information has been presented in accordance with the non-financial accounting policies.

Based on an assessment of materiality and risk, our work included on a sample basis a review of management systems, reporting structures and boundaries. The assurance obtained is limited, as our work compared to that of an engagement with reasonable assurance has been limited to, principally, inquiries, interviews as well as analytical procedures related to registration and communication systems, data and underlying documentation. We reviewed whether data and the underlying components are accounted for in such a way as to fulfil the assertions of materiality and completeness in accordance with Novo Nordisk’s non-financial accounting policies. In addition, our work comprised an assessment of stakeholder engagement and of the materiality of reporting against peer-reporting, media reports and industry knowledge. Three major production sites were visited in Kalundborg and Hillerød, Denmark and Chartres, France. Our work also included an assessment of significant estimates made by Management.

We have reviewed Novo Nordisk’s own assessment of how the non-financial reporting and the underlying policies, systems and activities are aligned to and support the principles of the UN Global Compact.

We believe that the work performed provides a reasonable basis for our conclusion.

Conclusion
Based on the work performed we state our conclusion in relation to each of the key principles of the AA1000 Assurance Standard: materiality, completeness and responsiveness.

Materiality
Nothing has come to our attention that would cause us not to believe that the non-financial reporting presents a fair and balanced representation of Novo Nordisk’s material corporate non-financial performance and impacts.
the reported non-financial targets and indicators in general are used in strategic and operational decision-making and some of these are included in top management, management, and business units’ balanced scorecard.

the Annual Report, designed primarily to meet the information needs of share holders, financial analysts and other corporate stakeholders, includes significant non-financial information material to Novo Nordisk’s corporate stakeholders. Objectives, policies, processes and performance in respect of other key non-financial issues e.g. bioethics, human rights and environmental management are more comprehensively addressed in the non-financial reporting in the section ‘Values in action’ at novonordisk.com/ sustainability.

the inclusion of information is aligned with robust and well-functioning governance and risk management structures and processes as well as regular and informal stakeholder engagement and systematic trend spotting activities ensuring attention to key corporate stakeholder concerns and expectations.

Completeness
Nothing has come to our attention that would cause us not to believe that

Novo Nordisk can identify and understand material aspects of its corporate non-financial performance as well as significant impacts outside the boundaries of which it has direct management control including upstream and downstream issues such as social and environmental performance of suppliers, animal health practices of contract research organisations, carbon emissions of energy suppliers, training of health care professionals, and accessibility for less developed countries to medicine at reduced prices.

Novo Nordisk has an effective process in place at corporate level for identifying, exploring and defining its approach to material impacts while an as effective approach is not mirrored in some local levels of the organisation.

Responsiveness
Nothing has come to our attention that would cause us not to believe that through the non-financial reporting and other communications, Novo Nordisk is responsive to significant issues raised by corporate stakeholders in an accessible manner.
Novo Nordisk has an effective process and relevant governance structures in place for defining its response to corporate stakeholders as well as processes in place to promote integration of such responses in management and business processes. In some areas such as responsible purchasing, promotion of equal opportunities and business ethics additional controls could be put in place to ensure consistent and effective implementation of responses.

Novo Nordisk has corporate policies, programmes and procedures to address material stakeholder concerns in key pharmaceutical industry areas such as business ethics and marketing practices, bioethics including clinical trials and animal welfare, access to health and advocacy.

Based on our work nothing has come to our attention that disproves that Novo Nordisk’s policies, systems and activities taken as a whole support Novo Nordisk’s commitment to the UN Global Compact.

In addition, based on our review, nothing has come to our attention that causes us not to believe that the non-financial information in the Annual Report of Novo Nordisk for the financial year 2007 is free of material misstatements and has been presented in accordance with the accounting policies.

Commentary
According to AA1000AS, we are required to include recommendations for improvements in relation to environmental and social responsibility. The recommendations as well as our statement of independence and competencies are stated in the section ‘Assurance’ at novonordisk.com/sustainability/values in action. Our recommendations do not affect the above stated conclusion.

Gladsaxe, 30 January 2008

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Mogens Nørgaard Mogensen
Danish State-Authorised Public Accountant

Novo Nordisk Annual Report 2007	115

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Index

This index might be of help if you are looking for specific information. It includes topics covered in this Annual Report and additional information available online at novonordisk.com.

Topic of interest	Covered in this report	Online information

About Novo Nordisk	pp 4–5	novonordisk.com/about_us

Access to health	pp 28–29, 98	novonordisk.com/sustainability/values_in_action Click: Access to health

Accountability	pp 89, 91	novonordisk.com /sustainability/values_in_action Click: Assurance

Advocacy	pp 26–27	novonordisk.com/sustainability/values_in_action Click: Advocacy

Animal welfare	p 99	novonordisk.com/sustainability/values_in_action Click: Bioethics

Audit and assurance	pp 44–45, 114–115	novonordisk.com/sustainability/values_in_action Click: Assurance

Awards and recognitions		novonordisk.com/sustainability/awards_and_recognition

Biopharmaceuticals	pp 38–41	novonordisk.com/about_us

Board of Directors	pp 46–47	novonordisk.com/about_us/management/board_of_directors

Brand and reputation management	p 90	novonordisk.com/about_us/changing-diabetes

Business ethics	pp 24, 90	novonordisk.com/sustainability/values_in_action Click: Business ethics

Business strategy	pp 8–9	novonordisk.com/sustainability/vision_and_strategy

Capital structure	pp 49–50	novonordisk.com/about_us/about_novo_nordisk Click: Ownership

Changing diabetes	pp 26–29	novonordisk.com/sustainability/values_in_action Click: Advocacy

Climate change	pp 22–23, 96	novonordisk.com/ /sustainability/values_in_action Click: Environmental management

Clinical trials	p 24	novonordisk.com/sustainability/values_in_action Click: Bioethics

Community engagement	p 7	novonordisk.com/sustainability/values_in_action Click: Community engagement

Compliance	pp 24, 96	novonordisk.com/sustainability/governance Click: Compliance

Corporate governance	pp 42–45	novonordisk.com/sustainability/governance Click: Corporate governance

Definitions	pp 63, 91–92	novonordisk.com /sustainability/values_in_action Click: Assurance

Diabetes care	pp 26–37	novonordisk.com/about_us Click: Diabetes care

Diversity	pp 90, 97	novonordisk.com/sustainability/values_in_action Click: Workplace quality

Donations	p 87	novonordisk.com/sustainability/values_in_action Click: Community engagement

Economic footprint	p 94	novonordisk.com/sustainability/values_in_action Click: Economic footprint

Environment	pp 95–96	novonordisk.com/sustainability/values_in_action Click: Environmental management

Executive Management	p 48	novonordisk.com/about_us/management Click: Executive management

Financial performance	pp 10–14	novonordisk.com/sustainability/values_in_action Click: Financial performance

Gene technology	p 96	novonordisk.com/sustainability/values_in_action Click: Bioethics

Global Compact	pp 24, 89	novonordisk.com/sustainability/reporting Click: Global compact

Global Reporting Initiative (GRI)	p 89	novonordisk.com/sustainability/reporting Click: GRI

Health and safety	p 97	novonordisk.com/sustainability/values_in_action Click: Workplace quality

Human rights	p 24	novonordisk.com /sustainability/values_in_action Click: Human rights

Legal issues	pp 87–88	novonordisk.com /sustainability/values_in_action Click: Legal proceedings

Materiality	p 91	novonordisk.com/sustainability/values_in_action Click: Assurance

Memberships	pp 89, 91	novonordisk.com/sustainability/stakeholder_engagement Click: Memberships

Novo Nordisk Way, the	pp 6–7	novonordisk.com/sustainability/governance Click: Novo Nordisk Way of Management

Partnerships	pp 20–21	novonordisk.com/sustainability/stakeholder_engagement Click: Partnerships

People strategy	p 25	novonordisk.com/sustainability/values_in_action Click: Workplace quality

Pipeline	pp 16–19	novonordisk.com/science/pipeline

Product stewardship		novonordisk.com/sustainability/values_in_action Click: Environmental management

Quality	pp 23, 90	novonordisk.com/sustainability/values_in_action Click: Quality

Remuneration	pp 44–45	novonordisk.com/about_us Click: Corporate governance

Responsible sourcing	p 14	novonordisk.com/sustainability/values_in_action Click: Responsible sourcing

Risk management	pp 8–9, 45	novonordisk.com/sustainability/governance Click: Risk management

Share information	pp 49–50	novonordisk.com/investors/share_information

Social responsibility	pp 6–7, 97–99	novonordisk.com/sustainability/sustainability_in_short

Socio-economics	pp 93–94	novonordisk.com/sustainability/values_in_action Click: Socio-economics

Stakeholder engagement	p 89	novonordisk.com/sustainability/stakeholder_engagement

Stem cell research	p 31	novonordisk.com/sustainability/values_in_action Click: Bioethics

Sustainability	pp 6–7, 89	novonordisk.com/sustainability/sustainability_in_short

Talent development	pp 25, 90	novonordisk.com/sustainability/values_in_action Click: Workplace quality

Tax	pp 67, 93	novonordisk.com/sustainability/values_in_action Click: Tax

Triple Bottom Line	pp 6–7, 89–99	novonordisk.com/sustainability/sustainability_in_short

Workplace quality	pp 25, 97–98	novonordisk.com/sustainability/values_in_action Click: Workplace quality

116	Novo Nordisk Annual Report 2007

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Contacts

Novo Nordisk values stakeholders’ reviews of the company’s reporting and welcomes any questions or comments concerning the report or the company’s performance.

Visit the corporate website at novonordisk.com

This report is about how we do business. When it comes to building relations – that is what Novo Nordisk people across the globe are doing every day. If reading the report inspires you to learn more or to get involved in some of the work, please get in touch.

Enquiries, comments and suggestions are very welcome.

Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Tel +45 4444 8888
webmaster@novonordisk.com

Media
Corporate Communications
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Mike Rulis
Tel +45 4442 3573
E-mail: mike@novonordisk.com

Investor Relations
Mads Veggerby Lausten
Tel +45 4443 7919
E-mail: mlau@novonordisk.com

Hans Rommer
Tel +45 4442 4765
E-mail: hrmm@novonordisk.com
In North America:
Christian Qvist Frandsen
Tel +1 609 919 7937
E-mail: cqfr@novonordisk.com

Transfer agents
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase Bank
PO Box 3408
South Hackensack, NJ 07606
USA
Tel +1 800 990 1135
Tel +1 201 680 6630 for enquiries from outside the United States

Produced by: Corporate Branding, February 2008
Contributing writer: Amy Brown
Translation: Anne Nielsen and Corporate Communications
Photos: Arrowood Photography, Asger Carlsen, Philip Elberling, Peter Elmholt,
Finn Fons, Willi Hansen, Thorkild Jensen, Shane Kelly, Kevin J McCormick,
Jesper Westley and Novo Nordisk
Design and production: Branded Design ApS
Accounts and notes production: team2graphics
Printed in Denmark by Bording A/S (DS/EN ISO 14001:1996)

Accounting
for performance

The Novo Nordisk Annual Report covers the fiscal year 2007. It is issued in February 2008 for approval by shareholders at the Annual General Meeting in March. The Financial Statements of the parent company, Novo Nordisk A/S, are included (see pp 105–112). The

Annual Report is filed with the Danish Commerce and Companies Agency.
      The Annual Report and the Financial Statements 2007 of the parent company are available for online reading and downloads at novonordisk.com/ investors. Click: Download centre.
As a supplement, the company provides additional information and a full data set on environmental and social performance in its online reporting.	See annualreport2007.novonordisk.com.
The accuracy, completeness and reliability of the company’s reporting is verified through internal controls, assurance and independent audits. Compliance with codes and regulations is further supported by management processes such as the Quality Management System, assurance and internal and external audits.

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References

The report makes reference to several publications. The list below provides titles and publication details of the key studies, reports and reviews referred to. Information on Novo Nordisk’s clinical trials and pipeline can be found at novonordisk-trials.com

1)	International Diabetes Federation, Diabetes Atlas, Third Edition, 2006, p.5.

2)	International Diabetes Federation & Novo Nordisk, Changing Diabetes® Barometer, First Report, 2007.

3)	Economist Intelligence Unit, The Silent Epidemic, an economic study of diabetes in developed and developing countries, 2007.

4)	Henk-Jan Aanstoot et al, Novo Nordisk & International Diabetes Federation, Diabetes Youth Charter, 2007.

5)	Novo Nordisk, DAWN (Diabetes Attitudes, Wishes and Needs), 2001.

6)	R R Holman et al, Addition of biphasic, prandial, or basal insulin to oral therapy in type 2 diabetes. N Engl J Med, 2007 Oct 25;357(17):1759-61.

7)	E S Kilpatrick et al, Global Task Force on Glycaemic Control & Novo Nordisk, HbA1c: the gap between guidelines and clinical reality across eight countries, 2007.

8)	World Health Organization, Global Strategy on Diet, Physical Activity and Health, Obesity and Overweight, Factsheet.

9)	A Dornhorst et al. Safety and efficacy of insulin detemir in clinical practice. Int J Clin Pract 2007; 61(3):523–8.

10)	T L Christensen et al: An evaluation of the relationship between adult height and health-related quality of life in the general UK population. Clinical Endocrinology (2007) 67, 407–412.

11)	ISS Europe, ECGI, Shearman & Sterling: Report on the proportionality principle in the European Union, 2007.

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Novo Nordisk key products

This report makes reference to European product trade names. The list below provides an overview of European trade names with accompanying generic names. Trade and generic names may differ in the US and Japan. For a complete overview of country-specific product names, please visit novonordisk.com Click: Your COUNTRY.

Therapeutic area	Trade name	Generic name

Diabetes care	Modern insulins

	Levemir®	Insulin detemir

	NovoRapid®	Insulin aspart

	NovoMix®	Biphasic insulin aspart

Human insulins

	Insulatard®	Insulin human

	Actrapid®	Insulin human

	Mixtard®	Insulin human

Diabetes devices

	FlexPen®	Prefilled insulin delivery system

	NovoPen® 4	Durable insulin delivery system

	InnoLet®	Prefilled insulin delivery system

	NovoFine®	Needles

	GlucaGen®	Glucagon

Oral antidiabetic agent

	NovoNorm®	Repaglinide

Biopharmaceuticals	Haemostasis

	NovoSeven®	Recombinant factor VIIa

Human growth hormone

norditropin®	Norditropin®	Somatropin (rDNA origin)

	NordiFlex®	Prefilled multi-dose delivery system

	NordiFlex PenMate™	Automatic needle insertion accessory

	NordiLet®	Prefilled multi-dose delivery system

HRT

	Activelle®	Estradiol/norethisterone acetate

	Estrofem®	Estradiol

	Novofem®	Estradiol/norethisterone acetate

	Vagifem®	Estradiol hemihydrate

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United to change diabetes

On World Diabetes Day, 14 November 2007, Novo Nordisk employees across the globe organised human blue circles, the symbol of the Unite for Diabetes campaign. More than a quarter of a million people in 50 countries took part in this global advocacy effort to promote awareness and action on diabetes.	which Novo Nordisk was an active and supportive partner. It recognises the urgent need to pursue multilateral efforts to promote and improve human health and encourages member states to develop national policies for the prevention, treatment and care of diabetes in line with the sustainable development of their healthcare systems.

World Diabetes Day marks the birthday of Sir Frederick Banting, the Canadian physician and Nobel laureate who co-discovered insulin, the pancreatic hormone used for treating diabetes. For years, it has been marked around the world, but in 2007, for the first time, the event was endorsed by the United Nations. The UN Resolution on diabetes, adopted in December 2006, was the successful result of a tireless multi-stakeholder campaign, led by the International Diabetes Federation, in

In New York City, home of the United Nations, Novo Nordisk’s Changing Diabetes® Bus and a Diabetes Village on Union Square offered the 5,500 visitors an opportunity to have their waist and blood sugar measured and learn about the prevention and management of diabetes.

Together with our partners, Novo Nordisk stands united to change diabetes.

Novo Nordisk A/S Novo Allé 2880 Bagsværd Denmark CVR no 24 25 67 90 novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: FEBRUARY 11, 2008	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer